Exhibit 99.1

This prospectus is an unofficial translation of a prospectus published by the Company in Isarel on August 24, 2006, which contains parts in the Hebrew language and in the English language. Sections 1.3 - 1.11 and 1.26 - 1.33 are originally made in English.

Elbit Medical Imaging Ltd.
 (the “Company”)

Issue Prospectus
Of
Up to 458,605,000 registered Series C Notes of NIS 1 par value each, payable in 10 equal semi-annual installments, on September 1 of each of the years 2009 to 2018, inclusive (the first installment to be effected on September 1, 2009 and the last installment to be effected on September 1, 2018), bearing interest at the uniform interest rate or the new uniform interest rate (as such terms are defined in subsection 1.12.4.3 of the Prospectus), payable in semi-annual installments on March 1 and September 1 of each of the years 2007 to 2018 (the first installment to be effected on March 1, 2007 and the last installment to be effected on September 1, 2018), linked (principal and interest) to the Index for July 2006, as published on August 15, 2006.

And Of
up to 51,363,760 registered Series A Notes of NIS 1 par value each, payable in 10 equal semi-annual installments, on August 20 and February 20 of each of the years 2009 to 2014, inclusive (the first installment to be effected on August 20, 2009 and the last installment to be effected on February 20, 2014), bearing interest at a rate of 6% per annum, payable in semi-annual installments on August 20 and February 20 of each of the years 2006 to 2014 (while the first installment was effected on August 20, 2006 and the last installment to be effected on February 20, 2014), linked (principal and interest) to the Index for January 2006, as published on February 15, 2006.

And Of
up to 10,000,000 registered Series B Notes of NIS 1 par value each, payable in 10 equal semi-annual installments, on August 20 and February 20 of each of the years 2009 to 2014, inclusive (the first installment to be effected on August 20, 2009 and the last installment to be effected on February 20, 2014), bearing variable interest at the Libor interest rate plus 2.65% per annum, payable in semi-annual installments on August 20 and February 20 of each of the years 2006 to 2014 (while the first installment was effected on August 20, 2006 and the last installment to be effected on February 20, 2014), linked (principal and interest) to the representative rate of the dollar as of the base rate, namely the rate known on February 23, 2006.

The Series C Notes and the Series A Notes are offered to the public as follows:
The Series C Notes and the Series A Notes are offered to the public by way of 458,605 units, the makeup and price of each unit being as follows:

NIS 1,000 par value Series C Notes at 100% of their par value:	NIS 1,000
NIS 112 par value Series A Notes offered at a price of 104.40% of their par value:	NIS 116.9

Total price per Unit:	NIS 1,116.9

The Series C Notes and the Series A Notes are offered to the public by way of tender at the annual interest rate to be borne by Series C Notes, while the annual interest rate shall not be less than 5.2% and shall not exceed 5.4%.

The tender on the annual interest rate to be borne by Series C Notes shall commence on August 2006 at 08:30 and shall terminate on the same date at 15:00.

Prior undertakings were given to the Company by institutional investors to submit bids within the framework of the issue for the purchase of 366,884 units, constituting approximately 80% of the total units offered as aforesaid. For details concerning the institutional investors’ undertakings, see subsection 1.19 of the Prospectus.

The Series B Notes are offered to the public as follows:
The Series B Notes are offered to the public by way of 10,000 units, the makeup and price of each unit being as follows:

NIS 1,000 par value Series B Notes offered at a minimum price of 93% of their par value:	NIS 930

Total minimum price per Unit:	NIS 930

The Series B Notes are offered to the public by way of tender for unit price, the unit price being not less than NIS 930 and not exceeding NIS 950.

The tender on the unit price of Series B Notes shall commence on August 2006 at 08:30 and shall terminate on the same date at 15:00.

The tender on the annual interest rate to be borne by Series A Notes and the tender on the unit price of Series B Notes, as aforesaid, are two separate tenders, independent of each other.

The Company’s Ordinary Shares are listed for trading on the Tel Aviv Stock Exchange Ltd. (hereinafter: the “Stock Exchange”) under the symbol “ELBIM” as well as on the “Nasdaq” (“Nasdaq Global Market”), under the symbol “EMITF”. On August 22, 2006 the closing rate of the Company’s shares on the Stock Exchange and on the Nasdaq amounted to NIS 106.7 and USD 24.31.

The Company is engaged in the following areas of activity: (1) Promotion, establishment , operation, management and sale of commercial and entertainment centers in Israel, Eastern and Central Europe; (2) Ownership of hotels, primarily in central European cities, as well as management and sale of such hotels; (3) Investment in research and development, manufacture and marketing of MRI-guided focused ultra sound treatment devices, through the InSightec Co.; (hereinafter: “InSightec”); and (4) Other operations consisting of distribution and marketing of womens' fashion via a wholly owned subsidiary, Mango Israel Clothing & Footwear Ltd. (hereinafter: “Mango”) and venture capital investments. Investment in the Company’s securities involves the following risks, the gist of which is as follows:
Risk factors pertaining to trade and entertainment centers: (1) Identifying appropriate sites is critical for the success of the trade and entertainment center; (2) Planning restrictions and local objections are liable to withhold or prevent construction of centers; (3) The Company is dependent on contractors and sub-contractors to operate the centers; (4) Delays in completion of construction are likely to affect the Company’s success; (5) The Company is dependent on contracting with attractive third parties for the purpose of leasing the center areas; (6) The Company’s financial results are likely to be affected by demands on behalf of retailers and by tenants’ insolvency; (7) The condition of the general economy in a certain area is likely to affect tenants; (8) The company is dependent on the existence of anchor tenants; (9) Increased competition in certain areas in East European countries.
Risk factors pertaining to the field of hotel business: (10) The hotel business is liable to be adversely affected by economic conditions, over capacity, traveling and trip patterns, weather and other conditions beyond the Company’s control which are liable to adversely affect the Company’s business and financial results; (11) Competition in the field of hotel business is liable to adversely affect the Company’s business and financial results; (12) Acquisition, foundation and renewal of hotels entail significant risks and the Company is unable to guarantee the success of future projects; (13) Prolonged delays in connection with environmental renovation near the Astrid Plaza Hotel in Belgium are liable to adversely affect the hotel activity; (14) The Company is dependent on partners in connection with joint ventures and collaborations; (15) The Company relies on management agreements with the Park Plaza Co., which are liable to fail to yield the anticipated benefits and are likely to be terminated; (16) The agreements with Park Plaza and with the Razidor Group impose limitations on the Company, liable to cause additional significant expenses to the Company; (17) The value of the Company’s investment in its hotels is subject to various risks pertaining to ownership and operation of tangible assets; (18) The Company’s ownership in the Bucuresti Hotel has been challenged.
Risk factors pertaining to the Company’s business in the field of trade and entertainment centers and in the field of hotel business: (19) Failure to meet governmental regulation is liable to adversely affect the Company’s business and financial results; (20) The Company is liable to be exposed to liability for defects in planning and construction on the part of contractors which are unrelated third parties; (21) The Company is liable to be adversely affected by shortage in raw materials and manpower; (22) The Company is liable to undergo changes in its annual or quarterly financial results in consequence of opening new centers, entering into new businesses and sale of other centers, hotels or other businesses; (23) Factors impacting the value of the Company’s real estate properties and its investments are liable to be adversely affected and the Company would be required to enter a loss in consequence of depreciation which has not been entered in the past.
Risk factors pertaining to the field of treatment using medical imaging: (24) InSightec is dependent on sale of the ExAblate 2000 device for treatment of uterine fibroids constituting nearly all of InSightec’s revenues; (25) In the event that the ExAblate 2000 device is not extensively accepted on the market for the purpose of treatment of uterine fibroids, InSightec will be unable to generate sufficient quantities of sales to support its activity; (26) Should physicians, hospitals and providers of other medical services not succeed in obtaining sufficient cover and refunds from financing third parties for the purpose of treatment via the ExAblate 2000 device, InSightec is liable not to manufacture sufficient quantities of sale, that will allow it to finance its operations; (27) InSightec’s future growth is significantly dependent on its ability to develop other treatment applications for the ExAblate 2000 device and to obtain appropriate regulatory approvals; (28) InSightec is dependent on General Electric Ltd.; (29) In the event that InSightec fails to protect its intellectual property, InSightec’s competitive positioning is liable to be adversely affected. Claims on the part of third parties concerning infringement of  intellectual property rights may require InSightec to introduce changes to its products, to obtain licenses and/or conduct legal proceedings involving significant financial cost, likely  to adversely affect InSightec’s future business and economic performance.

Risk factors pertaining to the Company’s activity in other areas: (30) Mango’s activity is dependent on a single franchiser and supplier, which is likely to cause delays and disturbances in supply of Mango products, liable in turn to adversely affect Mango’s business and financial results; (31) An increase in wage levels in Israel is likely to adversely affect Mango’s financial results; (32) The clothing market is impacted by changes in fashion preferences. If the manufacturer of Mango’s products wrongly assesses fashion trends or if Mango fails to select from Mango’s inventory, attractive items for its customers, Mango’s sales are liable to fall and its financial results are liable to be adversely affected; (33) Changes in customs rate and/or customs or port strikes may adversely affect the highly competitive women’s fashion market and Mango’s competitors are likely to have better financial, geographic and other resources; (35) Mango has no control over changes in prices of raw materials which it uses and a rise in such prices is liable to adversely affect Mango’s profitability; (36) Devaluation of the NIS vis-à-vis the Euro is liable to adversely affect Mango’s profitability; (37) The Company’s venture capital investments are speculative by nature and the Company is likely not to derive revenues or yield profits from such investments.
Risk factors pertaining to Israel: (39) The security and economic situation in Israel is likely to affect the Company’s activity; (40) Many of the directors, officers and Company employees are duty-bound to participate in annual reserve service in Israel. The Company is unable to assess the potential impact of this liability on the Company’s operations; (41) A reform in the tax system is likely to adversely affect the Company; (42) The courts in Israel are likely not to enforce judgments entered outside Israel, which is likely to cause difficulties in collecting funds pursuant to judgments entered against the Company; (43) Provisions barring takeover of the Company are liable to adversely affect the Company’s shareholders; (44) Violation of certain conditions pursuant to the Income Tax Ordinance in Israel and/or pre-ruling issued by the tax authorities in Israel with respect to merger by means of replacement of shares between the Company and the subsidiary, Elsint, are liable to result in non-approval of the merger with tax exemption by the tax authorities in Israel and in the imposition of capital gains tax on the replacement of shares.
Risk factors pertaining to the Company’s activity in East Europe: (45) The Company is exposed to various risks relating to its operations in East Europe, including economic and government instability as well as political and criminal corruption; (46) The environmental issue in East Europe is becoming increasingly important, which is likely to result in delays in construction and growth in expenditure; (47) The Company is exposed to various risks in connection with its operations in Romania, including the unpredictable nature of the civil legal system.
General risk factors: (48) If the Company is characterized as a Passive Foreign Investment Company for purposes of the American Federal Income Tax Act then the Company’s shareholders are likely to be subject to a negative tax implication; (49) The Company is subject to several legal proceedings likely to adversely affect the results of the Company’s operations; (50) The Company requires significant capital and will possibly not be able to obtain additional finance sources; (51) The high leverage of the company is likely to adversely affect the Company’s ability to act; (52) The results of the Company’s operations vary in view of the seasonality in certain businesses of the Company; (53) One shareholder is holding, directly or indirectly, a material portion of the Company’s shares, thereby effectively controlling the Company; (54) Loss of services of senior managers at the Company in general and of Mordechai Zieser in particular, is likely to adversely affect the Company’s business and financial results; (55) The Company’s annual and quarterly results are likely to change, which in turn is likely to result in a drop in the price of the Company’s shares.
Risks relating to the Notes offered under this Prospectus: (56) The Notes are not secured. Therefore, a situation may be created to the effect that other liabilities of the Company, which are secured, will be collected from assets that secure such liabilities, prior to the settlement of the Notes; (57) Inability to settle the Company’s liabilities in the future; (58) The Notes offered to the public under this Prospectus are offered to the public for the first time and there is no previous market for securities of this type of the Company.  There is no certainty that a liquid market will be developed for these Notes.
For further details concerning the Company’s risk factors see subsection 1.9 of the Prospectus.

The Company is dependent on the controlling shareholder of the Company. For details see subsection 1.9 of the Prospectus as well as a reference in the rating reports of the rating companies, as set out in subsections 1.22 and 1.23 of the Prospectus.

The Company’s articles of association incorporate provisions pursuant to sections 20, 85, 259 and 307 of the Companies Law, 5759 - 1999.

The Company is a party to transactions with stakeholders therein. For details see Item 7B of the Company’s annual report for 2005 (20-F) published on the Magna on July 2, 2006.

The Series C Notes offered to the public under this Prospectus were rated by Midroog Ltd. (hereinafter: “Midroog”) A2 and by Maalot - The Securities Rating Company Ltd. (hereinafter: “Maalot”), at A. For details concerning the significance of the rating, the considerations thereof and the conditions set by Midroog and Maalot for the rating - See subsections 1.22 and 1.23 of the Prospectus.

Below are details concerning the Company’s cash flow from ongoing operations in the years 2003, 2004 and 2005 (in NIS thousand):
2003 2004 2005
Cash flow from ongoing operations (8,333) (21,562) (99,108)
For details concerning the Board of Director’s explanations as to the state of the Company’s affairs see Item 5 of the Company’s annual statement for 2005 (20-F) that was published on the Magna on July 2, 2006.
The Notes of any Series offered hereunder are not secured by any lien whatsoever. The Notes of any series offered hereunder will be declared immediately due and payable only on the occurrences described in the Prospectus. See subsection 1.18.3 of the Prospectus. The Company may encumber all or any of its property, by means of any encumbrance and in any fashion whatsoever, in favor of any third party whatsoever, without having to obtain any approval from the Trustee and/or the holders of any series as aforesaid. For details see subsection 1.18.2 of the Prospectus.

The auditors have drawn attention, without qualifying their opinion, to claims, respecting some of which a motion was submitted to certify them as class actions, as well as to implementation for the first time of Accounting Standard No. 19 of the Israel Accounting Standards Board - Income Taxes. For details see the opinion of the Company’s auditors on the Company’s financial statement for 2005 dated April 9, 2006, which is included in the annual statement published by the Company for 2005 (20-F) as well as notes 17B and 2L to the said financial statements.

The Company intends to use the total issue consideration, net, from Series C Notes in place of a debt. In this context, the Company intends to settle to Bank Hapoalim Ltd loans for the purpose of removing Bank Hapoalim’s lien on the total share capital of Plaza Centers (Europe) B.V., the Company’s subsidiary. As of the Prospectus date, the Company has not reached understandings with Bank Hapoalim with respect to the debt repayment amount for the purpose of removing the lien as aforesaid; however, the total debt to Bank Hapoalim for which the said lien serves as security is approximately $ 90 million.  Other than the foregoing, the Company has no understanding with respect to either the identity of the debt to be replaced or the terms of such replacement. For details see subsection 1.11 of the Prospectus.

This Prospectus has been prepared pursuant to an exemption from the Securities (Details, Structure and Form of Prospectus) Regulations, 5729 - 1969, issued to the Company by the Israel Securities Authority (the “Securities Authority”) by virtue of Section 35(29) of the Securities Law, 5828 - 1968. For details concerning an exemption obtained by the Company from the Securities Authority with respect to this Prospectus, see subsection 1.2 of the Prospectus.

The Company’s ongoing reports are in the English language in accordance with the Dual Listing Rules provided in Chapter E.3. of the Securities Law, 5728 - 1968, and the regulations enacted thereunder.

The offering hereunder is undertaken in Israel only, is earmarked for Israeli residents only and is not intended for residents of any other country. Without derogating from the foregoing, the offering under this Prospectus is not being undertaken in the United States and/or to a US Person as defined under Regulation S enacted pursuant to the US Securities Act of 1933 (hereinafter: "1933 Securities Act”), any purchaser of securities offered under this Prospectus shall be deemed to have made a declaration not to be a U.S. Person and not to have been in the United States at the time of submitting a bid for purchasing the securities offered under this Prospectus. No person is authorized to invest sale efforts with respect to the securities offered under this Prospectus in the United States. This Prospectus, the offering of securities herein, the purchase thereof and everything arising from and/or relating to this Prospectus, the securities offered hereunder and the purchase thereof, shall be governed by the laws of the State of Israel only. No other laws whatsoever shall apply, and the exclusive and sole jurisdiction in any matter arising therefrom and/or relating thereto is vested solely in the competent courts in Israel.

This Prospectus was not submitted to the Securities Authority in the United States. The securities offered under this Prospectus are not listed pursuant to the 1933 Securities Act in the United States and purchasers of the Notes under this Prospectus many not offer and/or sale same in the United States and/or to a US Person, unless they are listed under the 1933 Securities Act or where there is an exemption from the listing requirements pursuant to the 1933 Securities Act. The Company does not undertake to list the Notes for trading pursuant to the 1933 Securities Act.

This Prospectus was not submitted to the Securities Authority in the United States. The securities offered under this Prospectus are not listed pursuant to the 1933 Securities Act in the United States and purchasers of the Notes under this Prospectus many not offer and/or sale same in the United States and/or to a US Person, unless they are listed under the 1933 Securities Act or where there is an exemption from the listing requirements pursuant to the 1933 Securities Act. The Company does not undertake to list the Notes for trading pursuant to the 1933 Securities Act.

This offering is not secured by underwriting.

The total commissions for consultation, prior undertakings to institutional investors and distribution, success fees and other expenses, involved in the present issue are expected to total approx. NIS 7,750 thousand, representing approximately 1.7% of the consideration from the immediate issue hereunder.

Trustee for Series C Notes, Series A Notes and Series B Notes: Aurora Fidelity Trust Company Ltd.

Consultants for the issue:
Clal Finances Underwriting Ltd.   Analyst Underwriting And Issuing Ltd.

Harel Underwriting And Issues Ltd.

Prospectus date: August 24, 2006

Table of Contents

Chapter 1		5
1.1	Permits	8
1.2	The Securities Authority’s Exemption	8
1.3	General	10
1.4	Forward-Looking Statement	10
1.5	Summary Information Regarding the Company	12
1.6	Summary Terms of the Notes	15
1.7	The Offer & Listing.	17
1.8	Summary Consolidated Financial Data	17
1.9	Risk Factors	22
1.10	Capitalization and Indebtednes	44
1.11	Use of Proceeds	45
1.12	Public Offering of Series C and Series A Notes	46
1.13	Public Offering of Series B Notes	52
1.14	Description of the Series C Notes	57
1.15	Description of Series A Notes	60
1.16	Description of the Series B Notes	63
1.17	Terms of the Notes	66
1.18	Trust Deeds	71
1.19	Institutional Investors	82
1.20	Refraining From Entering Into Arrangements	87
1.21	Taxation of the Notes	88
1.22	Rating of the Notes by Midroog Ltd.	92
1.23	Rating of the Notes by Maalot	106
1.24	Advice on the Issue	116
1.25	Plan of Distribution	117
1.26	Expenses of the Offering	117
1.27	Incorporation of Certain Documents by Reference	117
1.28	Indemnification, exemption and insurance of Directors and Officers	118
1.29	Directors and Senior Management	121
1.30	Where You Can Find More Information	121
1.31	Legal Matters	122
1.32	Experts	122
1.33	Sale of Unregistered Securities	123
Chapter 2		125
2.1	Legal Opinion	125
2.2	Auditor’s Consents	126
2.3	Perusal of Documents	130
Chapter 3 - Signatures		131

The offering hereunder is undertaken in Israel only, is earmarked for Israeli residents only and is not intended for residents of any other country. Without derogating from the foregoing, the offering under this Prospectus is not undertaken in the United States and/or to a US Person as defined under Regulation S enacted pursuant to the US Securities Act of 1933 (hereinafter: "1933 Securities Act”), any purchaser of the Notes offered under this Prospectus shall be deemed to have declared not to be a U.S. Person and not to have been in the United States at the time of submitting a bid for purchasing the Notes offered under this Prospectus. No person is authorized to invest sale efforts with respect to the Notes offered under this Prospectus in the United States. This Prospectus, the offering of the Notes herein, the purchase thereof and everything arising from and/or relating to this Prospectus, the Notes offered hereunder and the purchase thereof, shall be governed by the laws of the State of Israel only. No other laws whatsoever shall apply, and the exclusive and sole jurisdiction in any matter arising therefrom and/or relating thereto is vested solely in the competent courts in Israel.

This Prospectus was not submitted to the Securities Authority in the United States. The securities offered under this Prospectus are not listed pursuant to the 1933 Securities Act in the United States and purchasers of the Notes under this Prospectus may not offer and/or sell same in the United States and/or to a US Person, unless they are listed under the 1933 Securities Act or where there is an exemption from the listing requirements pursuant to the 1933 Securities Act. The Company does not undertake to list the Notes for trading pursuant to the 1933 Securities Act.

A decision to purchase the Notes offered pursuant to this Prospects should only be made on the basis of the information provided in this Prospectus. The Company has not authorized any person or other entity to provide information that is different than that set out in this Prospectus. This Prospectus does not constitute a securities offering in any other country other than Israel.

Chapter 1

1.1.	Permits

The Company obtained all approvals, permits and licenses required under law for the offering of the Series C Notes, the Series A Notes and the Series B Notes offered, for the issuance thereof and for publishing of this Prospectus.

Nothing in the approval of the Securities Authority to publish the Prospectus constitutes verification of the details presented therein or approval of either the reliability or the completeness thereof, nor is it tantamount to an expression of an opinion on the nature of the offered securities.

Tel Aviv Stock Exchange Ltd. (hereinafter: the “Stock Exchange”) has granted its approval for the listing for trading of the Notes offered under this Prospectus, all subject to fulfillment of the minimum spread and minimal value of public holding requirements with respect to the Series C Notes and the fulfillment of the minimum spread requirements with respect to Series B Notes. See subsections 1.12.5 and 1.13.5 below, respectively.

The above approval of the Stock Exchange should not be deemed as approval of the details contained in the Prospectus or as to either the reliability or the completeness thereof, nor is it tantamount to an expression of an opinion on the Company, the nature of the securities offered in this Prospectus, or the consideration thereof.

1.2.	The Securities Authority’s Exemption

1.2.1.
Section 35(29) of Chapter E(3) of the Securities Law, 5728 - 1968 (hereinafter: the “Securities Law”) provides, inter alia, that the Securities Authority may exempt a corporation incorporated in Israel offering securities to the public, if its securities are listed for trading on a stock exchange overseas, from all or any of the provisions relating to details in a prospectus, the structure and form thereof.

1.2.2.
The Company obtained from the Securities Authority exemption pursuant to Section 35(29) of the Securities Law from provisions of the Securities (Details, Structure and Form of Prospectus) Regulations, 5729 - 1969 in respect of the this Prospectus (hereinafter: “Prospectus Details Regulations” and “Authority’s Exemption”, respectively.) The Authority’s exemption was conditioned on the Company’s statement to the effect that had the Company acted to list in the United States the securities of the type offered to the public hereunder, under the rules of the United States Securities Act of 1933, the Company would have been authorized to do so via a registration documents on Form F-1 (hereinafter: “Form F-1”).

1.2.3.
A.Pursuant to the Authority’s Exemption, the Company prepared this Prospectus on the basis of the 1933 Securities Act requirements and the rules of the American Securities Authorities as to Form F-1. Accordingly, the Company states that this Prospectus (including the documents incorporated herein by way of reference), meets, in all material respects, the requirements of Form F-1, apart from: (1) The cover of the Prospectus; (2) Subsection 1.1 - “Permits”; (3) Subsection 1.2 - “Securities Authority’s Exemption”; (4) Subsection 1.12 - “Public Offering of Series C and Series A Notes”; (5) Subsection 1.13 - “Public Offering of Series B Notes”; (6) Subsection 1.14 - “Description of the Series C Notes”; (7) Subsection 1.15 - “Description of the Series A Notes”; (8)

Subsection 1.16 - “Description of the Series B Notes“; (9) Subsection 1.17 - “Terms of the Notes”; (10) Subsection 1.18 - “Trust Deeds”; (11) Subsection 1.19 - “Institutional Investors”; (12) Subsection 1.20 “Refraining from entering into arrangements”; (13) Subsection 1.21 “Taxation of the Notes”; (14) Subsection 1.22 - “Rating of the Notes by Midroog Ltd.”; (15) Subsection 1.23 - “Rating of the Notes by Maalot”; (16) Subsection 1.24 - “Advice on the Issue”; (17) Subsection 1.25 - “Plan of Distribution”; (18) Subsection 1.26 - “Expenses of the Offering”; (19) Subsection 1.27 - “Incorporation of Certain Documents by Reference”; (20) Subsection 2.1 - “Legal Opinion”; (21) Subsection 2.3 - “Perusal of Documents”; and (22) Chapter 3 - “Signatures”; and apart from the fact that in Form F-1 certain information, declarations, appendixes and undertakings would have been included which are not included in the Prospectus and/or are included in the Prospectus not in compliance with the requirements of F-1, and are immaterial to the matter of listing for trading of securities on the Stock Exchange and with respect to public offering of securities in Israel, as set out in paragraph C below.

B. The following sections: 1.1 - “Permits”; 1.2 - “Securities Authority’s Exemption”; 1.12 - “Public Offering of Series C and Series A Notes”; 1.13 - “Public Offering of Series B Notes”; 1.14 - “Description of Series C Notes”; 1.15 - Description of Series A Notes”; 1.16 - “Description of Series B Notes”; 1.17 - “Terms of the Notes”; 1.18 - “The Trust Deeds”; 1.19 - “Institutional Investors”; 1.20 - Refraining from entering into arrangements”; 1.21 - “Taxation of the Notes”; 1.22 - “Rating of the Notes by Midroog Ltd.”; subsection 1.23 - “Rating of the Notes by Maalot” and subsection 1.24 - “Advice on the Issue”, were prepared pursuant to the provisions of the Securities Law and the regulations enacted by virtue thereof. Furthermore, subsection 2.1 - “Legal Opinion”, subsection 2.3 - Perusal of documents” as well as the signatures upon the Prospectus in Chapter 3, were prepared in accordance with the provisions of the Securities Law and the regulations enacted by virtue thereof.

C. Furthermore, the following sections, that are required under Form F-1, are not in compliance with the requirements under Form F-1 as aforesaid, and/or are not included in the Prospectus: (1)Item 1 of Form F-1 - Forepart of Registration Statement and Outside Front Cover Page of Prospectus; (2) Item 2 of Form F-1 - Inside Front and Outside Back Cover Pages of Prospectus; (3) The following parts of Item 4(a) of Form F-1: (i) Item 2.B (Offer Statistics and Expected Timetable - Method and expected timetable) of Form 20-F, (ii) Item 9.B (The Offer and Listing - Plan of distribution) of Form 20-F, (iii) Item 9.F (The Offer and Listing - Expenses of the issue) of Form 20-F, (iv) Item 10.E (Additional Information - Taxation) of Form 20-F, and (v) Item 12 (Description of Securities other than Equity Securities) of Form 20-F; (4) Item 5 of Form F-1 - Incorporation of Certain Information by Reference to the extent that the Prospectus incorporates by reference filing made on the Magna system rather than filing made with the Commission; (5) Item 5A of Form F-1 - Disclosure of Commission Position on Indemnification for Securities Act Liabilities; (6) Item 8 of Form F-1 - Exhibits and Financial Statement Schedules;(7) Item 9 of Form F-1 - Undertakings; ו-(8) Any Requirement following the publication of the Prospectus to reflect in the Prospectus any facts or events arising after such publication that are material to the Company and/or an investor’s decision to purchase the debt securities being offered pursuant to the Prospectus so long as such offering continues to be made.

It shall be stated that this Prospectus has neither been submitted to the American Securities Authority nor has been examined by it.

1.2.4.
The Company’s ongoing reports are in the English language in accordance with the Dual Listing Rules provided in Chapter E.3. of the Securities Law, 5728 - 1968, and the regulations enacted by virtue thereof. Furthermore, pursuant to the Authority’s exemption, the Company will continue to report in accordance with the dual listing rules as aforesaid.

1.2.5.	The Prospectus incorporates details by way of reference. For details see subsection 1.27 below.

1.3.	General

As used herein, references to “we”, “our”, “us”, “Elbit”, “EMI” or the “Company” are references to Elbit Medical Imaging Ltd. and its subsidiaries. References to our “financial statements” are to our consolidated financial statements except as the context otherwise requires.

For the reader’s convenience, financial information for 2005 has been translated from various foreign currencies to the U.S. dollar (“$” or U.S. dollar), as of December 31, 2005 in accordance with the following exchange rates:

Currency	December 31, 2005 U.S. $
1 EURO	1.18
1 GBP	1.73
1 HUF	0.04
1 RAND	0.11
1 PLN	0.31

The dollar amounts reflected in these convenience translations should not be construed as representing amounts that actually can be received or paid in dollars or convertible into dollars (unless otherwise indicated), nor do such convenience translations mean that the NIS amounts (i) actually represent the corresponding dollar amounts stated, or (ii) could be converted into dollars at the assumed rate. The Federal Reserve Bank of New York does not certify for customs purposes a buying rate for cable transfers in NIS. Therefore all information about exchange rates is based on the Bank of Israel rates.

1.4.	Forward Looking Statements

This Prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “1934 Act”) (collectively, the “Safe Harbor Provisions”). Forward-looking statements are typically identified by the words “believe,” “expect,” “intend,” “estimate” and similar expressions. Such statements appear in this Prospectus and include statements regarding the intent, belief or current expectation of EMI or its directors or officers. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth below under the caption “Risk Factors” (we refer to these factors as “Cautionary Statements”). Any forward-looking statements contained in this Prospectus speak only as of the date hereof, and we caution potential investors not to place undue reliance on such statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

Any or all of the forward-looking statements in this Prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may vary materially. The uncertainties that may cause differences include, but are not limited to:

With respect to our shopping and entertainment centers business:

•	our ability to identify locations for the development of shopping centers in countries where we have less experience or market knowledge;

•	our ability to receive timely zoning approvals for the operation of shopping centers in areas where the existing zoning is not suitable;

•	the dependence on contractors and subcontractors to construct our shopping centers; and

•	delays in the construction of shopping and entertainment centers exceeding the construction time permitted in building permits.

With respect to our hotel business:

•	economic conditions, oversupply, travel patterns, weather and other conditions beyond our control;

•	the competitive nature of the hotel business, particularly in areas where there is an oversupply of rooms; and

•	risks involved in the acquisition, development and renovation of hotels in connection with our future projects.

With respect to both the shopping and entertainment centers business and to the hotel business:

•	failure to comply with government regulations such as building and zoning requirements and fire safety control;

•	reliance upon the quality and timely performance of construction activities by third-party contractors; and

•	fluctuations in prices and shortages in the supply of raw materials for building.

With respect to the Image Guided Treatment Business:

•	InSightec’s dependency on the sales of ExABlate 2000 for virtually all of its revenue;

•	InSightec’s ability to achieve broad market acceptance for the treatment of uterine fibroids;

•	InSightec’s dependence on General Electric; and

•	the ability of physicians, hospitals, and healthcare providers to obtain coverage and sufficient reimbursement from third party healthcare providers for treatment procedures using ExAblate 2000.

as well as the risks discussed in Section 1.9 below (Risk Factors) and in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed with the U.S. Securities and Exchange Commission on June 30, 2006 and with the Israel Securities Authority on July 2, 2006 (the “2005 20-F”) and incorporated by reference into this Prospectus.

1.5.	Summary Information Regarding the Company

You should read the following summary together with the more detailed information regarding us, the Notes being sold in this offering pursuant to this Prospectus, including the risks discussed under the heading “Risk Factors,” contained in this Prospectus. You should also read carefully the consolidated financial statements and notes thereto and the other information about us that is incorporated by reference in this Prospectus, including our 2005 20-F and our Form 6-K regarding our financial results for the first quarter of 2006, both incorporated by reference into this Prospectus (the “Results Announcements”).

Elbit Medical Imaging Ltd. was incorporated in 1996 as a result of the split of Elbit Ltd. Until the end of 1998, EMI was engaged primarily in the medical diagnostic systems and medical imaging device manufacturing field. In 1998, EMI sold substantially all of its business activity, and in May 1999, the controlling interest in EMI was acquired by Europe-Israel (M.M.S.) Ltd. (“Europe-Israel”), an Israeli company, from Elron Electronic Industry Ltd.

In September 1999, EMI’s subsidiary, Elscint Ltd. acquired interests in hotels from Europe-Israel and a shopping and entertainment center then under development in Herzliya, for cash, and in September 2000, EMI acquired its shopping and entertainment center business from Europe-Israel for cash.

EMI is a company incorporated under the laws of the State of Israel and is subject to the Israeli Companies Law 1999 - 5759 and the Israeli Securities Law 1968 - 5728 and any regulations published under these laws. Our shares are listed on the NASDAQ Global Market (ticker symbol: EMITF) and on the Tel Aviv Stock Exchange. Our executive offices are located at 13 Mozes Street, Tel-Aviv 67442, Israel. You may reach us by telephone at (972-3) 608-6000 or by fax at (972-3) 695-3080. Our U.S. agent is CSC Corporation Service Company 2711 Centerville Road, Suite 400 Wilmington, DE 19808.

The following is a summary of the principal fields of our businesses:

•	Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel and in Central and Eastern Europe.

•	Hotels ownership, primarily in major European cities, as well as operation, management and sale of same.

•	Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through InSightec Ltd. (“InSightec”).

•
Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd. (“Mango”), and venture-capital investments.

Below is a description of our principal fields of activity:

Shopping and Entertainment Centers

The shopping and entertainment centers business includes our operational shopping and entertainment centers and other shopping and entertainment centers which are currently under construction and/or development. In addition, the shopping and entertainment centers business includes the Dream Island project, a tourist and entertainment area in central Budapest which includes designations for commercial space, tourism, entertainment and leisure hotels and apartments hotel, which is currently in preliminary stages of development as well as other income producing real estate properties and other properties.

We presently have one shopping center in Israel and seven other projects in various stages of planning and development in Poland, Hungary, the Czech Republic and Latvia. The operations of each of our shopping and entertainment center projects are conducted through a special purpose project corporation.

Generally, approximately 75% of the total constructed area of each shopping and entertainment center is set aside to be leased. The focus of our centers is on two principal elements: shopping and entertainment. The anchor tenants form the core of these elements, around which the smaller businesses and activities are introduced, and provide a wide range and choice of activities to patrons. The entertainment facilities generally include a cinema complex of between 8-12 screens, a video and gaming arcade, bowling alleys, billiard halls, fitness centers, bars, discotheques, children’s playgrounds and, in some projects, an IMAX three-dimensional cinema screen. The food court consists of a range of restaurants, offering a variety of culinary opportunities from fast food to gourmet foods. We own 100% of the interest in most of these centers.

The commercial activities focus on supermarket and department store anchor tenants, and are carefully monitored to allow an optimal mix of stores and services to cater for all requirements and to offer the maximum range of commodities to patrons.

In addition, we own interests in office buildings and in undeveloped plots of land.

Hotels

The goal of our hotel business is to acquire and manage, via management companies, four-star hotel properties which provide, at four star hotel prices, the business and vacation traveler with five star quality accommodations that are conveniently located near major transportation stations.

We own interests in eight operating hotels and two hotels under construction, which are located primarily in Europe and South Africa. We also have development plans with respect to other new hotels. Our ownership percentage in our hotels varies, and the remaining interests in those hotels that are not wholly-owned by us are owned by various unrelated third parties, including subsidiaries of the Red Sea group of companies (“Red Sea”) which is our business partner in six of our eight operating hotels and in one of the hotels which is currently under development. Red Sea is engaged in the initiation and development of residential and commercial real estate projects in Israel and in the operation of chain of hotels and income producing real estate abroad. Most of our operating hotels in which we have an interest have appointed Park Plaza Europe B.V. (“Park Plaza”), an unrelated third party company, as their hotel management company. In certain hotels, however, Park Plaza holds 5% or 10% of the equity rights in the companies holding these hotels.

The Image Guided Treatment Business

All of our activities in the image guided treatment field are performed through InSightec. InSightec has developed and markets the ExAblate 2000, the first FDA-approved system for Magnetic Resonance guided Focused Ultrasound Surgery (“MRgFUS”). InSightec’s objective is to transform the surgical environment for the treatment of a limited number of forms of benign and malignant tumors by replacing invasive and minimally invasive surgical procedures with an incisionless surgical treatment solution. The system is designed to deliver safe and effective non-invasive treatments while reducing the risk of morbidity and potential complications, as well as the direct and indirect costs associated with conventional surgery. In October 2004, InSightec received FDA approval to market the ExAblate 2000 in the United States for the treatment of uterine fibroids, a type of benign tumor of the uterus. Prior to that, in October 2002, InSightec received authorization to affix the CE mark to the ExAblate 2000, enabling it to market the system in the European Economic Area for the treatment of uterine fibroids. InSightec also has regulatory approval for the ExAblate 2000 for uterine fibroids in Russia, Taiwan, Australia and Singapore. InSightec is also in various stages of development and clinical research for the application of its MRgFUS technology to the treatment of other types of benign and malignant tumors. These additional applications are being developed to take advantage of the modular design of the ExAblate 2000, which enables it to function as a common platform for multiple MRgFUS-based surgical applications. Currently, InSightec has an installed base of 36 units around the world in academic hospitals, community hospitals, MRI clinics and physician-formed joint ventures. The ExAblate 2000 is operable only with certain MRI systems manufactured by General Electric Healthcare, a division of General Electric Company (“GE”). InSightec estimates that the ExAblate 2000 is compatible with approximately 2,400, or 34%, of the estimated 7,000 MRI systems installed in the United States. InSightec recently signed an exclusive worldwide (except for Russia and Japan) sales and marketing agreement with GE with respect to the ExAblate 2000. InSightec believes that its relationship with GE will enable us to leverage GE’s marketing and sales resources to accelerate its market penetration.

As of August 1, 2006, the principal shareholders of InSightec were EMI (69.27% shareholder and 52.05% shareholder on a fully diluted basis), GE (25.20% shareholder and 20.59% shareholder on a fully diluted basis) and MediTech Advisors, LLC (“MTA”) (3.87% shareholder and 6.85% shareholder on a fully diluted basis). The remaining holdings of InSightec are held by employees, directors and officers.

Other Activities

Mango is an apparel company that owns the distribution and retail rights in Israel to the international retail brand name MANGO-MNG™. Mango currently leases six stores in Israel and the key elements of Mango’s strategy are to increase sales to existing and new customers by adjusting our pricing strategy and market behavior, localize and enhance the Mango brand in Israel by improving its marketing and branding strategy, open new stores in strategic locations across Israel with emphasis on opening smaller shops of 250-300 square meters rather than stores of larger square meters, and reduce the percentage of outlet stores out of the total Mango stores in Israel, and relocate the outlet stores to the suburbs.

In addition to our core operations, we hold interests in various companies which are not significant to our results of operations.

Recent Developments

Principal Capital Expenditures and Divestitures

The following is an update of our principal capital expenditures and divestitures from December 31, 2005 and until the date of this Prospectus.

Shopping and Entertainment Centers

•
The additional estimated costs expected to be invested in our projects which are currently under construction (Rybnik, Sosnoweic, Pilsen, Lublin, Riga, Lodz, Kerepesi and Helios) is €353 million. We expect to finance these projects by long-term bank loans and shareholder loans.

We expect to complete the construction of these projects in 2007 -2009. From January 1, 2006 and until the date of this Prospectus we invested in these shopping and entertainment centers an aggregate amount of approximately €54 million.

•
Dream Island project - In May 2006, the Budapest General Assembly approved the amendment to the local town-planning scheme (KSZT), which approves the construction plans for this site. Formal regulatory approvals of the KSZT modification contained in the Budapest General Assembly resolution are currently pending. We plan to commence the construction of this Project in 2007 and we expect to complete it within six years. The total estimated costs expected to be invested in this project is €1,100 million. From January 1, 2006 and until the date of this Prospectus we did not carry out any significant investments in this project.

Hotels

•
Bucuresti Hotel Complex, Bucharest, Romania - In January 2006 we commenced the renovation of the Bucuresti Hotel in order to enable compliance with the international standards required for a four star business hotel. The additional estimated costs expected to be invested in this project is €33 million. We expect to complete the construction of this project in late 2007. Such investment will be financed by bank loans. From January 1, 2006 and until the date of this Prospectus we invested in these shopping and entertainment centers an aggregate amount of approximately €5.6 million.

Image Guided Treatment

•	On August 10, 2006 InSightec signed an agreement for an internal round of financing totaling $15 million from its existing investors, the Company, GE and MTA.
The investment will take the form of convertible notes which are convertible to InSightec’s ordinary shares subject to the fulfillment of certain conditions stipulated in the agreement. The Company’s share in this investment totals $ 9.8 million. In addition, the existing investors have been granted contingent warrants exercisable at a nominal price for InSightec ordinary shares subject to the fulfillment of certain conditions stipulated in the agreement.

Appointment of a New Chief Financial Officer

•
In August 2006, Dudi Machluf was appointed as our Chief Financial Officer. Between the years 2003 and 2006, Mr. Machluf (age 34) served in various positions with the Company, including controller and transaction manager. Between the years 1998 and 2003, Mr. Machluf was employed as a CPA and manager by Brightman Almagor & Co., a firm of certified public accountants in Israel and a member of Deloitte Touche Tohmatsu. Mr. Machluf holds a Bachelor of Arts degree in accounting and economics from Bar-Ilan University and a Master’s degree in Law (LL.M.) and Economics from Bar Ilan University. Mr. Machluf is a certified public accountant.

1.6.	Summary Terms of the Notes

The following summary is not intended to be complete. For a more detailed description of the Notes, see Sections 1.14, 1.15 and 1.16 (Hebrew) of this Prospectus.

The Series C, Series A and Series B Notes are being offered for sale by the Company. The terms of the Notes are as follows:

Series C Notes

Issuer	Elbit Medical Imaging Ltd. (the “Issuer”)
Securities	Series C Notes in the principal amount of up to NIS 458,605,000 par value.
Principal Payment Dates	Principal payable in ten equal annual installments on September 1st from 2009 through 2018.
Maturity	September 1, 2018.
Interest Rate	As shall be determined in the tender.
Interest Payment Dates	Interest is payable in semi-annual instalments on March 1st and September 1st from 2007 through 2018.
Linkage	Principal and interest on the Notes are linked to the increase of the Israeli consumer price index published for the month of July 2006.
Ranking	Unsecured debt.
Use of Proceeds	We intend to use the net proceeds from the offering attributable to the Series C Notes for the repayment of certain debt to Bank Hapoalim B.M. and for the replacement of debts. See section 1.11 below.
Rating of Securities offered	Midroog: A2 and Maalot: A
Governing Law	Israel.
Trustee	Aurora Fidelity Trust Company Ltd

Series A Notes

Issuer	Elbit Medical Imaging Ltd. (the “Issuer”)
Securities	Series A Notes in the principal amount of NIS 51,363,760 par value (out of a total principal amount of NIS 567,631,370 par value).
Principal Payment Dates	Principal payable in ten equal semi-annual instalments on August 20th and February 20th from 2009 through 2014.
Maturity	February 20, 2014.
Interest Rate	6% per annum.
Interest Payment Dates	Interest is payable in semi-annual instalments on August 20th and February 20th from 2006 through 2014.
Linkage	Principal and interest on the Notes are linked to the increase of the Israeli consumer price index published for the month of January, 2006.
Ranking	Unsecured debt.
Use of Proceeds	We intend to use the net proceeds from the offering attributable to Series A Notes for general corporate purposes. See section 1.11 below.
Rating of Securities offered	Midroog: A2 and Maalot: A

Governing Law	Israel.
Trustee	Aurora Fidelity Trust Company Ltd.

Series B Notes

Issuer	Elbit Medical Imaging Ltd. (the “Issuer”)
Securities	Series B Notes in the principal amount of NIS 10,000,000 par value (out of a total principal amount of NIS 69,550,000 par value).
Principal Payment Dates	Principal payable in ten equal semi-annual instalments on August 20th and February 20th from 2009 through 2014.
Maturity	February 20, 2014.
Interest Rate	LIBOR plus 2.65% per annum.
Interest Payment Dates	Interest is payable in semi-annual instalments on August 20th and February 20th from 2006 through 2014.
Linkage	Principal and interest on the Notes are linked to change in the representative rate of the exchange between the U.S. Dollar and the NIS known on February 23, 2006.
Ranking	Unsecured debt.
Use of Proceeds	We intend to use the net proceeds from the offering of the Series B Notes for general corporate purposes. See section 1.11 below.
Rating of Securities offered	Midroog: A2 and Maalot: A
Governing Law	Israel.
Trustee	Aurora Fidelity Trust Company Ltd.

1.7.	The Offer & Listing

For a description of the manner of determination of the interest rate of the Series C Notes offered by this Prospectus and the price per units of Series B Notes, please see Sections 1.12 and 1.13 below (Hebrew). The Company has received an approval from the Tel Aviv Stock Exchange for listing of the Series C, Series A and Series B Notes for trade on the TASE, subject to the meeting of the TASE requirements regarding minimum value of public holdings and minimum dispersal - with respect to the Series C Notes and subject to the meeting of the TASE requirement regarding minimum dispersal with respect to the Series B Notes. See section 1.12.5 below (Hebrew).

1.8.	Summary Consolidated Financial Data

The following table sets forth our summary consolidated financial data for the years ended and as at December 31, 2001, 2002, 2003, 2004 and 2005 and for the first quarter of 2006. The summary consolidated financial data for the years ended and as at December 31, 2001, 2002, 2003, 2004 and 2005 is based on financial statements that have been prepared in accordance with the Israeli generally accepted accounting principles (“GAAP”), and audited by Brightman Almagor & Co., a firm of certified public accountants in Israel and a member of Deloitte Touche Tohmatsu, except for certain subsidiaries and an associate which were audited by other auditors. Our selected consolidated financial data are presented in NIS. A convenience translation to U.S. dollars is presented for 2005 and for the first quarter of 2006 only. You should read this summary financial data together with our consolidated financial statements and the notes to those statements, together with “Item 5. Operating and Financial Review and Prospects” included in our 2005 20-F incorporated by reference into this Prospectus.

Through December 31, 2003, our financial statements were prepared in adjusted values (in NIS of constant purchase power), on the basis of changes in the consumer price index (“Inflation” and “CPI”), in accordance with Israeli GAAP. On January 1, 2004, Accounting Standard No. 12 of the Israel Accounting Standards Board (“IASB”) came into force and effect (“Standard 12”). In accordance with the provisions of Standard 12, adjustment of financial statements to the inflation shall cease commencing January 1, 2004, with adjusted amounts of non-monetary items which were included in the balance sheet as of December 31, 2003, used as basis for the nominal financial reporting as and from January 1, 2004. Amounts presented in the financial statements for periods commencing January 1, 2004 were, therefore, included in values to be hereinafter referred to as “Reported amounts”.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	FOR THE QUARTER ENDED FOR THE YEAR ENDED DECEMBER 31,
	March 31, 2006	March 31, 2006	2005	2005	2004	2003	2002	2001
	(unaudited)		Reported(*)	Reported(*)	Reported	Adjusted	Adjusted	Adjusted
	Convenience Translation		Convenience Translation
	($’000)	(In Thousand NIS)	$'000	(In Thousand NIS)
REVENUES
Sale of real estate assets and investments, net	8,369	39,040	61,191	281,661	131,921	-	-	-
Commercial centers operations	5,259	24,535	31,057	142,957	311,893	347,056	279,776	132,212
Hotels operations and management	16,361	76,322	58,670	270,057	218,365	189,205	206,679	139,226
Sale of medical systems	4,071	18,989	16,449	75,713	44,049	-	-	-
Realization of investments	-	-	425	1,958	16,415	45,129	24,710	-
Other operational income	2,644	12,333	9,648	44,409	13,238	13,495	1,509	10,030
Other income	6,299	29,387	-	-	-	-	30,760	54,394
	43,002	200,606	177,440	816,755	735,881	594,885	543,434	335,862

COSTS OF EXPENSES
Commercial centers operations	7,256	33,851	34,248	157,640	271,392	257,913	218,673	85,786
Hotels operations and management	15,821	73,803	56,331	259,293	207,152	188,672	205,635	133,652
Cost and expenses of medical systems operation	3,232	15,078	10,944	50,374	26,039	8,720	8,015	7,023
Other operational expenses	3,430	16,002	10,166	46,793	3,655	3,510	1,392	7,311
Research and development expenses, net	3,228	15,058	12,991	59,796	38,158	43,719	28,454	24,198
General and administrative expenses	2,854	13,314	8,025	36,939	43,627	42,144	44,070	42,839
Share in losses of associated companies, net	487	2,272	2,613	12,028	15,968	20,951	2,906	9,712
Financial expenses (income), net	8,071	37,652	26,574	122,321	53,569	211,821	5,440	(101,559)
Other expenses	409	1,910	12,406	57,106	51,428	10,477	45,965	20,317
	44,789	208,940	174,298	802,290	710,988	787,927	560,551	229,279

PROFIT (LOSS) BEFORE INCOME TAXES	(1,786)	(8,334)	3,142	14,465	24,893	(193,042)	(17,117)	106,583
Income taxes (tax benefits)	623	2,905	1,694	7,798	15,804	(20,217)	21,711	13,596
PROFIT (LOSS) AFTER INCOME TAXES	(2,409)	(11,239)	1,448	6,667	9,089	(172,825)	(38,828)	92,987
Minority-interest in results of subsidiaries, Net	875	4,080	16,032	73,795	27,448	48,671	24,490	(5,915)
PROFIT (LOSS) FROM CONTINUING OPERATIONS	(1,535)	(7,159)	17,480	80,462	36,537	(124,154)	(14,338)	87,072
Profit from discontinued operations, net	3,270	15,255	1,285	5,917	6,810	12,073	54,752	18,759
Cumulative effect of accounting change at the beginning of the year	-	-	(135)	(622)	-	-	-	-
NET INCOME (LOSS)	1,735	8,096	18,630	85,757	43,347	(112,081)	40,414	105,831

EARNINGS (LOSS) PER SHARE

From continuing operations	(0.06)	(0.29)	0.78	3.61	1.59	(5.56)	(0.64)	3.92
From discontinued operations	0.13	0.61	0.06	0.27	0.30	0.54	2.45	0.84
Cumulative effect of accounting change at the beginning of the year		-	(0.01)	(0.03)	-	-	-	-
Basic earnings (loss) per share	0.07	0.32	0.83	3.85	1.89	(5.02)	1.81	4.76

Dividend declared per share			2.69	12.39**	-	-	-	-

(*)  Restated due to changes in Israeli accounting standard
(**)  We declared distribution of dividends twice during 2005.

INCOME STATEMENT DATA
AS PER U.S. GAAP (*):

	YEAR ENDED DECEMBER 31,
	Convenience Translation	2005	2004	2003	2002	2001
		Reported	Reported	Adjusted	Adjusted	Adjusted
	$’000	(In thousand NIS)
A) NET INCOME (LOSS) AND COMPREHENSIVE INCOME:
Net income (loss) according to U.S. GAAP	21,800	103,344	(92,446)	(19,251)	(27,747)	(21,112)
Total comprehensive income (loss) according to U.S. GAAP	26,816	123,429	(149,915)	35,545	143,360	16,373
Basic earning (loss) per ordinary share as per U.S. GAAP (NIS)	0.98	4.53	(4.02)	(0.86)	(1.24)	(0.94)
Diluted earning (loss) per ordinary share as per U.S. GAAP (NIS)	0.98	4.53	(4.02)	(0.86)	(1.35)	(0.96)
Weighted average of number of shares and share equivalents under U.S. GAAP (thousands)	22,154	22,154	23,025	22,337	22,337	22,224

(*)	For further information as to the differences between Israeli and U.S. GAAP, as applicable to the Company's financial statements, see Note 25 to our consolidated financial statements

SELECTED BALANCE SHEET DATA

(Including as per U.S. GAAP)

	FOR THE QUARTER ENDED		DECEMBER 31
	March 31, 2006	March 31, 2006	2005	2005	2004	2003	2002	2001
	(unaudited)		Reported(*)	Reported(*)	Reported	Adjusted	Adjusted	Adjusted
	Convenience Translation		Convenience Translation
	($’000)	(in Thousand NIS)	$'000			(In Thousand NIS)
Current Assets	280,689	1,309,412	188,058	865,632	736,339	577,687	1,006,237	1,132,194
Long term investments and receivables	31,682	147,796	25,839	118,937	185,393	218,407	453,839	477,052
Hotels, commercial centers and other fixed assets	634,259	2,958,819	599,275	2,758,465	3,527,988	4,629,675	4,090,936	2,858,129
Other assets and deferred expenses	4,356	20,319	6,621	30,476	55,859	85,798	73,024	60,596
Assets related to discontinued operations	2,667	12,440	2,739	12,607	14,700	16,228	111,984	199,360
Total	953,652	4,448,786	822,532	3,786,117	4,520,279	5,527,795	5,736,020	4,727,331
Current Liabilities	147,579	688,456	150,397	692,278	794,741	1,178,415	1,901,506	1,612,532
Long-term liabilities	585,307	2,730,458	413,294	1,902,391	2,418,897	2,841,326	2,176,301	1,446,923
Liabilities related to discontinued operations	13,219	61,668	13,563	62,430	71,986	82,802	110,007	253,854
Convertible debentures	-	-	13,514	62,159	-	-	-	-
Minority interest	2,012	9,387	2,487	11,449	430,687	471,606	486,670	497,257
Options issued by a subsidiary	765	3,567	257	1,186	-	-	-	-
Shareholders' equity	204,770	955,250	229,029	1,054,224	803,968	953,646	1,061,536	916,765
Total	953,652	4,448,786	822,532	3,786,117	4,520,279	5,527,795	5,736,020	4,727,331

Total assets according to U.S. GAAP	N/A	N/A	835,635	3,846,427	4,676,008	5,917,917	6,007,937	4,772,914
Total liabilities according to U.S. GAAP	N/A	N/A	608,633	2,801,532	3,905,673	4,891,985	5,040,903	3,955,945
Total shareholders equity according to U.S. GAAP	N/A	N/A	227,002	1,044,894	770,335	1,025,932	967,034	816,969

(*) restated due to changes in Israeli accounting standard

Exchange Rate Data

The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 4.440 to the dollar on June 30, 2006 and NIS 4.357 to the dollar on August 22, 2006. The exchange rate has fluctuated during the six months period beginning January 2005 through June 2006 from a high of NIS 4.725 to the dollar to a low of NIS 4.428 to the dollar. The monthly high and low exchange rates between the NIS and the U.S. dollar during the six months period beginning January 2005 through June 2006, as published by the Bank of Israel, were as follows:

Month	High	Low
	1 U.S. dollar =	1 U.S. dollar =
January 2006	4.658 NIS	4.577 NIS
February 2006	4.725 NIS	4.664 NIS
March 2006	4.717 NIS	4.658 NIS
April 2006	4.671 NIS	4.503 NIS
May 2006	4.522 NIS	4.428 NIS
June 2006	4.524 NIS	4.436 NIS
July 2006	4.521 NIS	4.378 NIS

The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years and for the first quarter of 2006 was as follows:

Period	Exchange Rate
January 1, 2001 - December 31, 2001	4.219 NIS/$1
January 1, 2002 - December 31, 2002	4.738 NIS/$1
January 1, 2003 - December 31, 2003	4.544 NIS/$1
January 1, 2004 - December 31, 2004	4.483 NIS/$1
January 1, 2005 - December 31, 2005	4.488 NIS/$1
January 1, 2006 - March 31, 2006	4.676 NIS/$1

Ratio of Earnings to Fixed Charges

Our ratio of earnings to fixed charges for the periods indicated below was as follows (NIS Millions):`

Year Ended December 31

	2001	2002	2003	2004	2005	Jan. - March 2006
Ratio of earnings to fixed charges (Israeli GAAP)	3.95	0.65	(0.46)	1.08	1.02	0.56
Ratio of earnings to fixed charges (US GAAP)	(4.41)	(0.35)	(0.35)	(0.90)	(1.59)	N/A
Deficiency(*) (Israeli GAAP)	(*)	37.9	193.4	(*)	(*)	14.0
Deficiency(*) (US GAAP)	127.4	148.4	178.4	240.7	302.7	N/A

(*) the amount of the deficiency is disclosed if the ratio of earnings to fixed charges is less than one to one.

1.9.	Risk Factors

You should carefully consider all of the information contained in and incorporated by reference into this Prospectus and, in particular, the following risk factors when deciding whether to invest in the Notes. The risk and uncertainties described in the risk factors below are not the only ones we face. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, results of operations and our liquidity.

RISKS RELATING TO THE SHOPPING AND ENTERTAINMENT CENTERS BUSINESS

Suitable locations are critical to the success of a shopping and entertainment center.

The choice of suitable locations for the development of shopping and entertainment center projects is an important factor in the success of the individual projects. Ideally, these sites should be located: (i) within the city center, with well-developed transportation infrastructure (road and rail) located in close proximity to facilitate customer access; and (ii) within local areas with sufficient population to support the centers. If we are not able to find sites in the target cities which meet these criteria, either at all or at viable prices, this may materially adversely affect our business and results of operation.

Historically, most of the centers developed by us have been in Budapest and other locations in Hungary. We do not currently believe that there are additional suitable locations for the development of shopping and entertainment centers in Hungary beyond those currently under development that satisfy our investment criteria. Therefore, our future success will depend in large part on our ability to identify locations and develop centers in other countries where we may have less experience and less market knowledge than in Hungary. As a result, we may not be as successful in the identification and development of future projects as we have been historically in Hungary.

Zoning restriction and local opposition can delay or preclude construction of a center.

Sites which meet our criteria must be zoned for commercial activities of the type contained in shopping and entertainment centers. In instances where the existing zoning is not suitable or in which the zoning has yet to be determined, we will apply for the required zoning classifications. This procedure may be protracted, particularly in countries where the bureaucracy is cumbersome and inefficient, and we cannot be certain that the process of obtaining proper zoning will be completed with sufficient speed to enable the centers to open ahead of the competition or at all. Opposition by local residents to zoning and/or building permit applications may also cause considerable delays. Certain of our site acquisitions are conditioned upon the grant of a building permit. In addition, arbitrary changes to applicable zoning may jeopardize projects that have already commenced. For example, a ministerial decision was issued in Greece which changed the land use of certain property owned by our Greek subsidiary and as a result thereof a shopping and entertainment center may not be built on such land. See “Item 4. Information on the Company - B. Business Overview - Shopping and Entertainment Centers - Other Real Estate Properties” of the 2005 20-F incorporated by reference into this Prospectus. Therefore, if we cannot receive zoning approvals or if the procedures for the receipt of such zoning approvals are delayed, our cost will increase which will have an adverse affect on our business.

We depend on contractors and subcontractors to construct our centers.

We rely on subcontractors for all of our construction and development activities. If we cannot enter into subcontracting arrangements on terms acceptable to us or at all, we will incur additional costs which will have an adverse affect on our business. The competition for the services of quality contractors and subcontractors may cause delays in construction, thus exposing us to a loss of our competitive advantage. Subcontracting arrangements may be on less favorable terms than would otherwise be available, which may result in increased development and construction costs. By relying on subcontractors, we become subject to a number of risks relating to these entities, such as quality of performance, varied work ethics, performance delays, construction defects and the financial stability of the subcontractors. A shortage of workers would have a detrimental effect on us and our subcontractors and, as a result, on our ability to conclude the construction phase on time and within budget. We generally require our subcontractors to provide bank guarantees in our favor to financially secure their performance. In the event the subcontractor fails to perform, the bank guarantees provide for a monetary payment to us. The guarantees do not, however, obligate the subcontractors to complete the project and may not adequately cover our costs of completing the project or our lost profits during the period while alternative means of completing the project are sought.

Delays in the completion of construction projects could affect our success.

An important element in the success of our shopping and entertainment center projects is the short construction time (generally 12 to 18 months from the receipt of building permits, depending on the size of the project), and our ability to open the centers ahead of our competition, particularly in cities which do not have shopping and entertainment centers of the type constructed by us.

This makes us subject to a number of risks relating to these activities, including:

•	delays in obtaining zoning and other approvals;

•	the unavailability of materials and labor;

•	the abilities of sub-contractors to complete work competently and on schedule;

•	the surface and subsurface condition of the land underlying the project;

•	environmental uncertainties;

•	extraordinary circumstances or “acts of god”; and

•	ordinary risks of construction that may hinder or delay the successful completion of a particular project.

In addition, under our development contracts with local municipalities, we have deadlines for most of our projects (subject to limited exceptions). If construction of a project does not proceed in accordance with our schedule, we may in some instances be required to pay penalties to the vendor (usually local municipalities) based on the extent of the delay and in isolated instances to forfeit rights in the land. The failure to complete a particular project on schedule or on budget may have a material adverse effect on our business, prospects, results of operations or financial condition.

We are dependent on attracting third parties to enter into lease agreements.

We are dependent on our ability to enter into new leases on favorable terms in order to receive a profitable price for each shopping and entertainment center. We may find it more difficult to engage third parties enter into leases during periods when market rents are increasing, or when general consumer activity is decreasing. We seek agreements in principle with anchor tenants (such as the operators of cinemas, supermarkets, department stores and electrical appliances stores), either generally or on a property-by property basis, prior to entering into a formal lease. The termination of a lease by any anchor tenant may adversely affect the relevant specific shopping and entertainment center and the price obtainable for it. The failure of an anchor tenant to abide by these agreements may cause delays, or result in a decline in rental income (temporary or long term), the effect of which we may not be able to offset due to difficulties in finding a suitable replacement tenant.

Our results of operations may be affected by retail climates and tenant bankruptcies.

Bankruptcy filings by retailers are normal in the course of our operations. We are continually re-leasing vacant spaces arising out of tenant terminations. Pressures that affect consumer confidence, job growth, energy costs and income gains can affect retail sales growth, and a continuing soft economic cycle may impact our ability to find new tenants for property vacancies that result from store closings or bankruptcies.

General economic conditions in a region will affect our tenants.

If an economic recession occurs, the demand and rents for neighborhood and community shopping and entertainment centers could decline and adversely affect our financial condition and results of operations. Our financial condition and results of operations could also be adversely affected if our tenants are unable to make lease payments or fail to renew their leases as a result of declining consumer spending.

We are dependent on the presence of anchor tenants.

We rely on the presence of “anchor” tenants in our entertainment and commercial centers. Anchor stores in entertainment and commercial centers play an important part in generating customer traffic and making a center a desirable location for other tenants. The failure of an anchor store to renew its lease, the termination of an anchor store’s lease, or the bankruptcy or economic decline of an anchor tenant can have a material adverse effect on the economic performance of the centers. There can be no assurance that if the anchor stores were to close or fail to renew their leases, we would be able to replace such anchor stores in a timely manner or that we could do so without incurring material additional costs and adverse economic effects. The expiration of an anchor lease at an entertainment and commercial center may make refinancing of such center difficult.

Competition is becoming more rapid in the certain Eastern European countries.

The shopping and entertainment centers business in Eastern Europe is rapidly becoming more competitive, with a number of developers (particularly from Germany and France) becoming active in our target areas. The shopping and entertainment centers concept we promote is gaining increasing popularity due to its potentially high yields. Developers compete not only for patrons, but also for desirable properties, financing, raw materials, qualified contractors, experienced system consultants, expert marketing agents and skilled labor. The public bidding process (the process through which we often acquire new properties) is subject to intense competition and some of our competitors have longer operating histories and greater resources than us, all of which may limit our ability to obtain such projects. There can be no assurance that we will be successful in winning projects that we bid for or which are awarded pursuant to fixed price tenders or that we will otherwise continue to be successful in competing in Eastern Europe.

RISKS RELATING TO THE HOTEL BUSINESS

The hotels industry may be affected by economic conditions, oversupply, travel patterns, weather and other conditions beyond our control which may adversely affect our business and results of operations.

The hotels industry may be adversely affected by changes in national or local economic conditions and other local market conditions. Our hotels generally, and in particular, in London, Amsterdam and Budapest, may be subject to the risk of oversupply of hotel rooms. Other general risks that may affect our hotels business are changes in travel patterns, extreme weather conditions, changes in governmental regulations which influence or determine wages, workers’ union activities, increases in land acquisition prices or construction costs, changes in interest rates, the availability of financing for operating or capital needs, and changes in real estate tax rates and other current operating expenses. Unforeseen events, such as terrorist attacks, outbreaks of epidemics and economic recessions have had and may continue to have an adverse effect on local and international travel patterns and, as a result, on occupancy rates and prices in our hotels. Downturns or prolonged adverse conditions in the real estate or capital markets or in national or local economies and difficulties in securing financing for the development of hotels could have a material adverse effect on our business, results of operations, ability to develop new projects and the attainment of our strategic goals.

Competition in the hotels industry could have a material adverse effect on our business and results of operations.

The hotels business is highly competitive. This is particularly the case in those areas where there is an over supply of rooms, such as in London, Amsterdam and Budapest. Competitive factors within the industry include:

•	convenience of location and accessibility to business centers;

•	room rates;

•	quality of accommodations;

•	name recognition;

•	quality and nature of service and guest facilities provided;

•	reputation;

•	convenience and ease of reservation systems; and

•	the supply and availability of alternative lodging.

We operate, and intend to develop or acquire, most of our hotels in geographic locations where other hotels are or may be located. We expect to compete for guests and development sites with national chains, large franchisees and independent operators. Many of these competitors have greater financial resources and better brand name recognition than we do, and may have more established relationships with prospective franchisers, representatives in the construction industry and other parties engaged in the lodging industry. The number of competitive lodging facilities in a particular area could have a material adverse effect on our hotel occupancy and rates and, therefore, revenues of our hotels. We believe that competition within the lodging market may increase in the foreseeable future in particular in our hotels located in Eastern Europe. New or existing competitors may significantly reduce their rates or offer greater convenience, services or amenities or significantly expand or improve hotels in the markets in which we currently or may subsequently compete, thereby materially adversely affecting our business and results of operations.

Acquiring, developing and renovating hotels involves substantial risks, and we cannot be certain of the success of any future projects.

Part of our strategy is to develop new hotels and to acquire and redevelop old or under-performing hotels. Acquiring, developing and renovating hotels involves substantial risks, including:

•	costs exceeding budget or amounts agreed to with contractors, because of several factors, including delays in completion of construction;

•	competition for acquisition of suitable development sites from competitors, who may have greater financial resources;

•	the failure to obtain zoning and construction permits;

•	unavailability of financing on favorable terms, if at all;

•	the failure of hotels to earn profits sufficient to service debt incurred in construction or renovation, or at all;

•	the failure to comply with labor and workers’ union legal requirements;

•	relationships with and quality and timely performance by contractors; and

•	compliance with changes in governmental rules, regulations, planning and interpretations.

As of May 31, 2006, we were involved in the following construction hotel projects: (i) we commenced the renovation and the refurbishment of the Bucuresti Hotel in Bucharest, Romania; and (ii) we commenced the internal renovation of the Ballet Institute Building in Budapest, Hungary. We cannot be certain that present or future development or renovation will be successful. If we are not successful in future projects, it will have a material adverse affect on our business. For successful growth, we must be able to develop or acquire hotels on attractive terms and integrate the new or acquired hotels into our existing operations. For acquired hotels, we must consolidate management, operations, systems, personnel and procedures, which may not be immediately possible due to collective labor agreements or other legal or operational obstacles. Any substantial delays or unexpected costs in this integration process could materially affect our business, financial condition or results of operations. We cannot be certain that our newly acquired hotels will perform as we expect or that we will be able to realize projected cost savings.

Continuous delays with respect to renovations of the physical environment approximate to the Astrid Park Plaza Hotel in Belgium may continue to have an adverse effect on its operations.

The Municipality of Antwerp is engaged in extensive construction in the Astridplein, located directly opposite the Astrid Park Plaza Hotel since 2000. The construction is intended to prepare the square to accommodate the increased traffic which will result once the TGV services to the railway station located adjacent to the square become operational. The completion of this construction has been delayed several times, and has caused and continues to cause obstructions to access to the hotel. In the past, this had an adverse effect on the occupancy rate at our hotel and on the performance of the Aquatopia attraction located within the hotel. The continuation of the construction, the permanent changes to the traffic flow around the hotel and the less convenient access for the hotel’s patrons may have an adverse effect on our results of operations.

We depend on partners in our joint ventures and collaborative arrangements.

We own interests in seven operational hotels and are developing two additional hotels, in partnership with other entities, including in particular, the Red Sea Group of companies (“Red Sea”) (for information regarding our partnership with Red Sea, see “Item 4. Information on the Company - B. Business Overview - Hotels” of the 2005 20-F incorporated by reference into this Prospectus). Red Sea is engaged in the initiation and development of residential and commercial real estate projects in Israel and in the operation of chain of hotels and income producing real estate abroad. We may in the future enter into joint ventures or other collaborative arrangements. Our investments in these joint ventures, including in particular our numerous partnerships with Red Sea, may, under certain circumstances, be subject to (i) the risk that one of our partners may become bankrupt or insolvent, which may cause us to be unable to fulfill our financial obligations, may trigger a default under our bank financing agreements or, in the event of a liquidation, may prevent us from managing or administering our business; (ii) the risk that one of our partners may have economic or other interests or goals that are inconsistent with our interests and goals, and that such partner may be in a position to veto actions which may be in our best interests; and (iii) the possibility that disputes may arise regarding the continued operational requirements of our hotels that are jointly owned.

We rely on management agreements with Park Plaza which may not provide the intended benefits, and may be terminated.

All of the operating hotels in which we have an interest (other than the Centreville Apartment hotel in Bucharest) are either directly or indirectly operated under long-term management agreements with Park Plaza Hotels Europe Ltd. (“Park Plaza”). Park Plaza is the franchisee for certain territories under territorial license and franchise agreements with Golden Wall Investment Ltd., which entitles Park Plaza to use the “Park Plaza” tradename. Any significant decline in the reputation of Park Plaza or in its ability to ensure the performance of our hotels at anticipated levels could adversely affect our results of operations. If for any reason Park Plaza loses its principal franchise, we will automatically lose our ability to use the Park Plaza name and other benefits, in which case we may suffer in the areas of brand name recognition, marketing, and centralized reservations systems provided by Park Plaza, which, in turn, could materially affect our operations. If our agreement with Park Plaza is terminated, we would not be certain that we would be able to obtain alternative management services of the same standard on similar or better terms.

Our agreements with Park Plaza and the Rezidor group impose obligations on us that may force us to incur significant costs.

Our agreements with Park Plaza (for the management of the operational hotels) and the Rezidor group (for the future management of two hotels, which are currently under construction and/or renovation: the National Ballet Building in Hungary, which is intended to be operated under the “Regent” brand name, and the Bucuresti hotel in Bucharest, which is intended to be operated under the brand name “Radisson SAS”) contain specific standards for, and restrictions and limitations on, hotel operation and maintenance. These standards, restrictions and limitations may conflict with our priorities, and impose capital demands upon us. In addition, Park Plaza and the Rezidor group may alter their standards or hinder our ability to improve or modify our hotels. In order to comply with their requirements, or alternatively, to change a franchise affiliation for a particular hotel and disassociate ourselves from any of the “Park Plaza”, “Regent” or “Radisson” tradenames, we may be forced to incur significant costs or make capital improvements.

The value of our investment in our hotel properties is subject to various risks related to ownership and operation of real property.

Our investment in hotel properties is subject to varying degrees of risk related to the ownership and operation of real property. The intrinsic value of our hotels and income from the hotels may be materially adversely affected by:

•	changes in global and national economic conditions, including global or national recession;

•	a general or local slowdown in the real property, market which may make it difficult to sell a property;

•	political events that may have a material adverse effect on the hotel industry;

•	competition from other lodging facilities, and oversupply of hotel rooms in a specific location;

•	material changes in operating expenses, including as a result of changes in real property tax systems or rates;

•	changes in the availability, cost and terms of financing;

•	the effect of present or future environmental laws;

•	our ongoing need for capital improvements and refurbishments; and

•	material changes in governmental rules and policies.

Our ownership rights in the Bucuresti Hotel have been challenged.

Since we acquired a controlling interest in the Bucuresti Hotel complex in Bucharest, Romania (which includes the Bucuresti Hotel and the Centerville apartment hotel), we have encountered a number of attempts to challenge both the validity of the acquisition of the complex and our control over the company owning the rights to the hotel. To date, two claims have been filed challenging our ownership in the Bucuresti Hotel Complex both of which are currently pending in the Bucuresti court of appeal (See “Item 8. Financial Information - Legal Proceedings” of the 2005 20-F incorporated by reference into this Prospectus). In addition, another appeal to the Romanian Supreme Court was filed requesting to nullify the public tender for the sale of Bucuresti shares, the privatization contract and the transfer of the Bucuresti shares to our Company, Domino. We anticipate, based on our legal counsel’s advice, that the appeal will be rejected by the Supreme Court. Nevertheless, if any of the above appeals will be accepted, our results of operation will be materially adversely affected

RISKS RELATING TO BOTH THE SHOPPING AND ENTERTAINMENT CENTERS BUSINESS AND TO THE HOTEL BUSINESS

The failure to comply with government regulation may adversely affect our business and results of operations

Both the shopping and entertainment centers business and the hotel industry are subject to numerous national and local government regulations, including those relating to building and zoning requirements and fire safety control. In addition, we are subject to laws governing our relationships with employees, including minimum wage requirements, overtime, working conditions, and work permit requirements, and in some localities to collective labor agreements. A determination that we are not in compliance with these regulations could result in the imposition of fines, an award of damages to private litigants and significant expenses in bringing our shopping and entertainment centers and hotels into compliance with the regulations. In addition, our ability to dismiss unneeded staff may be hampered by local labor laws and courts which traditionally favor employees in disputes with former employers, particularly in countries with strong socialist histories such as those in Eastern Europe.

We may be held liable for design or construction defects of third-party contractors.

We rely on the quality and timely performance of construction activities by third-party contractors. Claims may be asserted against us by local government and zoning authorities or by third parties for personal injury and design or construction defects. These claims may not be covered by the professional liability insurance of the contractors or of the architects and consultants. These claims may give rise to significant liabilities.

We may be affected by shortages in raw materials and employees.

The building industry may from time to time experience fluctuating prices and shortages in the supply of raw materials as well as shortages of labor and other materials. The inability to obtain sufficient amounts of raw materials and to retain efficient employees on terms acceptable to us may result in delay in the construction of the project and increase in the budget of the project and, consequently may have a material adverse effect on the results of our operations.

We may experience fluctuations in our annual and quarterly results as a result of our opening new centers, entering into new businesses and disposing of other centers, hotels or other businesses.

We periodically review our business to identify properties or other assets that we believe either no longer complement our business, or could be sold at significant premiums. We are focused on restructuring and enhancing real estate returns and monetizing investments and from time to time, attempt to sell these identified properties and assets. There can be no assurance, however, that we will be able to complete dispositions on commercially reasonable terms or at all. We also periodically review our business to identify opportunities for the acquisition or development of new centers and/or hotels. There can be no assurance that we will be able to develop or acquire centers and/or hotels that will become successful. As a result of our disposition and acquisition or development of centers, we may experience significant fluctuations in our annual and quarterly results. As a result, we believe that period-to-period comparisons of our historical results of operations may not necessarily be meaningful and that investors should not rely on them as an indication for future performance.

Factors that affect the value of our real-estate assets and our investments may adversely change and therefore we will need to charge an impairment loss not previously recorded.

Certain specific circumstances may affect the fair value of our real estate assets (operating or under construction) and investments. An impairment loss not previously recorded may be required and/or depreciation may be accelerated, upon the occurrence of one or more of the following circumstances:

1.9.1.
Absence of or modifications to permits or approvals. A construction permit may be revoked as a result of unauthorized delays in commencing construction; a construction permit may be cancelled altogether under certain circumstances, such as where the use of land does not correspond to the permitted usage; a need for a revised construction permit arises by reasons of governmental or other instructions to carry out modifications to our original architectural plans so as to comply, among other things, with environmental and traffic impact plan or obtain archeological clearance; new laws and regulations are enacted which limit the use of our land for structures other than centers or hotels; voluntary modifications to original plans where we encounter opportunities to substantially upgrade our project by acquisitions of adjacent land plots or expansion of original project or otherwise, may trigger the need for a revision to or modification of the issued construction permit if the permit becomes inapplicable; a revised construction permit may be required where changes occur to zoning plans which indirectly affect our proposed commercial center; a new, revised permit, when required, may nevertheless be denied for reasons beyond our control or following our failure to fulfill preconditions or otherwise;

1.9.2.
Strategy in respect of long term lease commitments. In commercial centers, where a significant part of the rental areas is subject to long term leases with a small group of retailers which is distinguished (from other lessees) by a direct correlation between the rental fees paid by such retailer and the revenues from their respective rental areas, we may be exposed to a risk of rental fees rates being significantly lower than originally anticipated. A material decline in the long run in the business operations of such retailers may therefore, have an adverse affect on the results of operations of these commercial centers as well as on their recoverable amount. Other commercial centers, the rental areas of which have not been fully rented or which we have designated for an interim period as free of charge public areas, may be required to alter their original designation of use so as to serve, in the best optimal manner, our strategy for the center. Should these areas remain vacant or public, for a period longer than originally anticipated, our long-term cash flows may be negatively impacted and, as a result, it may decrease the value of the center;

1.9.3.
External Interruptions. Circumstances having significant impact on our real estate may include extensive and continuous infrastructure works carried out by municipalities or other legal authorities. Delays in completion of such works, beyond the anticipated target, may cause harm and damages to the results of operations of the real estate; and

1.9.4.
Legal Issues and Other Uncertainties. Lawsuits that are pending, whether or not we are a party thereto, may have a significant impact on our real estate assets and/or on certain of our shareholding rights in the companies owning such assets. Certain laws and regulations, applicable to our business in certain countries where the legislation process undergoes constant changes, may be subject to frequent and substantially different interpretations; agreements which may be interpreted by governmental authorities so as to shorten term of use of real estate, and which may be accompanied with a demand to demolish the construction thereon erected, be that with or without compensation, may significantly affect the value of such real estate asset.

Since market conditions and other parameters (such as macroeconomic environment trends, and others), which affect the fair value of our real-estate and investment, vary from time to time, the fair value may not be adequate on a date other than the date the measurement was executed (immediately prior to the balance sheet date). In the event the projected forecasts regarding the future cash flows generated by those assets are not met, we may have to record an additional impairment loss not previously recorded.

RISKS RELATING TO THE IMAGE GUIDED TREATMENT BUSINESS

InSightec is currently dependent on sales of the ExAblate 2000 for the treatment of uterine fibroids for virtually all of its revenue.

The ExAblate 2000 is in an early stage of commercialization. InSightec received FDA approval in October 2004 to market the ExAblate 2000 in the United States only for the treatment of uterine fibroids. InSightec expects sales of the ExAblate 2000 for this application to account for virtually all of its revenues for the foreseeable future, depending upon the timing of regulatory approval of additional applications for the ExAblate 2000. As a result, factors adversely affecting InSightec’s ability to sell, or pricing of or demand for, InSightec’s product for this application would have a material adverse effect on its financial condition and results of operations, which would in turn adversely affect the Company’s results of operations.

If the ExAblate 2000 does not achieve broad market acceptance for the treatment of uterine fibroids, InSightec will not be able to generate sufficient sales to support its business.

InSightec must achieve broad market acceptance of the ExAblate 2000 for the treatment of uterine fibroids among physicians, patients and third party payors in order to generate a sufficient amount of sales to support its business. Physicians will not recommend the use of the ExAblate 2000 unless InSightec can demonstrate that it produces results comparable or superior to existing treatments for uterine fibroids. If long-term patient studies do not support InSightec’s existing clinical results, or if they indicate that the use of the ExAblate 2000 has negative side effects on patients, physicians may not adopt or continue to use the ExAblate 2000. Even if InSightec demonstrates the effectiveness of the ExAblate 2000, physicians may still not use the system for a number of other reasons. Physicians may continue to recommend traditional uterine fibroid treatment options simply because those methods are already widely accepted and are based on established technologies. Patients may also be reluctant to undergo new, less established treatments for uterine fibroids. If, due to any of these factors, the ExAblate 2000 does not receive broad market acceptance among physicians or patients, InSightec will not generate significant sales. In this event, InSightec’s business, financial condition and results of operations would be seriously harmed, and InSightec’s ability to develop additional treatment applications for the ExAblate 2000 would be adversely affected.

If physicians, hospitals and other healthcare providers are unable to obtain coverage and sufficient reimbursement from third party healthcare payors for treatment procedures using the ExAblate 2000, InSightec may be unable to generate sufficient sales to support its business.

Demand for the ExAblate 2000 is likely to depend substantially on the extent to which sufficient reimbursement for treatment procedures using InSightec’s system will be available from third party payors such as private health insurance plans and health maintenance organizations and, to a lesser degree, government payor programs such as Medicare and Medicaid. In the United States, the assignment of a Current Procedural Terminology, or CPT, code is generally necessary to facilitate claims for reimbursement. In July 2004, two CPT III codes were implemented allowing to track the use of the ExAblate 2000 system to treat uterine fibroids. However, the assignment of these codes does not require third party payors to provide reimbursement for procedures performed with the ExAblate 2000. InSightec believes that third party payors will not provide reimbursement on a national basis for treatments using the ExAblate 2000 unless InSightec can generate a sufficient amount of data through long-term patient studies to demonstrate that such treatments produce favorable results in a cost-effective manner relative to other treatments. Furthermore, InSightec could be adversely affected by changes in reimbursement policies of private healthcare or governmental payors to the extent any such changes affect reimbursement for treatment procedures using the ExAblate 2000. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for treatment procedures using the ExAblate 2000, InSightec may be unable to generate sufficient sales to support its business.

InSightec’s success in non-U.S. markets also depends on treatment procedures using the ExAblate 2000 being eligible for reimbursement through government-sponsored healthcare payment systems, private third-party payors and labor unions. Reimbursement practices vary significantly from country to country and within some countries, by region. Many non-U.S. markets have government-managed healthcare systems that control reimbursement for new products and procedures. Other non-U.S. markets have private insurance systems, labor union-sponsored programs and government-managed systems that control reimbursement for new products and procedures.  To date, only one third party payor, a health maintenance organization in Israel, has approved reimbursement coverage for treatments using the ExAblate 2000. We cannot assure you that such coverage will be approved by additional payors in other markets in a timely manner, if at all, thereby materially adversely affecting our resutls our operation. In the event that InSightec is unable to timely obtain acceptable levels of reimbursement coverage in its targeted markets outside of the United States, InSightec’s ability to generate sales may be adversely affected.

InSightec’s future growth substantially depends on its ability to develop and obtain regulatory clearance for additional treatment applications for the ExAblate 2000.

Currently, InSightec has received regulatory approvals to market the ExAblate 2000 in the United States, Israel, Russia, Taiwan, Australia, Singapore and the European Union Economic Area, or EEA, which is comprised of the member nations of the European Union and certain additional European nations, solely for the treatment of uterine fibroids. InSightec’s objective is to expand the use of the ExAblate 2000 by developing and introducing new treatment applications. InSightec is currently in various stages of product development and clinical studies for a number of new treatment applications for the ExAblate 2000. It will be required to obtain FDA approval in the United States and other regulatory approvals outside of the United States before marketing the ExAblate 2000 for these additional treatment applications. Furthermore, InSightec cannot guarantee that InSightec’s product development activities for these other applications will be successful and in such event, InSightec’s future growth will be harmed. In particular, InSightec’s future oncology treatment applications are subject to significant risks since these applications must be able to demonstrate complete ablation of malignant tumors. If InSightec is unable to demonstrate this degree of efficacy, its future oncology treatment applications may not prove to be successful. In addition, assuming product development is successful, the regulatory processes can be lengthy, lasting many years in some cases, and expensive. We cannot assure you that FDA approval or other regulatory approvals will be granted.

In order to obtain FDA clearance and other regulatory approvals, and to obtain reimbursement coverage for use of the ExAblate 2000 treatment for additional applications, InSightec is required to conduct clinical studies to demonstrate the therapeutic benefits and cost-effectiveness of these new treatment applications and products. Clinical trials are expensive and may take several years to complete. If future clinical trials indicate that the ExAblate 2000 is not as beneficial or cost-effective as existing treatment methods, or that such products cause unexpected complications or other unforeseen adverse events, InSightec may not obtain regulatory clearance to market and sell the ExAblate 2000 for these additional treatment applications or obtain reimbursement coverage, and InSightec’s long-term growth would be seriously harmed.

The product development and regulatory approval process for each of InSightec’s future applications is subject to a number of application-specific risks and uncertainties. For example, the life expectancy from existing surgical treatment options for breast cancer is long and the survival rate is relatively high. As a result, InSightec will have to conduct extensive clinical trials which may include several thousand participants and extend over several years of follow-up. This may delay the commercial introduction of InSightec’s applications by several years. In addition, InSightec is still in the process of developing and improving clinical prototypes for its liver, bone metastatic tumors, prostate and brain treatment applications. If it is unable to surmount these challenges, as well as the challenges relating to its other future applications, its business and results of operations may be adversely affected.

InSightec is dependent on General Electric.

The ExAblate 2000 is compatible only with certain of GE’s Magnetic Resonance Imaging (MRI) systems, which may limit InSightec’s potential market. A significant portion of the MRI systems in use in the United States and elsewhere are not GE MRI systems. InSightec estimates that there are over 2,400 GE MRI systems in the United States that are compatible with the ExAblate 2000 and InSightec estimates that there are a similar number of such GE MRI systems outside of the United States. InSightec has no current plans to develop a system that would be compatible with MRI systems manufactured by companies other than GE and is, therefore, limited in its target market to potential customers who already own or otherwise have access to a compatible GE MRI system, or are willing to purchase such a system in order to use the ExAblate 2000. In addition, in the event that GE is unable to effectively market its MRI systems, InSightec’s ability to generate additional sales of the ExAblate 2000 may be adversely affected.

InSightec depends on its collaboration with GE to ensure the compatibility of the ExAblate 2000 with new models of GE MRI systems and upgrades to existing GE MRI systems. GE regularly develops new models of its MRI systems, as well as new capabilities for its existing MRI systems, which could affect their compatibility with the ExAblate 2000. If InSightec is unable to receive information regarding new models of the GE MRI systems or upgrades to existing GE MRI systems, and coordinate corresponding upgrades to the ExAblate 2000 to ensure continued compatibility with new and existing GE MRI systems, its ability to generate sales of its system will be adversely affected. In addition, If InSightec is unable to coordinate new applications or upgrades with GE’s research and development team, it may be unable to develop such applications or upgrades in a timely manner and its future revenue growth may be seriously harmed.

In addition, InSightec entered into a five year exclusive worldwide (excluding Japan and Russia) sales and marketing agreement with GE with respect to the ExAblate 2000. Although the agreement does not prohibit InSightec from marketing and selling the ExAblate 2000 directly, InSightec expects that a substantial portion of its sales of the ExAblate 2000 will be developed through this agreement with GE. Since InSightec has no direct control over GE’s sales and marketing personnel, InSightec must rely on incentives provided by GE to its personnel to encourage effective marketing of the ExAblate 2000, as well as contractual provisions contained in the agreement. In addition, GE has a right of first negotiation with respect to the distribution, financing and servicing of our focused ultrasound products, and the design and supply of imaging devices to be used in connection with our current and future MRgFUS products. These rights continue until five years after the sale by GE of all of our ordinary shares that it holds or, with respect to any distribution agreement, until the earlier of three years after such sale of our ordinary shares or the date on which GE fails to meet minimum thresholds provided in such distribution agreement.  We cannot assure you that GE will be successful in efforts to generate sales of the ExAblate 2000 or any other products developed by us as to which it obtains distribution rights. In such event InSightec’s results of operation may be materially adversely affected.

The sales and marketing agreement does not prohibit GE from marketing or manufacturing other focused ultrasound-based products that may compete with the ExAblate 2000. In addition, GE retained the right to use certain focused ultrasound-related patents which it assigned to InSightec at the time of its formation and InSightec has granted to GE a non-exclusive license to certain of our patents derived from technology and patent rights licensed to InSightec by GE. GE may use such patents to develop its own focused ultrasound based products without InSightec’s consent. In the event that GE chooses to distribute or manufacture medical devices that may compete with the ExAblate 2000 or other products based on the Magnetic Resonance Guided Focused Ultrasound (MRgFUS) technology, InSightec’s sales may be adversely affected.

If InSightec is unable to protect its intellectual property rights, its competitive position could be harmed. Third-party claims of infringement could require InSightec to redesign its products, seek licenses, or engage in future costly intellectual property litigation, which could impact InSightec’s future business and financial performance.

InSightec’s success and ability to compete depend in large part upon its ability to protect its proprietary technology. InSightec relies on a combination of patent, copyright, trademark and trade secret laws, and on confidentiality and invention assignment agreements, in order to protect its intellectual property rights. A few of InSightec’s patents were transferred to InSightec from GE at the time of its formation, and GE retains a non-exclusive license to make, use and sell products covered under these patents in the imaging field only without InSightec’s permission. Prior to the transfer, GE had entered into cross-license agreements with respect to these patents with a number of companies, including some that may be potential competitors of InSightec. As a result of these cross license agreements, InSightec may not be able to enforce these patents against one or more of these companies.

The process of seeking patent protection can be long and expensive, and there can be no assurance that InSightec’s existing or future patent applications will result in patents being issued, or that InSightec’s existing patents, or any patents which may be issued as a result of existing or future applications, will provide meaningful protection or commercial advantage to InSightec. Any issued patents may be challenged, invalidated or legally circumvented by third parties. InSightec cannot be certain that its patents will be upheld as valid, proven enforceable, or prevent the development of competitive products. Consequently, competitors could develop, manufacture and sell products that directly compete with InSightec’s product, which could decrease its sales and diminish its ability to compete.

Claims by competitors and other third parties that InSightec products allegedly infringe the patent rights of others could have a material adverse effect on InSightec’s business. The medical device industry is characterized by frequent and substantial intellectual property litigation. Intellectual property litigation is complex and expensive, and the outcome of this type of litigation is difficult to predict. Any future litigation, regardless of outcome, could result in substantial expense and significant diversion of the efforts of InSightec’s technical and management personnel. An adverse determination in any such proceeding could subject InSightec to significant liabilities or require InSightec to seek licenses from third parties or pay royalties that may be substantial.

RISKS RELATING TO OUR OTHER ACTIVITIES

Our Mango business is dependent on a single franchise and supplier which could cause delays or disruptions in the delivery of our Mango products, which could harm our business and results of operations.

Mango, an apparel company which we acquired in May 2005, depends on its franchise with and supply of products from Punto Fa, S.L., a contemporary women’s apparel company, and its international brand name MANGO-MNG™ (which supplier we refer to collectively herein as Mango International). If Mango International ends its relationship with Mango or enters into liquidation, Mango’s business in Israel will be terminated. In addition, Mango relies on the supply of its products from Mango International and may face a shortage of inventory if there is a worldwide excess demand for Mango International’s products. If either of these events occurs, our results of operations may be materially adversely affected.

A rise in wage levels in Israel could adversely affect Mango’s financial results.

Mango relies mainly on minimum wage employees. The Israeli government increased the applicable minimum wage effective as of July 2006. If wage levels generally, and particularly the minimum wage in Israel, increase, Mango’s results of operations could be harmed.

The apparel industry is subject to changes in fashion preferences. If the manufacturer of Mango products misjudges fashion trends, or if we fail to choose from the Mango International inventory design products that appeal to our customers, our sales could decline and our results of operations could be adversely affected.

Neither the manufacturer of Mango products nor Mango may be successful in anticipating and responding to fashion trends in the future. Customer tastes and fashion trends change rapidly. Our success depends in part on Mango International’s ability to effectively anticipate and respond to changing fashion tastes and consumer demands and to translate market trends into appropriate, saleable product offerings far in advance. If Mango International is unable to successfully anticipate, identify or react to changing styles or trends and misjudges the market for its products or any new product lines, or if we fail to choose from the Mango International inventory design products that appeal to our customers’ changing fashion preferences, Mango’s sales will be lower and we may be faced with a significant amount of unsold finished goods inventory. As a result, we may be forced to increase our marketing promotions or price markdowns, which could have a material adverse effect on our business. Our Mango brand image may also suffer if customers believe merchandise misjudgments indicate that Mango no longer offers the latest fashions.

A change in customs rates and custom and harbor strikes could adversely affect Mango’s financial results.

Mango is subject to Israeli customs since all of its products are imported. An increase in customs rates on Mango’s products could adversely affect Mango’s ability to compete against local manufacturers or with products from countries which enjoy more favorable customs rates in Israel. On the other hand, a reduction in customs rates may encourage entrance penetration of new competitors to the market. In addition, since most of Mango’s products are imported, custom and harbor strikes and delays could adversely affect Mango’s ability to meet customer demands and adversely affect Mango’s financial results.

Mango may be unable to compete favorably in the highly competitive women’s apparel industry, and Mango’s competitors may have greater financial, geographic and other resources.

The sale of fashionable women’s apparel is highly competitive. Mango competes directly with a number of Israeli and international brands (such as Zara, Castro, Honigman, Renuar and Dan Casidi, some of which have longer operating histories and enjoy greater financial and marketing resources than Mango, for example, Mango’s competitors may have the ability to obtain better geographic locations for their stores in commercial centers, with better traffic flow and access to customers, which would have a positive impact on their sales.

Increased competition could result in pricing pressure, increased marketing expenditures or loss of market share to Mango and adversely affect Mango’s revenues and profitability. There can be no assurance that Mango will be able to compete successfully against existing or new competitors.

Mango has no control over fluctuations in the cost of the raw materials it uses and a rise in costs could harm Mango’s profitability.

Mango buys its entire inventory from Mango International, which is responsible for the design and manufacturing of all of Mango’s products. The prices of the inventory that Mango purchases from Mango International are dependent on the manufacturing costs of Mango International. Mango International’s manufacturing costs are substantially dependent on the prices of raw materials and level of wages in the countries where its products are manufactured. Therefore, an increase in the manufacturing costs of Mango International will cause an increase in Mango’s cost of goods sold and Mango may not be able to pass on the increased costs to its customers. Such increased costs would likely adversely affect Mango’s profitability, operational results and its financial condition.

A devaluation of the NIS against the Euro could harm Mango’s profitability.

Mango buys its entire inventory from Mango International. The price of this inventory is denominated in Euros. Therefore, a devaluation of the NIS against the Euro will cause an increase in Mango’s cost of goods sold expressed in NIS, and Mango may not be able to pass the increased costs to its customers. This would likely adversely affect Mango’s profitability, operational results and its financial conditions.

Our venture capital investments are made in development stage companies and involve high risks.

Investments in biotechnology development stage companies involve high risks. These companies are subject to various risks generally encountered by new enterprises, including costly, delayed or protracted research and development programs, the need for acceptance of their products in the market place, and the need for additional financing which might not be available. We cannot be certain that the assessments we made at the time of investment in our venture capital investments, as to the quality of the concept or the prototype, will prove correct, or that there will be an adequate return on investment, if at all. If our assessment of the venture capital investments are incorrect, our results of operations may be adversely affected.

Our venture capital investments are speculative in nature and we may never realize any revenues or profits from these investments.

We cannot be certain that our venture capital investments will result in revenues or profits. Economic, governmental, regulatory and industry factors outside our control affect our venture capital investments. If our venture capital investments will not successfully implement its business plan we will not be able to realize any profits from it. Our ability to realize profits from these investments will be dependent upon the management of these companies, the success of its research and development activities, the timing of the marketing of its products and numerous other factors beyond our control.

RISKS RELATING TO ISRAEL

Security and economic conditions in Israel may affect our operations.

We are incorporated under Israeli law and our principal offices are located in Israel. In addition, the Arena shopping and entertainment center is located in Herzliya, Israel as well as our operations in our other activities segment, such as Mango and other venture capital investment operating in Israel. Political, economic and security conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, various armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. As of the date of this annual report, Israel has not entered into any peace agreement with Syria or Lebanon. Since 1993, several agreements have been signed between Israel and the Palestinians, but a final agreement has not been achieved. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, characterized by terrorist attacks on civilian targets, suicide bombings and military incursions into areas under the control of the Palestinian Authority. These developments have adversely affected the peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel’s relationship with several Arab countries. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. In July 2006, a conflict with Hezbollah escalated significantly on Israel’s northern border. This conflict included the firing of multiple rockets by Hezbollah throughout northern Israel as well as retaliatory attacks by Israel throughout Lebanon. In addition, some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business. In addition, we could be adversely affected by the interruption or curtailment of trade between Israel and its trading partners, a significant increase in the rate of inflation, or a significant downturn in the economic or financial condition of Israel.

Many of our directors, officers and employees are obligated to perform annual military reserve duty in Israel. We cannot assess the potential impact of these obligations on our business.

Our directors, officers and employees who are male adult citizens and permanent residents of Israel under the age of 45 are, unless exempt, obligated to perform annual military reserve duty and are subject to being called to active duty at any time under emergency circumstances. The deteriorating security situation in the Middle East has caused, and will continue to cause, a sharp increase in the army reserve obligations of our directors, officers and employees who are subject to such reserve duty obligations. Although we have operated effectively under these requirements in the past, including during recent hostilities with the Palestinians and the war in Iraq, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect of any increase or reduction of these requirements on us.

An income tax reform in Israel may adversely affect us.

Effective as of January 2003, the Israeli Parliament has enacted a wide-ranging reform of the Israeli income tax system. These tax reforms have resulted in significant changes to the Israeli tax system. The main effect of this new tax reform on us is that we might be subject to additional tax arising from profits from our foreign companies which would be defined as “Controlled Foreign Companies” (CFC) in accordance with the provisions of the law. See “Item 10. Additional Information - E. Taxation - Taxation in Israel - Tax Reform in Israel” of the 2005 20-F incorporated by reference into this Prospectus. This may have adverse tax consequences for us.

Israeli courts might not enforce judgments rendered outside of Israel, which may make it difficult to collect on judgments rendered against us.

We are incorporated in Israel. Some of our directors and officers are not residents of the United States and some of their assets and our assets are located outside the United States. Service of process upon our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us, and our directors and executive officers may be difficult to obtain within the United States.

We have been informed by our Israeli legal counsel, that there is doubt as to the enforceability of civil liabilities under U.S. securities laws in original actions instituted in Israel. However, subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that all of the following terms are met: (i) the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment; (ii) the judgment can longer be appealed; (iii) the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and (iv) the judgment is executory in the state in which it was rendered or issued.

Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court will also not declare a foreign judgment enforceable in the occurrence of any of the following: (i) the judgment was obtained by fraud; (ii) there was no due process; (iii) the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel; (iv) the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid; or (v) at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

Anti-takeover provisions could negatively impact our shareholders.

The Israeli Companies Law of 1999 (the “Companies Law”) provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of such acquisition the purchaser becomes a holder of 25% or more of the voting rights in the company. This rule does not apply if there already is another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer, if as a result of the acquisition the purchaser becomes a holder of more than 45% of the voting rights in the company. This rule does not apply if another party already holds more than 45% of the voting rights in the company.

Furthermore, under the Companies Law, a person is not permitted to acquire shares of a public company or a class of shares of a public company, if following such acquisition such person holds 90% or more of the company’s shares or class of shares, unless such person conducts a tender offer for all of the company’s shares or class of shares (a “Full Tender Offer”). In the event that holders of less than 5% of the company’s issued share capital or of the issued class of shares did not respond to the tender offer, then such offer will be accepted and all of the company’s shares or class of shares with respect to which the offer was made will be transferred to the offeror, including all of the company’s shares or class of shares held by such non-responsive shareholders that will be transferred to the offeror by way of a compulsory sale of shares. In the event that holders of 5% or more of the issued shares did not respond to the tender offer, the offeror may not purchase more than 90% of the shares or class of shares of such company.

At the request of an offeree of a Full Tender Offer which was accepted, the court may determine that the consideration for the shares purchased under the tender offer, was lower than their fair value and compel the offeror to pay to the offerees the fair value of the shares. Such application to the court may be filed as a class action.

The Companies Law provides that for as long as a shareholder in a publicly held company holds more than 90% of the company’s shares or of a class of shares, such shareholder shall be precluded from purchasing any additional shares.

The violation of certain conditions under the Israeli Tax Ordinance and/or the pre-ruling issued by the Israeli tax authorities in connection with the merger by way of exchange of shares between EMI and its subsidiary, Elscint, may result in the merger not being treated as tax exempt by the Israeli tax authorities and the imposition of capital gains tax on the exchange of shares.

In November 2005, a merger between Elscint Limited (“Elscint”), our subsidiary, and EMI was consummated pursuant to which EMI purchased the entire outstanding share capital of Elscint not already owned by EMI and by or for the benefit of Elscint, in consideration for 0.53 ordinary shares of EMI for each 1 ordinary share of Elscint. If any requirement or condition of the merger under the Israeli Tax Ordinance [New Version] of 1961, the regulations promulgated thereunder or the pre-ruling issued by the Israeli tax authorities in connection with the merger is breached and/or is not met, the merger will not be treated as tax exempt for Israeli tax purposes. As part of the final pre-ruling issued by the Israeli tax authorities, EMI, Elscint and their controlling shareholders were subject to certain restrictions and conditions. In that event, the Israeli tax authorities may impose, in accordance with the Ordinance, Israeli capital gains tax on EMI and on the former Elscint shareholders in respect of the exchange of shares under the merger.

RISKS RELATING TO OPERATIONS IN EASTERN EUROPE

We are subject to various risks related to our operations in Eastern Europe, including economic and political instability, political and criminal corruption.

Many of the Eastern European countries in which we operate are countries that until the last decade were allied with the former Soviet Union under a communist economic system, and they are still subject to various risks. Certain Eastern European countries, in particular those countries that are not expected to join the European Union in the near future, are still economically and politically unstable and suffer from political and criminal corruption, lack of commercial experience, and unpredictability of the civil justice system. Certain Eastern European countries also continue to suffer from high unemployment, low wages and low literacy rates. These risks could be harmful to us and are very difficult to quantify or predict. Although many governments of the Eastern European countries have liberalized policies on international trade, foreign ownership and development, investment, and currency repatriation to increase both international trade and investment, such policies might change unexpectedly. We will be affected by the rules and regulations regarding foreign ownership of real and personal property. Such rules may change quickly and dramatically and thus may have an adverse impact on ownership and may result in a loss without recourse of our property or assets. Domestic and international laws and regulations, whether existing today or in the future, could adversely affect our ability to market and sell our products and could impair our profitability.

Certain Eastern European countries may regulate or require governmental approval for the repatriation of investment income, capital or the proceeds of sales of securities by foreign investors. In addition, if there is deterioration in a country’s balance of payments or for other reasons, a country may impose temporary restrictions on foreign capital remittances abroad. Any such restrictions may adversely affect our ability to repatriate investment loans or to remit dividends. Many emerging countries have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on the economies and securities markets of certain emerging countries. In addition, in an attempt to control inflation, price controls at our hotels have been imposed at times in certain countries, which may affect our ability to increase our room rates.

Environmental issues are becoming of increasing significance in Eastern Europe which may result in delays in construction and increased costs.

There is increasing awareness of environmental issues in Eastern Europe. This may be of critical importance in areas previously occupied by the Soviet Army, where soil pollution may be prevalent. We generally insist upon receiving an environmental report as a condition for purchase, or alternatively, conduct environmental tests during our due diligence investigations. Also, some countries such as Poland and the Czech Republic require that a developer carry out an environmental report on the land before building permit applications are considered. Nevertheless, we cannot be certain that all sites acquired will be free of environmental pollution. If a property that we acquire turns out to be polluted, such a finding will adversely affect our ability to construct, develop and operate a shopping and entertainment center on such property, and may cause us to suffer expenses incurred in cleaning up the polluted site which may be significant. We have found sub-terranian oil storage tanks in our property in Rybnik, Poland, which caused a delay of eight months in the construction works of this center and an increase in construction costs.

We are subject to various risks related to our operations in Romania including the unpredictability of the civil justice system.

Our Bucuresti Hotel is generally affected by risks of doing business in Romania. Any foreign company or litigant may encounter difficulty in prevailing in any dispute with, or enforcing any judgment against, the Romanian government or any officers or directors under the Romanian legal system. If our ownership rights in the company that owns the Bucuresti Hotel Complex are successfully challenged, this may affect our ability to obtain compensation for our original investment. We have faced several challenges to our acquisition under the privatization contract. In addition, the privatization process itself has been challenged as illegal. All of these claims have been dismissed (See “Item 3. Key Information - D. Risk Factors - Risks Relating to the Hotel Business” above and “Item 8. Financial Information - Legal Proceedings” of the 2005 20-F incorporated by reference into this Prospectus).

GENERAL

If we are characterized as a passive foreign investment company for U.S. federal income tax purpose, holders of ordinary shares may suffer adverse tax consequences.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the our assets are held for the production of, or produce, passive income, we will be characterized as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes. A determination that we are a PFIC could cause our U.S. shareholders to suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than capital gains rates and could have an adverse effect on the price and marketability of our shares. See “Item 10. Additional Information - E. Taxation- Tax consequences if we are a Passive Foreign Investment Company” of the 2005 20-F incorporated by reference into this Prospectus.

We are subject to various legal proceedings that may have a material adverse effect on our results of operations.

Certain legal proceedings have been initiated against us, including litigation in connection with the change of control of EMI and our subsidiary Elscint Ltd. in May 1999 and the acquisition of the hotel businesses by Elscint in September 1999, including motions to certify such claims as class actions. See also “Item 8. Financial Information - Legal Proceedings” of the 2005 20-F incorporated by reference into this Prospectus. A claim has also been made by an individual that a percentage of EMI and certain of our subsidiaries belongs to him. We cannot estimate the results of these proceedings. A determination against us in some or all of these proceedings may materially adversely affect our results of operations.

We have significant capital needs and additional financing may not be available.

The sectors in which we compete are capital intensive. We require substantial up-front expenditures for land acquisition, development and construction costs as well as certain investments in research and development. In addition, following construction capital expenditures are necessary to maintain the centers in good condition. As part of our growth strategy, we intend to acquire, renovate and redevelop additional hotels and to develop new hotels. In addition, in order for our hotels to remain competitive, they must be maintained and refurbished on an ongoing basis.

As a result of the foregoing, we require substantial amounts of cash and construction financing from banks for our operations and require financing for the development, renovation and maintenance of our hotels. We cannot be certain that such external financing would be available on favorable terms or on a timely basis or at all. In addition, construction loan agreements generally permit the draw down of the loan funds against the achievement of pre-determined construction and space leasing milestones. If we fail to achieve these milestones, the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule. From time to time, we consider equity financings, either directly or through our subsidiaries.

If we are not successful in obtaining financing to fund our planned projects and other expenditures, our ability to undertake additional development projects may be limited and our future profits and results of operations could be materially adversely affected. Our inability to obtain financing may affect our ability to construct or acquire additional centers and hotels, and we may experience delays in planned renovation or maintenance of our hotels that could have a material adverse affect on our results of operations.

Our high leverage could adversely affect our ability to operate our business.

We are highly leveraged and have significant debt service obligations. As of March 31, 2006, we had total debts to banks and other financial institutions in the aggregate amount of NIS 2,480 million (approximately $532 million) and an additional debt of NIS 464 million (approximately $99 million) in the aggregate to certain investors resulting from a private issuance of Series A and Series B Notes.

On a pro forma basis, following:

(i)  the private issuances of additional Series A Notes during June and July 2006 in an aggregate debt amount of NIS 118 million; and

(ii)  the completion of a public offering of Series C and Series A Notes under this Prospectus (assuming the raise of an additional debt in an aggregate amount of approximately NIS 512.5 million) as well as of Series B Notes under this Prospectus (assuming the raise of an additional debt in an aggregate amount of NIS 9.3 million) and following the application of the proceeds from the offering as discussed in “Use of Proceeds”, see section 1.11 below, our total debt to banks and other financial institutions would have been approximately NIS 2,021 (approximately $433 million) and our total debt to investors from the issuances of our Series A, Series B and Series C Notes would have been approximately NIS 1,104 million (approximately $237 million).

In addition, we and our subsidiaries may incur additional debt from time to time to finance acquisitions or capital expenditures or for other purposes. We will have substantial debt service obligations, consisting of required cash payments of principal and interest, for the foreseeable future.

Our lenders require us to maintain and comply with certain financial and operational covenants. Our ability to comply with these covenants may be affected by events beyond our control. A breach of any of the covenants in our debt instruments or our inability to comply with the required covenants could result in an event of default, which, if not cured or waived, could have a material adverse effect on us. In the event of any default under the loan agreements, the lenders thereunder could elect to declare all borrowings outstanding immediately due together with accrued and unpaid interest and other fees. Furthermore, in the event of any default under the loan agreements, such loans could be reclassified as short-term debt. Such classification in our financial statements may improperly reflect our working capital ratio as well as other financial indicators since the assets which were financed by these loans are classified as non-current assets. As a result of our substantial indebtedness:

•	we could be more vulnerable to general adverse economic and industry conditions;

•	we may find it more difficult to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•	we will be required to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, reducing the available cash flow to fund other projects;

•	we may have limited flexibility in planning for, or reacting to, changes in our business and in the industry; and

•	we may have a competitive disadvantage relative to other companies in our business segments with less debt.

We cannot guarantee that we will be able to generate enough cash flow from operations or that we will be able to obtain enough capital to service our debt or fund our planned capital expenditures.

In addition, we may need to refinance some or all of our indebtedness on or before maturity. We cannot guarantee that we will be able to refinance our indebtedness on commercially reasonable terms or at all. We have the ability under our debt instruments to incur substantial additional indebtedness and any additional indebtedness we incur could exacerbate the risks described above.

Results of operations for us fluctuate due to the seasonality of our various businesses.

The annual revenues and earnings of our shopping and entertainment centers business, hotels business and Mango, are substantially dependent upon general business activity, vacation and holiday seasons and the influence of weather conditions. As a result, changes in any of the above have a disproportionate effect on the annual results of operations of our shopping and entertainment centers, hotels and Mango businesses.

One of our shareholders beneficially owns a substantial amount of our ordinary shares and, therefore, effectively controls our affairs.

As of August 21, 2006, Mordechay Zisser, the Executive Chairman of our board of directors, held, directly or indirectly, approximately 48.73% of our issued share capital and 47.45% of our issued share capital on a fully diluted basis. As a result of such holdings he has the ability, in effect, to elect the members of our board of directors and to effectively control our business.

A loss of the services of members of the senior management of EMI, including in particular that of Mr. Mordechay Zisser, could materially adversely affect our business and results of operations

We depend on the continued services of the members of our senior management team, including in particular that of Mr. Mordechay Zisser, our Executive Chairman of the board of directors. Any loss of the services of Mr. Mordechay Zisser or other member of our senior management team could result in the loss of expertise necessary for us to succeed, which could cause our revenues to decline and impair our ability to meet our objectives.

Our annual and quarterly results may vary which may cause the market price of our ordinary shares to decline.

We have experienced at times in the past, and may in the future experience, significant fluctuations in our quarterly and annual operating results which may cause the market price of our ordinary shares to decline. These fluctuations may be caused by various factors, particularly due to significant sales of our properties and the frequency of such transactions. During 2005, we changed our business strategy to the entrepreneurship and development of shopping and entertainment centers supported by short term management and operation activities with the principal objective of founding and stabilizing the centers in order to sell them during their construction or as closely as possible to their completion. Our decision to sell properties is based on various factors, including market conditions, and we cannot predict when such sales will actually occur. Accordingly, investors should not rely on the results of any past periods as an indication of our future performance. It is likely that in some future periods, our operating results may be below expectations of public market analysts or investors. If this occurs, our share price may drop.

RISKS RELATED TO THE NOTES

The Notes that we are offering are unsecured. As a result, there may be circumstances in which our secured indebtedness will be paid from assets that secure that indebtedness before payment is made on the Notes.

Our obligations under our existing credit facilities are secured by certain first ranking fixed and floating charges over our rights, assets and property. The Notes that we are offering will be unsecured. We may also at any time create additional security interests with respect to our current or future indebtedness, subject to the terms of our credit facilities. If we default on our existing or future credit facilities, these Notes, or certain of our other indebtedness or enter bankruptcy, liquidation or reorganization, then all of our assets that secure our debts will be used to satisfy the obligations under such secured indebtedness before we could make any payments on the Notes. Therefore, there may only be limited assets available to make payments on the Notes if one of these events were to occur.

We may not be able to make our debt payments in the future.

Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on financial, competitive, legal, regulatory and technical factors, including some factors that are beyond our control. In addition, certain of our existing credit facility matures and our new credit facility will mature prior to the scheduled maturity date of the Notes offered hereby. If we are unable to generate sufficient cash flow from operations to meet principal and interest payments on our debt, we may have to refinance all or part of our indebtedness. In addition, cash flows from our operations may be insufficient to repay in full at maturity the Notes, in which case the Notes may need to be refinanced. Our ability to refinance our indebtedness, including the Notes, will depend on, among other things:

•	our financial condition at the time,

•	restrictions in agreements governing our debt and

•	other factors, including market conditions.

We cannot ensure that any such refinancing would be possible on terms that we could accept or that we could obtain additional financing. If refinancing will not be possible or if additional financing will not be available, we may have to sell our assets under circumstances that might not yield the highest prices, or default on our debt obligations, including the Notes, which would permit our noteholders and holders of other outstanding indebtedness to accelerate their maturity dates.

From time to time we consider equity financings, either directly or through our subsidiaries. If we pursue equity financings directly or through our subsidiaries, our interest in those subsidiaries would decrease. In addition, the ability of those subsidiaries to pay dividends to us may be impaired, which in turn, could limit our ability to make the required payment on the Notes.

See also “Our high leverage could adversely affect our ability to operate our business” above.

The Notes are a new public issuance of securities for which there has been no prior public market, and we cannot assure you that a liquid market will develop for the Notes.

We intend to list the Notes for trade on the Tel Aviv Stock Exchange. However, there has been no prior public market for the Notes, and we cannot assure you as to the ongoing liquidity of the market for the Notes on the Tel Aviv Stock Exchange.

1.10.	Capitalization and Indebtedness

The following table sets forth our consolidated cash and capitalization, in NIS and US dollars, at March 31, 2006 in accordance with Israeli GAAP on an actual basis and as adjusted to reflect (i) the completion of the offering of the Series C and Series A Notes as well as the offering of Series

B Notes under this Prospectus and application of the proceeds therefrom, (ii) the issuance of additional unsecured long term Series A Notes in the aggregate debt amount of NIS 118 million in June and July 2006, and (iii) the sale of the Company’s shares by its wholly owned subsidiary for the amount of NIS 59.7 million in May 2006, all as if they had occurred on March 31, 2006. This table should be read in conjunction with our financial statements and the notes thereto included in and incorporated by reference into this Prospectus.

	At March 31, 2006 (unaudited)
	(NIS in thousands)		(US$ in thousands)
	Actual	As Adjusted	Actual	As Adjusted
CURRENT LIABILITIES
SECURED	349,719	349,719	74,967	74,967
Short-term credits	349,719	349,719	74,967	74,967
Suppliers and service providers	-	-	-
Payables and other credit balances	-	-	-

UNSECURED	338,737	338,737	72,612	72,612
Short-term credits	89,839	89,839	19,280	19,280
Suppliers and service providers	92,927	92,927	19,920	19,920
Payables and other credit balances	155,871	155,871	33,412	33,412

TOTAL CURRENT LIABILITIES	688,456	688,456	147,579	147,579

LONG TERM LIABILITIES
SECURED	2,072,484	1,613,484	444,262	345,870
UNSECURED	657,974	1,297,773	141,045	278,194
TOTAL LONG TERM LIABILITIES	2,730,458	2,911,257	585,307	624,064

UNSECURED LIABILITIES RELATED TO DISCONTINUING OPERATION	61,668	61,668	13,219	13,219

OPTIONS ISSUED BY A SUBSIDIARY	3,567	3,567	765	765

MINORITY INTEREST	9,387	9,387	2,012	2,012

TOTAL SHAREHOLDERS’ EQUITY	955,250	1,014,907	204,770	217,558

TOTAL CAPITALIZATION	4,448,786	4,689,242	953,652	1,005,197

1.11.	Use of Proceeds

The net proceeds that we will receive from the offering of the Series C and Series A Notes as well as from the offering of the Series B Notes are estimated to be NIS 515 million (approximately $118 million) after deducting advisory fees, early commitment fees, distribution fees, success fees, and as applicable, other estimated offering expenses payable by us.

We intend to use the net proceeds from the offering attributable to Series C Notes (approximately NIS 451 million; $103 million) for the replacement of debt. As part of such replacement of debt, we intend to repay debt to Bank Hapoalim B.M. in order to remove the existing pledge on the entire share capital of Plaza Centers (Europe) B.V. (“Plaza Centers”), our subsidiary, in favor of Bank Hapoalim. As of the date of this Prospectus, we have not yet reached final agreements with Bank Hapoalim as to the amount to be repaid for the removal of the above pledge. Nevertheless, our aggregate outstanding debt towards Bank Hapoalim, the security for which is the pledge on Plaza Centers’ share capital, is approximately $90 million. Other than the foregoing, there is no agreement as to which debt would be replaced and the terms of such replacement. For information regarding our loans, including our facility agreements with Bank Hapoalim pursuant to which the entire share capital of Plaza Centers is pledged, see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Other Loans” and “Item 10. Additional Information - C. Material Contracts - General - Loan Agreements” of the 2005 20-F incorporated by reference into this Prospectus.

We intend to use the net proceeds from the offering attributable to Series A and Series B Notes for working capital, general corporate purposes, investments or acquisitions, as we shall determine from time to time.

1.12.	Public Offering of Series C and Series A Notes

1.12.1.	The units offered to the public pursuant to this Prospectus are as follows:

1.12.1.1.
Up to NIS 458,605,000 part value registered Series C Notes of NIS 1 par value each, payable in 10 equal, semi-annual installments, on September 1 of each of the years 2009 to 2018, inclusive (the first installment to be effected on September 1, 2009 and the last installment to be effected on September 1, 2018), bearing fixed annual interest at the uniform interest rate or the new uniform interest rate (as such terms are defined in subsection 1.12.4.3 below), payable in semi-annual installments on March 1 and September 1 of each of the years 2007 to 2018 (the first installment to be effected on March 1, 2007 and the last installment to be effected on September 1, 2018), linked (principal and interest) to the Consumer Price Index published with respect to July 2006, as published on August 15, 2006 (hereinafter: the “Series C Notes”).

1.12.1.2.
up to 51,363,760 registered Series A Notes of NIS 1 par value each, payable in 10 equal, semi-annual installments, on August 20 and February 20 of each of the years 2009 to 2014, inclusive (the first installment to be effected on August 20, 2009 and the last installment to be effected on February 20, 2014), bearing interest at a rate of 6% per annum, payable in semi-annual installments on August 20 and February 20 of each of the years 2006 to 2014 (while the first installment was effected on August 20, 2006 and the last installment to be effected on February 20, 2014), linked (principal and interest) to the Index with respect to January 2006, as published on February 15, 2006 (hereinafter: “Series A Notes”).

The Series C Notes and the Series A Notes are offered to the public in 458,605 units (hereinafter: the “Units”), by way of tender on the annual interest rate to be borne by the Series C Notes, the makeup and price of each unit being as follows:

NIS 1,000 par value Series C Notes offered at 100% of their par value:	NIS 1,000
NIS 112 par value Series A Notes, offered at a price of 104.40% of their par value:	NIS 116.9
Total price per Unit:	NIS 1,116.9

1.12.2.	The Tender

The tender on the interest rate of Series C Notes shall commence on August 30, 2006 at 08:30 and shall terminate on the same date at 15:00 (hereinafter: the “Tender Date”).

The annual interest rate to be determined in the Tender shall not exceed 5.4% (hereinafter: the “Maximum Interest Rate”) and shall be no less than 5.2% (hereinafter: the “Minimum Interest Rate”).

The tender on the annual interest rate to be borne by Series C Notes and the tender on the unit price of Series B Notes, as set out in subsection 1.13 below, are two separate tenders, independent of each other.

1.12.3.	Submission of bids

1.12.3.1.
Unit purchase bids will be submitted to the Company via Clal Finance Batucha Investment Management Ltd. (hereinafter: ("Issue Coordinator") or via bank branches or other Stock Exchange members (hereinafter, jointly: “Authorized Agents”), in forms available with the Authorized Agents. The Company shall pay, to the Authorized Agents, a distribution commission at a rate of 0.1% of the total immediate consideration, gross, actually received for the Units subscribed for by means of bids submitted through them, apart from the Units subscribed for by the Institutional Investors, pursuant to their prior undertaking. See subsection 1.19 below. A unit purchase bid shall be deemed to have been submitted, if received by the Authorized Agent by 15:00 on the Tender Date, provided that the Agent in receipt thereof transfers such bid to the Issue Coordinator by 16:00 p.m. on the same day he receives same. The Authorized Agents will transfer the bids in sealed envelopes, which will remain sealed and which will be inserted, by the Issue Coordinator, into a closed and locked box (including the bids submitted via the Issue Coordinator) from 08:30 to 16:00 on the Tender Date.

1.12.3.2.
Each bidder will state in his bid, the number of Units he seeks to purchase and the annual interest offered by him, as the interest to be borne by Series C Notes comprising the Units, which shall not exceed the Maximum Interest Rate and shall be no less than the Minimum Interest Rate. The interest rate stated in each bid shall be denominated in percentages, in multiples of 0.05%, namely: bids may be submitted at a rate of 5.2%, 5.25%, 5.3%, and so forth, which however, will not exceed the Maximum Interest Rate.

1.12.3.3.
An interest rate bid not stated in multiples as aforesaid, shall be rounded downwards to the nearest multiple. A bid stating an interest rate exceeding the Maximum Interest Rate shall be cancelled. A bid stating an interest rate that is lower than the Minimum Rate shall be deemed to be a bid stating the Minimum Interest Rate.

1.12.3.4.	Each bidder may submit up to three (3) unit purchase bids with different rates.

“Bidder” - including a family member residing with him or an institutional investor who gave a prior undertaking to purchase units, as set out in subsection 1.19 below.

1.12.3.5.
Unit purchase bids are irrevocable. A bidder shall be deemed to have undertaken, in his bid, to purchase the Units allocated to him, ensuing from full or partial acceptance of his bid, pursuant to the terms hereof and will be considered to be duty-bound to pay the total price of the Units, as the case may be, that he is entitled to receive, pursuant to the terms of this Prospectus.

1.12.3.6.
Bids may be submitted for the purchase of whole Units only. A bid submitted for any fraction of a Unit, shall be deemed to be a bid submitted for only the amount of whole Units stated therein, and the fraction of the Unit included in the bid shall be deemed as not having been incorporated therein ab initio. A bid wherein the number of stated units is less than one, shall not be accepted.

1.12.3.7.
Bids stating no interest rate whatsoever, shall be deemed as not having been submitted at all. Bids submitted in the tender stating an interest rate lower than the Minimum Interest Rate shall be deemed to have stated the Minimum Interest Rate. Bids submitted in the tender stating an interest rate exceeding the Maximum Interest Rate shall be deemed not to have been submitted at all.

1.12.3.8.
The Authorized Agents will be responsible and accountable to the Company and to the Issue Coordinator for payment of the full consideration payable to the Company, in respect of bids submitted through them and which were accepted, wholly or partially.

1.12.4.	Tender procedures

1.12.4.1.
The bids will be transferred to the Issue Coordinator by the Authorized Agents on the Tender Date, by 16:00, in sealed envelopes, which will remain sealed up to the lapse of the last date for submission of bids as aforesaid and will be inserted into a closed box together with the bids submitted directly to the Issue Coordinator.

1.12.4.2.
Immediately after 16:00 on the Tender Date, the box will be unlocked and the envelopes will be opened in the presence of the Company’s auditor, who will supervise due adherence to the Tender procedures, and the Tender results will be summed up and processed.

1.12.4.3.	Manner of determining interest rate and allocation of Units to Bidders

The Series C Notes comprising all Units for which bids are granted in the Tender, will bear a uniform interest rate (hereinafter: “Uniform Interest Rate”), and the manner of distribution of the Units shall be implemented as follows:

(a)
Where the total number of Units comprising the bids submitted in the Tender (including such units respecting which the bids for the purchase thereof have been submitted by the institutional investors, as set out in subsection 1.19 below) is less than the total number of the Units offered to the public pursuant to this Prospectus, all bids will be fully accepted. In such an event, the Uniform Interest Rate will be the Maximum Interest Rate.

(b)
Where the total number of the Units comprising the bids submitted in the Tender (including such Units respecting which the bids for the purchase thereof have been submitted by the institutional investors) is equal to, or exceeds, the total number of the Units offered under this Prospectus, the Uniform Interest Rate will be equal to the lower interest rate at which (and/or at interest rates lower than such rate), bids have been submitted for the purchase of all Units offered to the public (including institutional investors) pursuant to this Prospects and which will not be lower than the Minimum Interest Rate.

(c)
The Company will accept unit purchase bids offered to the public under this Prospectus, with Series C Notes bearing the Uniform Interest Rate, and each bidder shall be deemed to have undertaken, in his bid, to purchase all the securities to be allocated to him in the wake of accepting his bid, with the Series C Notes bearing Uniform Interest Rate, as follows:

(1)	Bids stating an interest rate exceeding the Uniform Interest Rate - will not be accepted;

(2)	Bids stating an interest rate lower than the Uniform Interest Rate - will be fully accepted;

(3)
Bids stating an interest rate that is equal to the rate established as the Uniform Interest Rate (hereinafter: “Uniform Interest Rate Bids”) - will be accepted proportionately, so that each bidder will receive, of the Units offered to the public remaining for distribution, following the allocation for bids stating an interest rate that is lower than the rate established as the Uniform Interest Rate, and following the allocation to institutional investors as set out in subsection 1.19 below, such share as is equal to the ratio between the number of Units contained in the bid submitted by him, stating the Uniform Interest Rate, and the number of Units contained in all the bids stating the Uniform Interest Rate, less bids of institutional investors stating the Uniform Rate (the manner of allocation to the institutional investors will be as set out in section 1.19 below).

(d)
If under the allocation set out in subsection (c) above, no minimum spread with respect to Series C Notes as set out in subsection 1.12.5 below is attained, the allocation will be effected at the Uniform Interest Rate determined pursuant to subsection (b) above, as follows:

(1)	Bids stating an interest rate exceeding the Uniform Interest Rate - will not be accepted;

(2)	Bids stating an interest rate lower than the Uniform Interest Rate - will be fully accepted;

(3)
Bids (submitted either by the public or by institutional investors) stating the Uniform Interest Rate, will be accepted proportionately, so that for each bid, including the bids received from institutional investors, such part will be allocated of the offered units as is equal to the ratio between the number of Units comprising the bid, bearing Uniform Interest Rate, including bids received from institutional investors, and the total number of Units comprising all bids stating the Uniform Interest Rate.

(e)
If also, under the allocation set out in subsection (d) above, no minimum spread with respect to Series C Notes, as set out in subsection 1.12.5 below, is attained, the allocation will be effected at the Uniform Interest Rate determined pursuant to subsection (b) above, as follows:

(1)	Bids stating an interest rate exceeding the Uniform Interest Rate - will not be accepted;

(2)
Bids (submitted either by the public or by institutional investors) stating the Uniform Interest Rate or a lower rate, will be accepted proportionately, so that for each bid (including bids of institutional investors), such part will be allocated of the offered units as is equal to the ratio between the number of Units comprising the bid, and the total number of Units comprising all bids (including bids of institutional investors), stating the Uniform Interest Rate and/or a lower rate.

(f)
If also, following the allocation of units as set out in subsection (e) above, no minimum spread requirements are attained with respect to Series C Notes as set out in subsection 1.12.5 below, the allocation will be re-effected for the purpose of determining a new Uniform Interest Rate, which will not exceed the Maximum Interest Rate, and which will be the lowest interest rate at which the offered securities may be allocated in an allocation, where the minimum spread requirements, as set out in section 1.12.5 below, are attained, provided that the number of units allocated to the bidder does not exceed that ordered by him and that the interest rate is not lower than that stated in his bid (hereinafter: the “New Uniform Interest Rate”). The allocation at the New Uniform Interest Rate will be effected as set out in subsection (e) above, while the “New Uniform Interest Rate” will serve as the “Uniform Interest Rate”.

(g)
If also, following an allocation as set out in subsection (f) above, no minimum spread requirements are attained as set out in subsection 1.12.5 below, then the issue under this Prospectus will be cancelled, the Series C Notes will not be allocated and no funds will be collected from bidders.

(h)
If, following an allocation as set out in this subsection 1.12.4.3 above, fractions of Units are created, they will be rounded, as determined by the Issue Coordinator. Surpluses of Units remaining in consequence of such rounding, will be purchased by the Issue Coordinator, at the Uniform Interest Rate to be determined.

1.12.5.	Minimum Spread And Value Of Public Holdings

Pursuant to the guidelines of the Stock Exchange, the following provisions as to “minimum spread” and value of public holding, shall apply with respect to the Notes offered to the public hereunder:

1.12.5.1.
Minimum spread will be attained upon fulfillment of the following conditions: The minimum number of holders of Notes, following the public issue, is at least 35 and the minimum holding value per holder is NIS 200,000.

“Holder” is defined, under the Stock Exchange guidelines, as one holder, the value of whose holdings exceeds the minimal holding value per holder as aforesaid, or a person holding, jointly with others, whose holding value exceeds the minimal holding value per holder as aforesaid.

1.12.5.2.	The value of the public holdings of the Notes after the listing for trading. shall not be less than NIS 24 M.

1.12.5.3.
It shall be stated that the Company intends to publish, on August 24, 2006, another prospectus for listing for trading on the Stock Exchange of Series A Notes and Series B Notes, which were issued under a private placement by the Company (hereinafter: the “Listing Prospectus”). Examination of the Company’s compliance with the requirements as to minimum spread and value of public holding, with respect to the Series A Notes offered under this Prospectus, is performed while taking account of the Series A Notes listed for trading on the Stock Exchange under the Listing Prospectus. Accordingly, the Series A Notes are in compliance with the requirements of the value of public holding and minimum spread as aforesaid. Upon the listing for trading of the Series A Notes on the Stock Exchange, the Series A Notes offered to the public, under this Prospectus, and which are listed for trading on the Stock Exchange under the Listing Prospectus, shall constitute one series in all respects.

1.12.5.4.
If the Stock Exchange requirements with respect to minimum spread or value of public holding of Series C Notes offered hereunder are not satisfied, the public issue will be cancelled, no funds will be collected from bidders and the Notes offered to the public under this Prospectus will not be listed for trading on the Stock Exchange.

1.12.5.5.
In the event that the Company cancels the public issue as set out in subsection 1.12.5.4 above, the Company will give a prompt notice thereof by means of an immediate report, and will publish, within three business days, a respective notice in two leading daily newspapers in Israel in the Hebrew language.

1.12.6.
On the first trading day following the tender (hereinafter: (the “Clearing Date”), by 11:00, the Issue Coordinator will give the bidders, via the Authorized Agents who submitted their bids, a notice of the extent of the granting of their bid. The notice will state the interest rate per Unit determined in the Tender, the number of units to be allocated to each bidder and the consideration therefore. Upon receipt of the notice and on the same date, by 12:30, the bidders will transfer, to the Issue Coordinator, via the Authorized Agents, the full consideration payable by them for Units respecting which the bid has been granted, to the special account, as set out in subsection 1.12.8 below.

1.12.7.
On the first business day after the Tender Date, the Company will notify the results of the Tender by means of an immediate report and will publish, within three additional business days, a relevant notice in two leading daily newspapers circulated in Israel in the Hebrew language.

1.12.8.	Special Account

1.12.8.1.
Close to the Tender Date, the Issue Coordinator will open a special interest bearing trust account, in the name of the Company (hereinafter: the “Special Account”) and will furnish the details of the Special Account to the Authorized Agents.

The Special Account will be managed exclusively by the Issue Coordinator, in the Company’s name and on its behalf, pursuant to the provisions of Section 28 of the Securities Law.

Funds accrued in the Special Account will be invested by the Issue Coordinator in liquid, unlinked, interest bearing deposits, on a daily basis.

1.12.8.2.
If it turns out at the end of the Tender, that all offered Units have been purchased and that all the requirements of minimum spread and minimal holding value of the Notes, as set out in subsection 1.12.5 above,are fully satisfied, the Issue Coordinator will remit, to the Company, within one business day from receipt of the funds to be paid for the offered securities, all funds received at the Special Account, together with accruals thereon, against the allocation of the Note certificates comprising the Units.

1.12.9.	Note Certificates

On the date of fulfillment of the conditions for transfer of the issue consideration funds deposited in the Special Account, as set out in subsection 1.12.8.2 above, and against such fund transfer, the Company will allocate, to the bidders, via the Nominee Co. of Israel Discount Bank Ltd. (hereinafter: the “Nominee Company”), Series C Note Certificates and Series A Note certificates, comprising the Units respecting which the purchase bid has been granted and the consideration for which has been paid in full.

The note certificates may be transferred, divided or waived in favor of others, subject to the completion of deeds of transfer, division or waiver and the delivery thereof, togethere with the note certificates to the Company, and subject to payment on the part of the bidder of all related expenses, taxes and surcharges.

1.13.	Public Offering of Series B Notes

1.13.1.
Pursuant to this Prospectus, 10,000,000 registered Series B Notes of NIS 1 par value each are offered to the public, payable in 10 equal, semi-annual installments, on August 20 and February 20 of each of the years 2009 to 2014, inclusive (the first installment to be effected on August 20, 2009 and the last installment to be effected on February 20, 2014), bearing variable interest at the Libor interest rate (as defined in section 1.16.3 below) plus 2.65% per annum, payable in semi-annual installments on August 20 and February 20 of each of the years 2006 to 2014 (the first installment was effected on August 20, 2006 and the last installment to be effected on February 20, 2014), linked (principal and interest) to the representative rate of the dollar as of the base rate, namely the rate known on February 23, 2006 (i.e., NIS4.725 per US dollar).

Series B Notes are offered to the public in 10,000 Units (hereinafter: the “Units”), by way of tender on the Unit price of the Series B Notes, the makeup and price of each Unit being as follows:

NIS 1,000 par value Series B Notes offered at a minimum price of 93% of their par value:	NIS 930
Total price per Unit:	NIS 930

1.13.2.	The Tender

The tender on Unit price shall commence on August 30, 2006 at 08:30 and shall end on the same date at 15:00 (hereinafter: the “Tender Date”).

The Unit price to be established in the Tender, shall not exceed NIS 950 per Unit (hereinafter: the “Maximum Unit Price”) and shall not be less than NIS 930 per Unit (hereinafter: the “Minimum Unit Price”).

The tender on the Unit price of the Series B Notes and the tender on the annual interest rate to be borne by Series C Notes, as set out in subsection 1.12 above, are two separate tenders, independent of each other.

1.13.3.	Submission of bids

1.13.3.1.
Unit purchase bids will be submitted to the Company via Clal Finance Batucha Investment Management Ltd. (hereinafter: ("Issue Coordinator") or via bank branches or other Stock Exchange members (hereinafter, jointly: “Authorized Agents”), in forms available with from the Authorized Agents. The Company shall pay, to the Authorized Agents, a distribution commission at a rate of 0.1% of the total immediate consideration, gross, actually received for the Units subscribed for by means of bids submitted through them. A unit purchase bid shall be deemed to have been submitted, if received by the Authorized Agent by 15:00 on the Tender Date, provided that the Agent in receipt thereof transfers such bid to the Issue Coordinator by 16:00 p.m. on the same day he receives same. The Authorized Agents will transfer the bids, in sealed envelopes, which will remain sealed and which will be inserted, by the Issue Coordinator, into a closed and locked box (including the bids submitted via the Issue Coordinator) from 08:30 to 16:00 on the Tender Date.

1.13.3.2.
Each bidder shall state, in his bid, the number of Units he seeks to purchase and the Unit price offered by him, which shall not exceed the Maximum Unit Price and shall not be less that the Minimum Unit Price. The Unit price stated in each bid shall be stated in NIS, in multiples of NIS 1, namely: Bids may be submitted at prices of NIS 930, NIS 932 and so forth, but not at a price exceeding the Maximum Unit Price.

1.13.3.3.	A Unit Price in a bid not stated in multiples as aforesaid, shall be rounded downwards to the nearest multiple.

1.13.3.4.	Each bidder may submit up to three (3) unit purchase bids in the tender with different Unit prices.
“Bidder” - including a family member residing with him, as well as an institutional investor within the meaning of Chapter C of the Stock Exchange guidelines.

1.13.3.5.
Unit purchase bids are irrevocable. A bidder shall be deemed to have undertaken, in his bid, to purchase the Units allocated to him, ensuing from full or partial acceptance of his bid, pursuant to the terms hereof and shall be considered to be duty-bound to pay the total price of the Units, as the case may be, that he is entitled to receive pursuant to the terms of this Prospectus.

1.13.3.6.
Bids may be submitted for the purchase of whole Units only. A bid submitted for any fraction of a Unit, shall be deemed to be a bid submitted for only the amount of whole Units stated therein, and the fraction of the Unit included in the bid shall be deemed as not having been incorporated therein ab initio. A bid wherein the number of stated units is less than one, shall not be accepted.

1.13.3.7.
Bids stating no Unit Price whatsoever, shall be deemed as having been submitted at the Minimum Unit Price. Bids submitted in the tender stating a Unit Price lower than the Minimum Unit Price, shall be deemed not to have been submitted at all. Bids submitted in the tender stating a Unit Price exceeding the Maximum Unit Price, shall be deemed to have been submitted at the Maximum Unit Price.

1.13.3.8.
The Authorized Agents will be responsible and accountable to the Company and to the Issue Coordinator for payment of the full consideration payable to the Company, in respect of bids submitted through them and which were accepted, wholly or partially.

1.13.4.	Tender procedures

1.13.4.1.
The bids will be transferred to the Issue Coordinator, by the Authorized Agents, on the Tender Date, by 16:00, in sealed envelopes, which will remain sealed up to the lapse of the last date for submission of bids as aforesaid and will be inserted into a closed box together with the bids submitted directly to the Issue Coordinator.

1.13.4.2.
Immediately after 16:00 on the Tender Date, the box will be unlocked and the envelopes will be opened in the presence of the Company’s auditor, who will supervise due adherence to the Tender procedures, and the Tender results will be summed up and processed.

1.13.4.3.	Manner of determining Unit Price and allocation of Units to Bidders

All Units respecting which bids for the purchase thereof are accepted, shall be issued at a Uniform Unit Price, to be determined as follows:

(a)
In the event that the total number of the Units comprising the bids, which have been accepted, is lower than the total number of the Units offered to the public - all bids shall be accepted in full. In such event, the Unit Price shall be the Minimum Unit Price.

(b)
In the event that the total number of the Units comprising the bids that have been accepted, is equal to, or exceeds, the total number of the Units offered to the public - all Units offered to the public shall be issued at a Uniform Purchase Price (hereinafter: the “Purchase Price to Be Determined”), which shall be the highest price and/or higher prices at which bids have been submitted for the purchase of all the offered Units. In such event, the allocation of all offered Units shall be performed as follows:

(1)	Bids stating a price higher than the Purchase Price to be determined - shall be fully accepted.

(2) Bids stating a price lower than the Purchase Price to be determined - shall not be accepted.

                        (3) Bids stating the Purchase Price to Be Determined will be accepted proportionately, so that each Bidder will receive, of the number of Units offered remaining for distribution, following the allocation for Bids, stating a price higher than the Purchase Price determined, such share as is equal to the ratio between the number of Units stated in his bid, which states the Purchase Price to Be Determined, and the total number of Units comprised in all the bids stating the Purchase Price to Be Determined.

(c)
If, in consequence of the allocation under subsection (b) above, no minimum dispersal is attained as set out in subsection 1.13.5 below, then the allocation shall be effected at the Purchase Price determined under subsection (b) above, as follows:

(1) Bids stating a price lower than the Purchase determined - shall not be accepted;

(2)
Bids stating the Purchase Price determined or a higher price - will be accepted proportionately, so that each Bidder will receive, of the number of Units offered to the public, such share as is equal to the ratio between the number of Units stated in his bid and the total number of Units comprised in all the bids stating the Purchase Price determined, or a higher price.

(d)
If, also in consequence of the allocation under subsection (c), above no minimum dispersal is attained with respect to Series B Notes as set out in subsection 1.13.5 below, then the allocation shall be re-effected for the purpose of determining a new Purchase Price (hereinafter: the “New Purchase Price”), which shall be no less than the Minimum Unit Price and which shall be the highest price at which Minimum Spread is satisfied, as set out in subsection 1.13.5 below, provided that no more Units shall be allocated to the Bidder than the number stated by him, at a price not exceeding that stated in his Bid. In such event, such part of the Units shall be allocated to each of the Bidders, at either the New Purchase Price or at a higher Purchase Price, as is equal to the ratio between the number of Units stated in his Bid, which states the New Purchase Price, or at a higher price, and the total number of the Units comprised in all Bids stating the New Purchase Price, or a higher price. Bids stating a price lower than the New Purchase Price determined - shall not be accepted;

(e)
If, also in consequence of the allocation under subsection (d) above, no minimum dispersal is attained, as required with respect to Series B Notes, as set out in subsection 1.13.5 below, then the offering under this Prospectus shall be cancelled. In such an event, the Units shall not be allocated, the offered securities shall not be listed for trading and no funds shall be collected from the Bidders.

(f)	If, following an allocation as set out above, fractions of Units are created, they will be purchased by the Issue Coordinator at the Unit Price determined.

1.13.5.	Minimum Spread And Value Of Public Holdings

Pursuant to the guidelines of the Stock Exchange, the following provisions as to “minimum spread” and value of public holding, shall apply with respect to the Series B Notes offered to the public under this Prospectus.

1.13.5.1.
Minimum spread will be attained upon fulfillment of the following conditions: The minimum number of holders of the Series B Notes, following the public issue, is at least 35 and the minimum holding value per holder is NIS 200,000.

“Holder” is defined, under the Stock Exchange guidelines, as one holder, the value of whose holdings exceeds the minimal holding value per holder as aforesaid, or a person holding, jointly with others, whose holding value exceeds the minimal holding value per holder as aforesaid.

1.13.5.2.	The value of the public holdings of the Series B Notes the listing for trading shall not be less than NIS 24 M.

1.13.5.3.
It shall be stated that the Company intends to publish, on August 24, 2006, another prospectus for listing for trading of Series A Notes and Series B Notes, which were issued under a private placement by the Company (hereinafter: the “Listing Prospectus”). The Company’s compliance with the requirements as to minimum spread and minimal value of public holding with respect to the Series B Notes will be examined with respect to the Series B Notes offered under this Prospectus and which are listed for trading on the Stock Exchange under the Listing Prospectus, jointly. Accordingly, the Series B Notes comply with the requirements as to minimal public holding value but are not in compliance with the minimum spread requirement, which will be examined upon receipt of the results of the tender on the Series B Notes, pursuant to this Prospectus. Subject to the Company’s compliance with the minimum spread requirements, with respect to the Series B Notes ,and upon the listing thereof for trading on the Stock exchange, the Series B Notes offered under this Prospectus, and the Series B Notes being listed for trading on the Stock Exchange under the said prospectus, shall constitute one series in all respects.

1.13.5.4.
If the Stock Exchange requirements with respect to minimum spread or value of public holding of Series B Notes, offered hereunder, are not satisfied, the public issue will be cancelled, no funds will be collected from Bidders and the Series B Notes offered to the public under this Prospectus will not be listed for trading on the Stock Exchange.

1.13.5.5.
In the event that the Company cancels the public issue as set out in subsection 1.13.5.3 above, the Company will give a prompt notice thereof by means of an immediate report, and will publish, within three business days, a respective notice in two leading daily newspapers in Israel in the Hebrew language.

1.13.6.
On the first trading day following the tender (hereinafter: (the “Clearing Date”), by 11:00, the Issue Coordinator will give the subscribers, via the Authorized Agents who submitted their bids, a notice of the extent of the granting of their bid. The notice will state the interest Unit Price determined in the Tender, the number of Units to be allocated to each Bidder and the consideration therefore. Upon receipt of the notice and on the same date, by 12:30, the Bidders will transfer, to the Issue Coordinator, via the Authorized Agents, the full consideration payable by them for Units respecting which the bid has been granted, to the special account, as set out in subsection 1.13.8 below.

1.13.7.
On the first business day after the Tender Date, the Company will notify the results of the Tender by means of an immediate report and will publish, within three additional business days, a relevant notice in two leading daily newspapers circulated in Israel in the Hebrew language.

1.13.8.	Special Account

1.13.8.1.
Close to the Tender Date, the Issue Coordinator will open a special interest bearing trust account in the name of the Company (hereinafter: the “Special Account”) and will furnish the details of the Special Account to the Authorized Agents.

The Special Account will be managed exclusively by the Issue Coordinator in the Company’s name and on its behalf, pursuant to the provisions of Section 28 of the Securities Law.

Funds accrued in the Special Account will be invested by the Issue Coordinator in liquid, unlinked, interest bearing deposits, on a daily basis.

1.13.8.2.
If it turns out at the end of the Tender, that all offered Units have been purchased and that the requirements of minimum spread and minimal value of public holding Series B Notes, as set out in subsection 1.13.5 above, are fully satisfied, the Issue Coordinator will remit, to the Company, within one business day from receipt of the funds to be paid for the offered securities, all funds received at the Special Account, together with accruals thereon, against the issuance of the Note certificates comprising the Units.

1.13.9.	Series B Note Certificates

On the date of fulfillment of the conditions for transfer of the issue consideration funds deposited in the Special Account, as set out in subsection 1.13.8.2 above, and against such fund transfer, the Company will allocate, to the subscribers, via the Nominee Co. of Israel Discount Bank Ltd. (hereinafter: the “Nominee Company”), Series B Note Certificates comprising the Units respecting which the purchase application has been granted and the consideration for which has been paid in full.

The note certificates may be transferred, divided or waived in favor of others, subject to the completion of deeds of transfer, division or waiver and the delivery thereof, together with the note certificates to the Company, and subject to payment on the part of the bidder of all related expenses, taxes and surcharges.

1.14.	Description of the Series C Notes

1.14.1.	General

The Series C Notes (hereinafter in this subsection 1.14: “Series C Notes” or the “Notes”, were issued pursuant to the resolution of the Company’s board of directors dated August 22, 2006, in accordance with the Trust Deed between the Company on the one hand, and

Aurora Fidelity Trust Company Ltd. (hereinafter: the “Trustee”) on the other hand, dated August 23, 2006 (hereinafter: the “Trust Deed”).

Below is a description of the principal terms of Series C Notes.

1.14.2.	Principal

Subject to the other terms of the Notes, the Company will settle the original principal of the Notes in 10 equal, semi-annual installments, on September 1 of each of the years 2009 to 2018, inclusive (the first installment to be effected on September 1, 2009 and the last installment to be effected on September 1, 2018). The balance of the unsettled principal will be linked to the Consumer Price Index, in accordance with the linkage terms as set out in subsection 1.14.4 below.

1.14.3.	Interest

The unsettled balance of the principal of the Series C Notes will bear annual interest at the Uniform Interest Rate. or at the New Uniform Interest Rate (as such terms are defined in subsection 1.12.4.3 above), as shall be determined in the tender (hereinafter: the “Interest Rate”). The interest will be linked to the Consumer Price Index in accordance with the linkage terms. as set out in subsection 1.14.4 below.

The interest will be paid on March 1 and September 1 from 2007 to 2018 for the six months ending on the date of each such installment (hereinafter: the “Interest Period”) (namely: With respect to the installment on March 1 - the period beginning on September 2 and ending on March 1 and with respect to the installment on September 1 - the period beginning on March 2 and ending on September 1 of each year, other than the first Interest Period, as set out below) on the unsettled balance from time to time, of the principal amount at such Interest Period, subject to the other terms of the Notes.

The first installment of the interest shall be effected on March 1, 2007 for the period beginning on the Clearing Date of the Notes and ending on March 1, 2007, while the Interest Rate for the first Interest Period will be computed at 365 days per annum and the Company will advise, by means of an immediate report, the first Interest Rate immediately after the tender.

The last interest will be effected on September 1, 2018, together with the last payment on account of the principal, against the return of the Note Certificates to the Company. It is hereby clarified that Income Tax to be withheld, will be deducted at source from the interest installments.

1.14.4.	Linkage Terms Of The Principal And Interest

The balance of the unsettled principal and the interest thereon, as set out above, will be linked to the Consumer Price Index, as follows:

“Consumer Price Index” or “Index” - The price index known as the Consumer Price Index, including fruit and vegetables and which is published by the Central Bureau of Statistics, including such index even if published by any other official entity or institution in lieu of the Central Bureau of Statistic, as well as any other official index superseding the same, whether or not it is based on the same data on which the existing index is based. If another index supersedes it, published by such body or institution, where such body or institution has not prescribed the ratio between it and the index that has been superseded, such ratio shall be prescribed by the Central Bureau of Statistics. In the event of such ratio not being prescribed as aforesaid, then the Trustee, in consultation with such economic experts as it shall select, shall fix the ratio between the other index and the superseded index.

The “Known Index” at any given time - the Index last published before such date.

“Base Index” - the index with respect to July 2006, as published on August 15, 2006.

Should it turn out, on the settlement date of any installment on account of the principal and/or interest of the Notes, that the payment Index on that date exceeds the Base Index, the Company will effect such installment of principal or interest, being increased pro rata to the rate of increase of such payment Index vis-à-vis the Base Index; however, should it turn out that such payment Index is identical to, or lower than, the Base Index, the Company shall effect such payment of principal or interest, computed on the basis of the Base Index.

1.14.5.	Principal And Interest Payments Of The Notes

Any installment on account of the principal shall be paid to whomsoever shall be registered in the Register as the Noteholder at the end of the 20th of August, immediately prior to the payment date of said installment, and any installment on account of the interest shall be paid to whomsoever shall be registered in the Register as the Noteholder at the end of the 17th of February or at the end of the 20th of August immediately prior to the due date of such installment, with the exception of the last payment, which shall be made against the delivery of the Note Certificates to the Company, at the Company's registered offices and/or at any other place in respect of which the Company shall give notice, not later than five Business Days prior to the date determined for the remittance of the last payment.

Payments on account of the Principal and Interest shall be effected subject to the linkage terms as set out in subsection 1.17.1 above.

Wherever the date of making a payment on account of the Principal and/or the interest, shall fall on a day which is not a Business Day, the payment date of said payment shall be deferred to the first Business Day thereafter, and no interest shall be borne in respect of the deferment of said payment.

Each payment due from the Company, in respect of the Notes, shall be subject to a deduction of tax at source, insofar as the Company is required ,by law, to make such deduction.

The payment to the Entitled Noteholder shall be made by check or by bank transfer, in favor of the bank account the details of which shall be submitted in writing to the Company beforehand by the Entitled Noteholder, in accordance with that stated below. Should the Company be unable, for any reason which is beyond the Company's control, to pay any amount to the Noteholder entitled thereto, it shall deposit this amount with the Trustee, as stated in subsection 1.16.1 below.

If the Noteholder entitled to payment did not submit, beforehand, to the Company, the details of the bank account for the crediting thereof by bank transfer, as stated, the Company shall send a check by registered mail to his last address registered in the Register. The sending of the check to the Entitled Noteholder by registered mail, as stated, shall be deemed, for all intents and purposes, to be payment of the amount specified therein on the date of the dispatch thereof by mail, provided that it was cashed upon due presentation thereof for collection.

A Noteholder wishing to provide notice of the bank account details for the crediting thereof with the payments under the Notes, as stated, or who wishes to change said bank account details or his instructions with regard to the manner of payment, may do so by providing written notice, which shall be sent to the Company by registered mail; however, the Company shall comply with the instruction only if it reached its registered offices at least ten days prior to the date designated for the remittance of any payment under the Note. Should the notice be received by the Company in delay, the Company shall act pursuant thereto solely with regard to those payments whose payment date shall fall after the payment date close to the date of receipt of the notice.

1.14.6.	Securing The Notes

The Notes are not secured by means of any lien.

The Company may encumber all or any of its property, by means of any encumbrance and in any fashion whatsoever, in favor of any third party whatsoever, without having to obtain any approval from the Trustee and/or the Noteholders.

1.15.	Description of Series A Notes

1.15.1.	General

The Series A Notes (hereinafter in this subsection 1.15: “Series A Notes” or the “Notes”) which are offered under this Prospectus, were issued pursuant to the resolution of the Company’s board of directors, dated August 22, 2006, in accordance with the Trust Deed between the Company on the one hand, and Aurora Fidelity Trust Company Ltd. (hereinafter: the “Trustee”) on the other hand, dated February 21, 2006, as amended on August 23, 2006 (hereinafter: the “Trust Deed”).

Below is a description of the principal terms of Series A Notes.

1.15.2.	Principal

Subject to the other terms of the Notes, the Company will settle the original principal of the Notes in 10 equal, semi-annual installments, on August 20 and February 20 of each of the years 2009 to 2014, inclusive (the first installment to be effected on August 20, 2009 and the last installment to be effected on February 20, 2014). The balance of the unsettled principal will be linked to the Consumer Price Index in accordance with the linkage terms as set out in subsection 1.15.4 below.

1.15.3.	Interest

The unsettled balance of the principal of the Notes will bear annual interest at a rate of 6% (hereinafter: the “Interest Rate”). The interest will be linked to the Consumer Price Index in accordance with the linkage terms, as set out in subsection 1.15.4 below.

The Interest Rate for the entire Interest Period, as defined below, will total 3% (apart from the Interest rate during the First Interest Period, as set out below). The interest will be paid on August 20 and February 20 for the six months ending on the date of each such installment (hereinafter: the “Interest Period”) as of August 20 to February 20, 2014 on

the unsettled balance from time to time, of the amount of the principal at such Interest Period, subject to the other terms of the Notes.

The first interest payment was effected on August 20 2006 for the period which commenced on February 23, 2006 and ended on August 20, 2006. The Interest Rate for this period totaled 2.9425%.

The last interest installment will be effected on February 20, 2014, together with the last payment on account of the principal, against the return of the Notes Certificates to the Company. It is hereby clarified that Income Tax to be withheld, will be deducted at source from the interest installments.

1.15.4.	Linkage Terms Of The Principal And Interest

The balance of the unsettled principal and the interest thereon, as set out above, will be linked to the Consumer Price Index, as follows:

“Consumer Price Index” or “Index” - The price index known as the Consumer Price Index, including fruit and vegetables and which is published by the Central Bureau of Statistics, including such index, even if published by any other official entity or institution in lieu of the Central Bureau of Statistic, as well as any other official index superseding the same, whether or not it is based on the same data on which the existing index is based. If another index supersedes it, published by such body or institution, where such body or institution has not prescribed the ratio between it and the index that has been superseded, such ratio shall be prescribed by the Central Bureau of Statistics. In the event of such ratio not being prescribed as aforesaid, then the Trustee, in consultation with such economic experts as it shall select, shall fix the ratio between the other index and the superseded index.

The “Known Index” at any given time - the Index last published before such date.

“Base Index” - the index with respect to January 2006, as published on February 15, 2006.

Should it turn out, on the settlement date of any installment on account of the principal and/or interest of the Notes, that the payment Index on that date exceeds the Base Index, the Company will effect such installment of principal or interest, being increased pro rata to the rate of increase of such payment Index vis-à-vis the Base Index; however, should it turn out that such payment Index is identical to, or lower than, the Base Index, the Company shall effect such payment of principal or interest, computed on the basis of the Base Index.

1.15.5.	Principal And Interest Payments Of The Notes

Any payment on account of the principal and/or the interest, respectively, shall be paid to whomsoever shall be registered in the Register as the Noteholder at the end of the 8th of August or at the end of the 8th of February, immediately prior to the payment date of said payment, with the exception of the last payment which shall be made against the delivery of the Note Certificates to the Company, at the Company's registered offices and/or at any other place in respect of which the Company shall provide notice, not later than five Business Days prior to the date determined for the remittance of the last payment.

Payments on account of the Principal and Interest shall be effected subject to the linkage terms, as set out in subsection 1.15.4 above.

Wherever the date of making a payment on account of the Principal and/or the interest shall fall on a day which is not a Business Day, the payment date of said payment shall be deferred to the first Business Day thereafter, and no interest shall be borne in respect of the deferment of said payment.

Any payment on account of the Principal and/or the interest, which shall be paid with a delay exceeding three Business Days from the date determined for the payment thereof, for reasons dependent on the Company, shall bear interest for delay, as defined below, commencing from the date determined for the payment thereof to the date of actual payment thereof. For this purpose, the rate of interest for delay shall be the interest rate which is the higher of: (i) the Interest Rate on the Notes as stated in subsection 1.15.3 above, plus 3%; or (ii) the Prime interest rate plus 3%, all on an annual basis. The Company shall notify, by way of an immediate report, two trading days prior to the actual payment day, of the interest rate, which includes the rate of interest for delay. It shall be clarified that nothing in the payment of the arrears interest shall derogate from the right to declare the Notes immediately due and payable pursuant to the terms set out in subsection 1.18.3 below.

Each payment due from the Company, in respect of the Notes, shall be subject to a deduction of tax at source, insofar as the Company is required by law to make such deduction.

The payment to the Entitled Noteholder shall be made by check or by bank transfer, in favor of the bank account the details of which shall be submitted in writing to the Company, beforehand, by the Entitled Noteholder, in accordance with that stated below. Should the Company be unable, for any reason which is beyond the Company's control, to pay any amount to the Noteholder entitled thereto, it shall deposit this amount with the Trustee as stated in subsection 1.17.1 below.

If the Noteholder entitled to payment did not submit, beforehand, to the Company, the details of the bank account for the crediting thereof by bank transfer, as stated, the Company shall send a check by registered mail to his last address registered in the Register. The sending of the check to the Entitled Noteholder by registered mail, as stated, shall be deemed, for all intents and purposes, to be payment of the amount specified therein, on the date of the dispatch thereof by mail, provided that it was cashed upon due presentation thereof for collection.

A Noteholder wishing to provide notice of the bank account details for the crediting thereof with the payments, under the Notes, as stated, or who wishes to change said bank account details or his instructions with regard to the manner of payment, may do so by providing written notice, which shall be sent to the Company by registered mail; however, the Company shall comply with the instruction only if it reached its registered offices at least ten days prior to the date designated for the remittance of any payment under the Note. Should the notice be received by the Company in delay, the Company shall act pursuant thereto solely with regard to those payments whose payment date shall fall after the payment date close to the date of receipt of the notice.

1.15.6.	Securing The Notes

The Notes are not secured by means of any lien.

The Company may encumber all or any of its property, by means of any encumbrance and in any fashion whatsoever, in favor of any third party whatsoever, without having to obtain any approval from the Trustee and/or the Noteholders.

1.16.	Description of the Series B Notes

1.16.1.	General

The Series B Notes (hereinafter in this subsection 1.16: “Series B Notes” or the “Notes” were issued pursuant to the resolution of the Company’s board of directors, dated August 22, 2006, in accordance with the Trust Deed between the Company on the one hand, and Aurora Fidelity Trust Company Ltd. (hereinafter: the “Trustee”) on the other hand, dated February 21, 2006, as amended on August 23, 2006 (hereinafter: the “Trust Deed”).

Below is a description of the principal terms of Series B Notes.

1.16.2.	Principal

Subject to the other terms of the Notes, the Company will settle the original principal of the Notes in 10 equal, semi-annual installments, on August 20 and February 20 of each of the years 2009 to 2014, inclusive (the first installment to be effected on August 20, 2009 and the last installment to be effected on February 20, 2014). The balance of the unsettled principal will be linked to the representative rate of the US dollar, in accordance with the linkage terms set out in subsection 1.16.4 below.

1.16.3.	Interest

The unsettled balance of the principal of the Series B Notes will bear variable annual interest at the Libor interest rate, plus 2.65% (hereinafter: the “Interest Rate”). The Interest will be linked to the representative rate of the US dollar, in accordance with the linkage terms as aforesaid in subsection 1.16.4 below. The Company will give notice, on the first day of each Interest Period, as defined below (i.e., On August 21 and on February 21 of each of the years 2006 to 2014) of the Interest Rate for the Interest Period commencing on such date.

In this context:

“Libor Interest” - Annual interest at a varying rate on the basis of the Libor interest for six-month dollar deposits on the inter-banking market in London, as quoted on the Telerate news service page 3750 at 11:00 a.m. (London time), two overseas business days prior to the beginning of any Interest Period. If at any time the interest established as aforesaid is not published on the Telerate news service page 3750, the interest shall be established in accordance with the publication of another recognized news service or, subject to the Trustee’s approval, in accordance with any other publication which, at the Company’s discretion, constitutes an appropriate substitute for such publication.

“Overseas Business Day” - A day on which most of the banks in London are open for transactions.

The interest will be paid on August 20 and February 20 for the six months ending on the date of each such installment (hereinafter: the “Interest Period”) as of August 20 to February 20, 2014, on the unsettled balance, from time to time, of the amount of the principal at such Interest Period. Subject to all other terms of the Notes, the Company shall pay the Interest, as aforesaid, to the then registered owner of the Notes in the Register at the end of August 8 or February 8 of each year, that fall immediately before the due date of such installment, respectively.

The first interest payment was effected on August 20 2006 for the period which commenced on February 23, 2006 and ended on August 20, 2006. The Interest Rate for this period totaled 3.722%. (Namely: 7.59% in annual terms).

The last interest installment will be effected on February 20, 2014, together with the last payment on account of the principal, against the return of the Notes Certificates to the Company.

1.16.4.	Linkage Terms Of The Principal And Interest

The Principal and Interest, as aforesaid, shall be linked to the representative rate of the US dollar, as follows:

Should it transpire, on the date of any payment on account of the Principal and/or the Interest of the Notes, that the Payment Rate has changed vis-à-vis the Base Rate, then the Company shall make said payment of the Principal and/or Interest, increased or decreased pro rata to the rate of the change in the Payment Rate vis-à-vis the Base Rate.

“Dollar” - US Dollar.

“Known Rate” - The representative rate of the Dollar in NIS on a given date, as established by the Bank of Israel, prior to such date, provided that during a period in which the Bank of Israel does not establish a representative rate, the Known Rate shall be the rate last established by the Minister of Finance, together with the Governor of the Bank of Israel, for government Notes, linked to the Dollar rate.

“Base Rate” - The rate known on February 23, 2006 (namely, NIS4.725 per US dollar).

“Payment Rate” - The rate known on the due date of any payment on account of the Principal and/or Interest.

1.16.5.	Principal And Interest Payments Of The Notes

Any payment on account of the principal and/or the interest, respectively, shall be paid to whomsoever shall be registered in the Register as the Noteholder at the end of the 8th of August or at the end of the 8th of February, immediately prior to the payment date of said payment, with the exception of the last payment which shall be made against the delivery of the Note Certificates to the Company, at the Company's registered offices and/or at any other place in respect of which the Company shall provide notice, not later than five Business Days prior to the date determined for the remittance of the last payment.

Payments on account of the Principal and Interest shall be effected subject to the linkage terms as set out in subsection 1.16.4 above.

Wherever the date of making a payment on account of the Principal and/or the interest shall fall on a day which is not a Business Day, the payment date of said payment shall be deferred to the first Business Day thereafter, and no interest shall be borne in respect of the deferment of said payment.

Any payment on account of the Principal and/or the interest, which shall be paid with a delay exceeding three Business Days from the date determined for the payment thereof, for reasons dependent on the Company, shall bear interest for delay as defined below, commencing from the date determined for the payment thereof to the date of actual payment thereof. For this purpose, the rate of interest for delay shall be the interest rate which is the higher of: (i) the Interest Rate on the Notes as stated in subsection 1.16.3 above, as applicable on such date, plus 2%; or (ii) the Libor interest rate plus 4%, all on an annual basis. The Company shall notify the Stock Exchange, by way of an immediate report, two trading days prior to the actual payment day, of the interest rate, which includes the rate of interest for delay. It shall be clarified that nothing in the payment of the arrears interest shall derogate from the right to declare the Notes immediately due and payable, pursuant to the terms set out in subsection 1.18.3 below.

Each payment due from the Company, in respect of the Notes, shall be subject to a deduction of tax at source, insofar as the Company is required by law to make such deduction.

The payment to the Entitled Noteholder shall be made by check or by bank transfer in favor of the bank account the details of which shall be submitted in writing to the Company beforehand by the Entitled Noteholder, in accordance with that stated below. Should the Company be unable, for any reason which is beyond the Company's control, to pay any amount to the Noteholder entitled thereto, it shall deposit this amount with the Trustee as stated in subsection 1.17.1 below.

If the Noteholder entitled to payment did not submit, beforehand, to the Company, the details of the bank account for the crediting thereof by bank transfer, as stated, the Company shall send a check by registered mail to his last address registered in the Register. The sending of the check to the Entitled Noteholder, by registered mail, as stated, shall be deemed, for all intents and purposes, to be payment of the amount specified therein, on the date of the dispatch thereof by mail, provided that it was cashed upon due presentation thereof for collection.

A Noteholder wishing to provide notice of the bank account details for the crediting thereof with the payments under the Notes, as stated, or who wishes to change said bank account details or his instructions with regard to the manner of payment, may do so by providing written notice, which shall be sent to the Company by registered mail; however, the Company shall comply with the instruction only if it reached its registered offices at least ten days prior to the date designated for the remittance of any payment under the Note. Should the notice be received by the Company in delay, the Company shall act pursuant thereto solely with regard to those payments the payment date of which shall fall after the payment date close to the date of receipt of the notice.

1.16.6.	Securing The Notes

The Notes are not secured by means of any lien.

The Company may encumber all or any of its property, by means of any encumbrance and in any fashion whatsoever, in favor of any third party whatsoever, without having to obtain any approval from the Trustee and/or the Noteholders.

1.17.	Terms of the Notes

Below is a breakdown of the highlights of the provisions determined with respect to each of the Series A Notes, Series B Notes and Series C Notes (hereinafter, jointly: the “Notes”), separately:

1.17.1.	Failure To Pay For A Reason Beyond The Company’s Control

Any sum payable to a Noteholder which is has not been actually paid on the date designated for payment for any reason beyond the Company’s control, while the Company was willing to pay same, shall cease to bear interest and linkage differentials as of the date designated for payment thereof, while the Noteholder shall be entitled only to such payments as he would have been entitled to on the date designated for payment of such installment, on account of the principal, interest and linkage differentials.

The Company shall deposit, with the Trustee, the sum of the installment not paid in a timely fashion, as set out above, not later than fifteen (15) business days as of the date designated for such installment, and shall give notice of such deposit, and such deposit shall be deemed to be the settlement of such installment, and, in the event of settlement of everything owing for the Note, also as redemption of the Note.

The Trustee will invest, in trust accounts in its name and to its order, all funds which are transferred to the Trustee as aforesaid, in accounts of one of the five (5) leading banks in Israel, in its name or for its benefit, in such investments as the laws of the State of Israel allow to invest trust funds, as its deems fit, all subject to the terms of the Trust Deed, provided that any investment in securities shall be in such securities as have been rated by a rating company approved by the Commissioner of the Capital Market with identical rating to that of the Notes on the date of the execution of the Trust Deeds. In the event that the Trustee acts as aforesaid, it shall only owe to those eligible for such amounts, the consideration received from the realization of the investments, less the expenses related to the said investment and to the management of the trust accounts, as well as the charges, and less the obligatory payment applicable to the trust account. From such funds, the Trustee shall transfer, to the Noteholders, the sums to which they are entitled, as soon as practicable after proof and confirmations are presented, to the Trustee, of their entitlement to such amounts, to the Trustee’s full satisfaction, and less its expenses. The Trustee’s fee shall be at such rate as is then acceptable to it.

The Trustee shall hold such funds and shall invest them in the said manner, up to the end of one year from the final settlement date of the Notes. After such date, the Trustee shall transfer, to the Company, such amounts as are set out above, including profits arising from their investment less its expenses, to the extent remaining in its possession on such date. The Company shall hold such amounts in trust for such Noteholders as are entitled to such sums, and in respect of the sums transferred to it by the Trustee as aforesaid the provisions set out above shall apply to it, mutatis mutandis.

The Company shall confirm to the Trustee, in writing, the holding of the amounts and the receipt thereof on behalf of the Noteholders, and shall indemnify the Trustee for any claim and/or expense and/or damage of any type whatsoever incurred by it in the wake of, and due to, the transfer of the funds as aforesaid, unless the Trustee has acted negligently.

The Company shall hold such funds in trust on behalf of the Noteholders entitled thereto for six (6) additional years from the date of the transfer thereof by the Trustee. Funds not demanded from the Company by a Noteholder up to the lapse of seven (7) years from the date of the final settlement date of the Notes, shall be transferred to the Company, and the Company shall be entitled to use the remaining funds for any purpose whatsoever.

1.17.2.	Noteholders’ Register

The Company shall keep and maintain, at its registered office, a Noteholders’ Register, in which the names of the Noteholders shall be recorded, as well as their addresses, and the number and par value of the Notes registered in their names. Furthermore, any transfer of ownership in the Notes shall be recorded in the Noteholders’ Register. The Trustee and any Noteholder may, at any reasonable time, peruse such Register. The Company may close the Register from time to time for such period or periods as shall not exceed, cumulatively, 30 days per annum.

The company shall not be obligated to record, in the Register, any notice as to express, implied or estimated trust, or pledge or lien of any nature whatsoever or any equitable right, claim or offset or any other right whatsoever, with respect to the Notes. The Company shall only recognize the ownership of the person in whose name the Notes were registered, provided that his legal heirs, administrators of estate or executors of the will of the registered owner and any person entitled to the Notes in the wake of the bankruptcy of any registered owner (and, in the case of a corporation - in the wake of the dissolution thereof), may be registered as their owner, after presenting proof which, at the Company’s discretion, is sufficient to prove his right to be registered as the owner thereof.

1.17.3.	Transfer of Notes

The Notes are transferable with regard to any par value amount, provided that it shall be in whole New Israel Shekels. Any transfer of the Notes shall be made pursuant to a deed of transfer drawn up as per the standard draft for a share transfer, duly signed by the registered holder or his legal representatives, and also by the transferee or his legal representatives, which shall be submitted to the Company at its registered offices, together with the certificates of the Notes being transferred pursuant thereto, and any other proof that shall be required by the Company for the purpose of proving the transferor's right to transfer same.

The transfer of Notes shall be made by the signing by the transferor and the transferee of a share transfer deed, as per such draft that is acceptable to the Company, together with a witness to the signature of each one of them. The Note transfer deed shall be submitted to the Company during normal working hours.

In the event of the transfer of only part of the unpaid specified principal amount of the Notes in the Certificate, the Certificate shall first be split, pursuant to the provisions of subsection 1.17.4 below, into the number of Note Certificates as required as a consequence thereof, in such a manner that the total of all the principal amounts specified therein shall be equal to the specified principal amount of said Note Certificate.

After fulfillment of all these terms, the transfer shall be entered into the Register.

All of the expenses and commissions entailed in the transfer shall apply to the entity requesting the transfer.

1.17.4.	Split Of Notes

Any Note Certificate may be split into a number of Note Certificates, where the total of all the principal amounts specified therein, shall be equal to the specified principal amount of the Certificate the split of which was requested.

The split of a Note Certificate, as stated, shall be done upon a requisition for the split, signed by the Noteholder in the Certificate or by his legal representatives, which shall be submitted to the Company at its registered offices, together with the Note Certificate the split of which was requested.

The splitting shall be effected within 30 days from the end of the month in which the certificate was delivered to the Company’s registered office. The new Notes certificates to be issued, in the wake of the splitting, shall each be for a par value amount in whole New Shekels.

All expenses relating to the splitting, including Stamp Duty and other levies, if any, shall apply to the holder seeking the splitting.

1.17.5.	Early Redemption At The Initiative Of The Stock Exchange

Should it be decided by the Stock Exchange to delist the Notes in circulation, because the value of the public's holdings of the Notes was less than the amount set forth in the directives of the Stock Exchange regarding the delisting of notes, the Company shall set the redemption date on which the Noteholder shall be entitled to redeem the Notes, and the Company shall act for this purpose as follows:

1.17.5.1.
Within 45 days from the date of the decision of the Board of Directors of the Stock Exchange regarding said delisting, the Company shall provide notice of an early redemption date on which the Noteholder shall be entitled to redeem the Notes. The Company shall pay, to the Noteholder, the principal, together with linkage differentials and interest pursuant to the terms of the Note, which had accrued by the date of the actual redemption. The notice of the early redemption date shall be published in two daily newspapers which are widely circulated in Israel in Hebrew and shall be sent in writing, by registered mail, to all of the Noteholders at that time.

1.17.5.2.
The early redemption date shall fall due not prior to 17 days from the date of the publication of the notice and not later than 45 days from said date; but not in the period between the effective date for payment of interest and the date of the actual payment thereof.

1.17.5.3.
On the early redemption date, the Company shall redeem the Notes whose holders had requested redemption thereof, according to the par value thereof together with the linkage differentials and interest accrued on the principal up to the actual redemption date. (The calculation of the interest for part of a year shall be made on the basis of 365 days per year).

1.17.5.4.
The determination of the early redemption date, as stated above, shall not have an adverse effect on the redemption rights set forth in the Notes for any of the Noteholders who shall not redeem them on the early redemption date as stated above; however, the Notes shall be delisted from trading, and they shall be subject, inter alia, to the tax implications arising there from.

1.17.5.5.
Early redemption of the Notes, as stated above, shall not confer on any of the Noteholders, who shall redeem the Notes, as stated, the right to payment of interest in respect of the period after the actual redemption date.

1.17.6.	Purchase Of Notes By The Company Or By A Subsidiary of the Company

The Company reserves the right to acquire, at any time, Notes of the Series Notes at any price it deems fit, without prejudice to the duty to settle the Notes held by others, except for the Company.

The Notes to be purchased by the Company shall be cancelled and delisted from trading on the Stock Exchange, and the Company shall not be entitled to re-issue them.

The Company’s subsidiary may acquire and/or sell Notes of the Series Notes, from time to time, either on the Stock Exchange or off-floor, including by means of an issue by the Company. The Notes to be held, as aforesaid, by a subsidiary, will be deemed to be an asset of the subsidiary, they will not be delisted from trading on the Stock Exchange, and will be transferable similar to the other Series A Notes. The votes to which such subsidiaries will be entitled, by virtue of its holdings in the Notes, will not be counted for the purpose of determining the existence of a quorum at general meetings of Noteholders, and the Noteholders held by the subsidiary will not confer on it voting rights at such general meetings, so long as the Notes are held by such subsidiary.

Nothing in the foregoing in this section 1.17.6, per se, shall bind the Company and/or the Company’s subsidiary and/or the Noteholders, to acquire Notes or sell the Notes in their possession.

1.17.7.	Grade of the Notes

The Notes shall be equal, pari passu, inter se, without any preference or priority of one over the other.

1.17.8.	Replacement of Note Certificates

Should a Note Certificate be defaced, lost or destroyed, the Company shall be entitled to issue, in place thereof, a new Note Certificate, upon the same terms with regard to proof, indemnity and covering of the expenses that were caused to the Company for the purpose of clarifying the right of ownership of the Notes, as the Company shall deem fit, provided that in the event of defacement, the defaced Note Certificate shall be returned to the Company prior to the issuance of the new certificate. Stamp tax and other levies, as well as other expenses entailed in the issuance of the new certificate, shall apply to the entity requesting said certificate.

1.17.9.	Increase in a Series

The Company may issue at any time and from time to time, without the approval of either the Noteholders or the Trustee, including to the Company’s subsidiary, pursuant to the provisions of any law, additional Notes with identical terms to those of the Notes, at such price and in such a manner as the Company shall deem fit (concerning an increase in a series for which a discount rate will be computed, if any, and the tax implications in respect thereof, see subsection 1.21 below). Subject to the foregoing, the provisions of the Trust Deed, with respect to such series, will also apply to all such additional Notes of the same series to be issued by the Company and they shall be deemed, as of the date of issuance thereof, as the Notes of the same series that were first issued. Notwithstanding the contents of the Trust Deed relevant to each series, additional issuance of Series A Notes or Series B Notes exceeding the scope rated by a rating company within the framework of these series (about NIS 640 M), as well as another issue of Series C Notes exceeding the scope rated by a rating company within the framework of Series C Notes (about NIS 470 M)1 (for details concerning the rating of each of the series see subsections 1.22 and 1.23 below), shall be effected subject to another rating of a rating company and provided that another issue of Notes of each such series will not adversely affect the rating of the Notes of such series which were first issued under the Trust Deed, as shall be on such date. The Company shall obtain the Stock Exchange’s approval for such increase and shall publish an immediate report of any increase in any series of the Notes.

1.17.10.	Issue Of Additional Securities

The Company reserves the right to issue, at any time, without approval of the Trustee and/or the Noteholders, other Notes or Series Notes or other securities of any nature or type whatsoever, at such terms as the Company shall find fit, whether preferable, equal or inferior to the terms of the Notes.

1.17.11.	Notices

Any notice on behalf of the Company and/or the Trustee to Noteholders, shall be given through a notice to be published in two widely-circulated daily newspapers in the Hebrew language, and, at the Company’s discretion, also by means of forwarding the notice by registered mail, to the last address of the Noteholders recorded in the Register. In addition, the Company shall publish an immediate report and a report so published shall be deemed to have been delivered to the Noteholders on the date of publication thereof.

Copies of notices and invitations to be given by the Company to the Noteholders shall also be sent by it to the Trustee. It shall be clarified that such notices and invitations do not include ongoing accounts by the Company to the public.

Copies of notices and invitations to be given by the Trustee to the Noteholders shall also be sent by it to the Company.

Any notice or demand on behalf of the Trustee to the Company or on behalf of the Company to the Trustee may be given by means of a letter to be forwarded by registered mail to the address set out in the Deed, or to any other address of which one party gives written notice to the other, and any such notice or demand shall be deemed to have been received by its addressee within three business days from the date of dispatch thereof at the post office.

1.17.12.	General Provisions

Payments on account of the Principal and the interest are payable and transferable without taking into consideration any equity rights or any offsetting rights, or any right of counterclaim that exists or shall exist between the Company and a former holder, including the original holder of the Notes.

   ___________________________
1  As of the Prospectus Date, the scope of the Notes of all series issued and/or offered to the public under this Prospectus meets the raised amounts rated by Maalot and Midroog.

Any holder becoming entitled to the Notes as a consequence of bankruptcy or as a consequence of dissolution proceedings of a Noteholder, shall be entitled, as soon as he shall provide such proof as the Company shall demand of him, from time to time, to be registered in the Register as the holder of the Notes or, subject to the terms set forth above in such Certificate, to transfer same.

The Noteholders shall be entitled to exercise their rights pursuant to the Notes and the Trust Deed through the Trustee or pursuant to a resolution of the General Meeting of the Noteholders, in such manners as set forth in the Note and in the Trust Deed. Notwithstanding the foregoing, should the Trustee fail to act in accordance with the provisions of the Trust Deed and the Note, the Noteholders shall be entitled to exercise their rights pursuant to a resolution of the General Meeting.

1.17.13.	Receipts As Proof

Without derogating from any of the foregoing terms, a receipt signed by a holder of the Notes shall constitute proof of the full settlement of any payment specified in the receipt, which was made by the Company or by the Trustee, as the case may be, in respect of the Notes.

1.18.	Trust Deeds

On February 21, 2006 the Company entered into two separate Trust Deeds with Aurora Fidelity Trust Company Ltd. (hereinafter: the “Trustee”) with respect to each of the Series A and the Series B Notes, as amended on August 23, 2006 (hereinafter: the “Trust Deeds”). Furthermore, on August 23, 2006, the Company entered into a Trust Deed with the Trustee with respect to the Series C Notes offered under this Prospectus.

The Trustee’s address is 6, Harcoon St., Ramat Gan, Tel.: 03-7551590, Fax: 03-7510902, electronic mail: ishlevin@aurorafidelity.com. Contact person: Ms. Iris Shelvin.

It is hereby clarified, that each of the Trust Deeds executed by the Company with the Trustee is separate and independent of the other Trust Deeds executed by the Company with the Trustee.

The Trustee is a company limited by shares incorporated pursuant to the Companies Law, 5759 - 1999 (hereinafter: the “Companies Law”) the primary purpose of which is trust, satisfying the conditions provided in the Securities Law, 5728 - 1968, as to the fitness thereof to serve as trustee for holders of Notes of all series offered under this Prospectus.

The complete text of the Trust Deeds, including the appendixes thereto, are available at the Company’s registered offices and they may be perused on any business days during ordinary working hours, subject to prior coordination.

Below is a breakdown of the principal provisions laid down in each of the Trust Deeds with respect to each of the Series Notes separately. In the absence of express reference to one of the Series Notes set out in this subsection 1.19, the provisions shall apply with respect to each of the Series Notes separately.

1.18.1.	Pari Passu

The Notes shall be equal, pari passu, inter se, without any preference or priority of one over the other.

1.18.2.	Securities

The Notes are not secured by means of any lien.

The Company may encumber all or any of its property, by means of any encumbrance and in any fashion whatsoever, in favor of any third party whatsoever, without having to obtain any approval from the Trustee and/or the Noteholders.

1.18.3.	Right To Declare Immediately Due And Payable

1.18.3.1.
Subject to the provisions of section 1.18.3.2 below, the Trustee may declare all or any part of the unsettled balance of the Notes immediately due and payable, and shall be compelled to do so if so required by a special resolution adopted by the general meeting of the Noteholders, all upon the occurrence of one or more of the following:

(a)	Should the Company fail to settle any sum payable by it under the Notes, up to the end of seven (7) days from the due date thereof.

(b)
If a temporary liquidator has been appointed by a court or if a court has entered a temporary liquidation order with respect to the Company and such appointment or order is not cancelled up to the end of 45 days from its commencement date, or if the Company adopts a valid resolution of the winding up thereof (other than winding up for the purpose of a merger with another company and/or a change in the Company’s structure, provided that the Trustee is satisfied that the Noteholders’ rights are secured), or where a permanent liquidator has been appointed for the Company or if a final winding up order has been entered against it.

(1)
Upon the occurrence of any of the following, where the Trustee or a special resolution, adopted at a general meeting of the Noteholders, determine that same poses a risk to the rights of the Noteholders:

(2)	Lienholders on the Company’s property realize their liens on all, or on a substantial part of, the Company’s assets, at the Trustee’s discretion.

(3)	An attachment is imposed on substantial assets of the Company, at the Trustee’s discretion, and such lien is not removed up to the end of forty five (45) days from the date of the imposition thereof.

(4)
An act of execution is instituted against substantial assets of the Company, at the Trustee’s discretion, and such act is not cancelled up to the end of forty five (45) days from the date of the institution thereof.

(5)
A receiver is appointed to all and/or a substantial part of the Company’s assets, at the Trustee’s discretion, and such appointment is not cancelled up to the end of forty five (45) days from the commencement thereof.

(6)	The Company discontinues its installments and/or gives a notice of its intention to discontinue its installments and/or there is a material concern that it is liable to discontinue its installments and/or terminate its business and/or intends to terminate its business and/or where it is reasonable that it would terminate its business.

(7)
A motion for stay of proceedings is submitted against the Company under Section 350 of the Companies Law, is submitted to the court by a third party that is not the Company, and such motion is not cancelled within forty five (45) days from the commencement date thereof.

(8)
Should the Company violate or fail to comply with any material condition or obligations incorporated in this Notes and/or in this Deed, and the Trustee will deem same as prejudice to the rights of the Noteholders, and the Company has not fulfilled such condition within seven (7) days from the Date the Trustee has given it a written warning to that effect.

(9)	Another series of the Notes issued by the Company is declared due and payable.

(10)	All the Company’s securities are delisted from trading on the Stock Exchange and from trading on the NASDAQ concurrently.

1.18.3.2.	Notwithstanding the contents of subsection 1.18.3.1 above, the Trustee shall not declare the Notes immediately due and payable, unless the following conditions are satisfied:

(a)
The Trustee has given a prior written warning to the Company of its intention to act as aforesaid, and the Company failed to comply with the contents of such warning up to the end of fifteen (15) days from the date of receipt thereof. In the said warning the Company is required to cause the cancellation and/or termination of the occurrence, as set out in subsection 1.18.3.1 above, in connection with which the said warning was given. It shall be clarified that the warning period is counted after the lapse of the periods set out in subsection 1.18.3.1 (c) above.

(b)	The Trustee, at its reasonable discretion, believes that any delay in declaring the Company’s debt payable puts the rights of the Noteholders at risk.

(c)
Notwithstanding the contents of subsections 1.18.3.1 and 1.18.3.2 (a) above, should the Trustee find that a delay in declaring the Notes immediately due and payable, as set out in subsections 1.18.3.1 and 1.18.3.2 (a) above, will significantly jeopardize the rights of the Noteholders, the Trustee may bring forward each of the periods set out in subsections 1.18.3.1 and 1.18.3.2 (a) above, as it finds necessary, with a view to preventing the said jeopardy of the rights of the Noteholders, provided it gives written notice thereof to the Company and no response is received from the Company, to its satisfaction, within two (2) business days from the date of such warning.

1.18.3.3.	After the Notes are declared immediately due and payable as aforesaid, the Company shall perform, from time to time, and at any time it is required to do so by the Trustee, all the acts reasonably required to allow the exercise of all powers vested by the Trustee. Inter alia, it shall cause the execution of all acts reasonably required, pursuant to the law, to validate the Trustee’s powers.

1.18.4.	Claims And Proceedings On The Part Of The Trustee

1.18.4.1.
The Trustee may, at any time after the Notes are declared due and payable, at its discretion and without giving another notice, adopt all such proceedings, including legal proceedings, as it deems fit, subject to the provisions of any law, to protect the rights of the Noteholders and implement the provisions of the Trust Deed and it may convene a special meeting of the Noteholders to this end. The Trustee shall be compelled to do so at the demand of the meeting of the Noteholders, adopted by a special resolution.

Nothing in the foregoing shall prejudice and/or derogate from the Trustee’s right to institute legal and/or other proceedings, either on its own initiative or at the demand of the meeting of the Noteholders, adopted by a special resolution, even if the Notes have not been declared immediately due and payable, all with a view to protecting the Noteholders and subject to the provisions of any law.

1.18.4.2.
The Trustee may, before resorting to such proceedings, convene a general meeting of the Noteholders, to determine, in a special resolution, the type of proceedings to be adopted to exercise their rights under the Trust Deed and the Notes. The Trustee may further reconvene general meetings of the Noteholders, for the purpose of receiving orders in respect of the conducting of such proceedings. In such cases, the Trustee shall act without delay and on the first practicable and reasonable date.

1.18.4.3.
Subject to the provisions of the Trust Deed, the Trustee may, but shall not be obligated to, convene a general meeting of the Noteholders at any time, with a view to discussing and/or receiving its instructions on any matter pertaining to the Trust Deed, provided that the convening of the meeting shall be carried out by the Trustee, in such cases, without any delay and on the first practicable and reasonable date.

1.18.4.4.
The Trustee may, but shall not be obligated to, at its sole discretion, withhold any action on its part under the Trust Deed, for the purpose of an application to the general meeting of the Noteholders and/or the court, until such time as it receives instructions from the general meeting of the Noteholders and/or instructions from the court on how to proceed. The application to the general meeting of the Noteholders and/or to the court will be effected, in such cases, without delay and on the first practicable and reasonable date.

1.18.4.5.
Subject to the provisions of subsection 1.18.4.6 below, the Trustee shall be obligated to act as set out in subsection 1.18.4.1 above, should it be so required by a special resolution adopted at the general meeting of the Noteholders, unless it finds that, under the circumstances, it is not just and/or reasonable to do so and it has applied to the pertinent court for respective instructions on the first reasonable date.

1.18.4.6.
The Trustee shall be entitled to indemnification from the Noteholders and/or the Company for reasonable expenses incurred and/or to be incurred by it, as the case may be, with respect to actions carried out and/or to be carried out by it, by virtue of its duties under the terms of the Trust Deed and/or under law and/or pursuant to instructions of a competent authority and/or any law and/or at the demand pursuant to any resolution adopted at a general meeting of the Noteholders and/or the Company. Notwithstanding the foregoing, it is hereby clarified and agreed that the Company shall not indemnify the Trustee for expenses incurred and/or to be incurred by it, with respect to actions carried out and/or to be carried out at the demand of the Noteholders for any reason whatsoever, and the Noteholders shall not indemnify the Trustee for expenses incurred and/or to be incurred by it with respect to actions carried out and/or to be carried out by it at the Company’s demand. for any reason whatsoever. The right to indemnification. set out in this subsection 1.18.4.6. shall apply upon the following conditions:

(a)	The expenses are reasonable.

(b)	The Trustee has acted in good faith, has not been negligent and such act was performed in its capacity as trustee.

(c)	The Trustee may not demand indemnification in advance for its expenses in connection with a pressing matter.

1.18.4.7.
Subject to the provisions of subsection 1.18.4.6 above, the Trustee may refrain from adopting any measure as aforesaid in subsection 1.18.4.6 above, until such time as it receives, to its satisfaction, an indemnity letter from all or part of the Noteholders, as the case may be, in connection with any liability for damages and/or expenses liable to be caused to the Trustee and the Company or to any one of them, due to the carrying out of such actions, other than in circumstances where a pressing action is required, and where refraining from the performance thereof up to the receipt of the indemnify letter as aforesaid, shall cause damage and/or loss to the Noteholders.

1.18.4.8.
To remove any doubts, it is hereby clarified, that nothing in any of the aforesaid provisions shall prejudice and/or derogate from the Trustee’s right, which is hereby vested in it, to apply, at its exclusive discretion, to legal instances, also before the Notes are declared due and payable, for the purpose of obtaining any order concerning the affairs of the Trust.

1.18.5.	Receipts Held In Trust

All receipts collected by the Trustee in consequence of declaring the Notes immediately due and payable, including receipts arising from proceedings instituted by it, if any, against the Company, shall be held by the Trustee in trust and it shall use same for such purposes and according to such priorities as follows:

First, for settlement of all expenses, payments, levies and obligations incurred by the Trustee, imposed on it, or caused in the course, or in consequence of, acts in implementation of the trust or otherwise with respect to the terms of the Trust Deed, including its fee (but without derogating from the Company’s undertakings to pay the Trustee’s fee as set out in the Trust Deed). Second - to pay, to the Noteholders, the arrears interest due to them and subject to the linkage terms under the Notes pari passu and pro rata to the sums payable to each of them, without preference or priority with respect to any of them, and without any preference as to the time priority of the issuance of the Notes by the Company or otherwise; third - to make, to the Noteholders, such payments on account of the principal, as are owing to them under the Notes held by them pari passu, and subject to the linkage terms under the Notes, all whether or not the due date has come for settlement of any installment on account of the principal as aforesaid, pro rata to the sums owing to them, without any preference as to the time priority of the issuance of the Notes by the Company or otherwise. The surplus, if any, shall be paid by the Trustee to the Company or its successors, as the case may be. Tax will be withheld from the payments to the Noteholders to the extent such should be deducted under any law.

1.18.6.	Revisions, Waiver and Settlement in the Trust Deed

Subject to the provisions of the Securities Law, 5728 - 1968, and the regulations enacted there under, the Trustee may, from time to time, and at any time, or in any other event, if he is satisfied that same does not amount to material injury to the rights of the Noteholders, waive any failure to fulfill any of the terms of the Notes or the Trust Deed on the part of the Company, provided that they do not refer to the terms of payment of the Notes and the grounds for the declaration as immediately due and payable, and/or reports that the Company is to deliver to the Trustee, pursuant to the provisions of the Trust Deed.

Subject to the provisions of the Law and the regulations enacted there under, and with the prior approval, by a special resolution, to be adopted at the general meeting of the Noteholders, at which the holders were present in person, or by proxy, at least fifty percent (50%) of the par value of the unsettled balance of the principal of the Notes, or at an adjourned meeting, at which the holders were present in person or by proxy, at least twenty percent (20%) of such balance, the Trustee may, either before or after the principal of the Notes becomes due, settle with the Company with respect to any right or claim of all or any of the Noteholders and reach any arrangement in respect of their rights with the Company, including waiver of any of his rights or claims and/or those of all or any of the Noteholders, vis-à-vis the Company.

Subject to the provisions of the Law, the Company and the Trustee may, either before or after the principal of the Notes becomes due, revise the Trust Deed and/or the terms of the Notes, on the occurrence of one of the following:

1.18.6.1.
The Trustee has been satisfied that the change does not materially adversely affect the rights of the Noteholders, other than revisions referring to the terms of payment of the Notes, the grounds for declaration as immediately due and payable, and/or reports to be submitted by the Company, to the Trustee, pursuant to the provisions of the Trust Deed.

1.18.6.2.
The proposed revision has been approved, by a special resolution adopted at the general meeting of the Noteholders, at which the holders were present in person or by proxy of at least fifty percent (50%) of the par value of the unsettled balance of the principal of the Notes, or at an adjourned meeting, at which the holders were present in person or by their attorneys of at least twenty percent (20%) of such balance.

The Company shall give notice to Noteholders of any such change, as soon as practicable after the implementation thereof.

In any event of exercise of the Trustee’s right under this section, the Trustee may demand, from the Noteholders, to deliver the Notes certificates to it or to the Company, for the purpose of entering a note therein as to any compromise, waiver, revision or amendment as aforesaid, and at the Trustee’s demand, the Company shall enter such a note. In any event of the use of the Trustee’s right under this section, it shall give a written notice thereof to the Noteholders, within a reasonable period of time.

1.18.7.	General Meetings

1.18.7.1.
The Trustee or the Company may invite the Noteholders to a Noteholders' meeting. If the Company convenes such a meeting, it is required to immediately send notice, in writing, to the Trustee regarding the venue, the date and the time at which the meeting will be held and of the matters to be raised for discussion thereat.

When holding a meeting of Noteholders, the Trustee shall examine the existence of conflict of interests among the Noteholders under the circumstances. The Company and the Trustee shall act to convene class meetings of Noteholders pursuant to the provisions of any law, case law, the provisions of the Securities Law and the regulations and guidelines to be enacted there under.

The Company shall be required to convene such a meeting, upon the written requisition of the Trustee or of the holders of at least ten percent (10%) of the par value of the unpaid balance of the principal of all the Notes that shall be issued pursuant to the Trust Deed. The Trustee shall be required to convene such a meeting, upon the written requisition of the holders of at least ten percent (10%) of the par value of the unpaid balance of the principal of all the Notes that shall be issued pursuant to the Trust Deed. In the event that the requisitioners of the meeting are the Noteholders, the Company and/or the Trustee, as the case may be, shall be entitled to demand, from the requisitioners, indemnification for the reasonable expenses entailed therein.

1.18.7.2.
In respect of each Noteholders' meeting, advance notice of at least 14 days shall be given to the Noteholders and to the Trustee, which shall specify the venue, the date and the time of the meeting, and which shall also specify, in a general manner, the issues to be discussed at the meeting. Should the meeting be convened for the purpose of passing a special resolution, advance notice of at least 21 days shall be given, and the notice shall specify, in addition to that stated above, the proposed text of the special resolution. In the event of the convening of the meeting by the Trustee, such notice shall also be given to the Company.

The Trustee may shorten the period of time for the provision of advance notices, should the Trustee believe that the deferment of the convening of the meeting could have an adverse effect on the Noteholders' rights.

1.18.7.3.
Any notice on behalf of the Company and/or the Trustee to Noteholders, shall be given through a notice to be published in two widely-circulated daily newspapers in the Hebrew language, and, at the Company’s discretion, also by means of forwarding the notice by registered mail, to the last address of the Noteholders recorded in the Register. In addition, an immediate report shall be published, and a report so published shall be deemed to have been delivered to the Noteholders on the date of publication thereof.

1.18.7.4.
No resolution shall be disqualified which was duly passed at a meeting convened as stated above, if, in error, notice thereof was not given to the holders of at least ten percent (10%) of the par value of the unpaid balance of the principal of all the Notes that shall be issued pursuant to the Trust Deed, or if such notice was not received by said holders.

1.18.7.5.
The chairman of the meeting shall be the person appointed by the Trustee. Should the Trustee not appoint a chairman as stated, or should the person appointed by the Trustee as stated be absent from the meeting, the Noteholders who are present (or their proxies) shall elect a chairman from among their numbers. The Noteholders' meeting shall commence after it shall be proven that a quorum, as required for the commencement of the discussion, exists.

1.18.7.6.
(a) Subject to the quorum required for the dismissal of the Trustee pursuant to law, at the Noteholders' meetings, with the exception of that stated in section 6(e) below, a quorum shall be constituted by the presence of at least two Noteholders who are present, either in person or in proxy, and who hold, or jointly represent, at least ten percent (10%) of the par value of the unpaid balance of the principal of all the Notes that shall be issued, pursuant to the Trust Deed, at that time.

(b) If, within half an hour from the time designated for the commencement of such a meeting, there shall be no quorum as stated, the meeting shall be adjourned to the same day of the following week, at the same venue and at the same time (without any additional notice being necessary) and should this day not be a Business Day - to the next subsequent Business Day (without any additional notice being necessary), or to such other date, venue and time as the entity convening the meeting shall determine, provided that the convening entity shall provide notice of seven (7) days in advance, at least, of the holding of said adjourned meeting, in the same manner in which it gave the notice of the holding of the original meeting, and it shall note that should there be no quorum at the adjourned meeting, as stated above, the quorum shall be two Noteholders who are present, either in person or in proxy, without taking into consideration the par value of the Notes which they hold. Such notice may also be given in the notice pursuant to which the adjourned meeting was called.

(c) Should there be no quorum at the meeting adjourned as stated above, two Noteholders who are present, either in person or in proxy, and who hold any amount whatsoever of Notes, shall constitute the quorum.

(d) With the consent of the holders of the majority of the par value of the unpaid balance of the principal of all the Notes that shall be issued pursuant to the Trust Deed, who are present at a meeting, either in person or in proxy, at which a quorum exists, the Chairman may, and at the request of the meeting, is obligated to, defer the continuation of the meeting, from time to time, and from place to place, as the meeting shall decide. Should the continuation of the meeting be deferred by ten days or more, notice shall be given of the continued meeting in the same manner that notice was given of the first meeting. With the exception of the foregoing, the Noteholders shall not be entitled to receive any notice of a continued meeting and/or of the matters to be discussed by the continued meeting. No matters shall be discussed at the continued meeting other than those matters which could have been discussed at the meeting at which the deferment was decided upon.

(e) At a meeting convened in order to pass any of the resolutions set forth below and also resolutions defined in the Trust Deed, including the appendixes thereto, as special resolutions (hereinafter: "Special Resolution"), a quorum shall be constituted by the presence, at the meeting, of the holders of at least fifty percent (50%) of the par value of the unpaid balance of the principal of all the Notes that shall be issued pursuant to the Trust Deed or at an adjourned meeting, at which the holders shall be present, either in person or in proxy, of at least ten percent (10%) of said balance:

(1) Any material amendment, modification or arrangement of the Noteholders' rights, whether these rights derive from the Notes,

  from the Trust Deed or otherwise, or any material compromise or waiver in connection with these rights;

(2) Any amendment to the provisions of the Trust Deed, which shall be published by the Company, and the authorization of the Trustee to sign any additional or new trust deed, for the purpose of making said amendment;

(3) The declaration of the Notes to be immediately due and payable;

The provisions of this subsection (e) shall apply subject to the provisions of the Trust Deeds. It is hereby clarified that, for the purpose of the presence of a quorum, the votes of Noteholders, which are subsidiaries of the Company, related companies of the Company and/or controlling shareholders of the Company shall not be taken into account, and Noteholders. which are subsidiaries of the Company, related companies of the Company and/or controlling shareholders of the Company. as aforesaid. shall not be entitled to vote at any General Meeting.

1.18.7.7.
(a) Noteholders are entitled to participate in. and vote at. any General Meeting by proxy. In any vote of Noteholders, the vote shall be held on a poll, so that each Noteholder or his proxy shall be entitled to one vote in respect of each NIS 1.00 par value of the unpaid principal balance of the Notes by virtue of which he is entitled to vote. In the event of joint holders, the only vote that shall be accepted is that of the holder who wishes to vote, either in person or by proxy, whose name appears first, out of the joint holders, in the Register.

(b) The Noteholder or his proxy may vote in respect of part of his votes for a particular proposed resolution; and in respect of another part of his votes, he may vote against it; and in respect of another part of his votes, he may abstain; all as he shall deem fit.

(c) The Trustee who shall take part in a meeting at the Company's invitation, shall participate without a voting right.

1.18.7.8.
(a) The majority required to pass an ordinary resolution of the General Meeting is a simple majority of the number of votes represented in the vote, voting for or against. The majority required to pass a Special Resolution at a meeting, as stated in subsection 1.18.7.6 (e) above, is a majority of not less than 75% of the number of votes represented in said vote, voting for or against.

(b)  A resolution to amend the Trust Deed shall be passed by Special Resolution, subject to the provisions of the Law.

(c) A declaration by the Chairman of the passing of a resolution or the rejection thereof, and entry to this effect in the minutes of the meeting, shall serve as conclusive evidence of this fact.

1.18.7.9.
(a) The instrument appointing a proxy shall be in writing and shall be signed by the appointer or by his proxy, who has due authorization, in writing. Should the appointer be a corporation, the appointment shall be made by authorization in writing, duly signed by the corporation, together with the approval, by an attorney, of the validity of the signature. A proxy need not be a Noteholder himself.

(b) The instrument of appointment and the power of attorney or any other certificate pursuant to which the instrument of appointment was signed, or an authenticated copy of such a power of attorney, shall be deposited at the Company's offices not less than 48 hours prior to the time of the meeting, in respect of which the power of attorney was given, unless determined otherwise in the notice convening the meeting.

(c) A vote conducted in accordance with the terms set forth in the instrument appointing a proxy, shall be valid even if, prior to the meeting, the appointer passed away or was declared to be incapacitated or the instrument of appointment was cancelled or the Note, in respect of which the vote was given, was transferred, unless notice, in writing, was received, at the Company's registered offices, prior to the time of the meeting, with regard to said death, declaration of incapacity, or cancellation or transfer, as the case may be.

(d) Any corporation which is the holder of a Note may, pursuant to duly signed authorization in writing, empower a person, as it shall deem fit, to act as its representative at any meeting of the Noteholders, and the person so empowered may act on behalf of the corporation which he represents.

1.18.7.10.
The Chairman of the meeting shall attend to the drawing up of minutes of all the discussions and resolutions at any General Meeting of the Noteholders, and to the keeping thereof in the Book of Minutes of the Noteholders' Meetings. All minutes signed by the Chairman of the meeting at which the resolutions were passed and the discussions were conducted, or by a chairman of the meeting held subsequent thereto, shall serve as proof of the matters entered therein, and until such time as the contrary is proven, any resolution passed at such a meeting shall be deemed to have been duly passed.

1.18.8.	Trustee’s Fee

Without prejudice to the rights for indemnification vested in the Trustee under the Law and/or the Company’s obligations under the Trust Deed, and subject to the contents of section 1.18.4.6 above, the Trustee, its attorney, manager, agent or other person appointed by the Trustee pursuant to the Trust Deed, shall be entitled to indemnification out of the funds received by the Trustee for the Noteholders, arising from the proceedings instituted by it and/or otherwise pursuant to the Trust Deed, with respect to reasonable obligations assumed by them, with respect to reasonable expenses incurred in the course of implementing the Trust under the Trust Deed, or with respect to such acts which, in their opinion, were required for such implementation and/or with respect to the exercise of powers and authorizations vested in the Trustee, pursuant to the Trust Deed and with respect to all sorts of legal proceedings, opinions of attorneys and other specialists, negotiations, discussions, expenses, claims and demands in connection with any law and/or matter made and/or omitted in any manner with respect to the above, and the Trustee may withhold the funds in its possession and pay, out of such funds, such amounts as are required for settlement of the indemnification. Notwithstanding the foregoing, the Trustee shall not be entitled to indemnification for such acts performed by it, unless where held in a conclusive judgment that the Trustee acted negligently.

1.18.9.	Replacement Of The Trustee And Expiry Of The Trustee’s Office

The provisions of the Law shall apply to the office of the Trustee and the expiry thereof and to the appointment of a new trustee.

The Trustee may resign from its office at any time it wishes to do so, after giving a written notice to the Company three (3) months in advance, specifying the reasons for the resignation. The Trustee’s resignation shall have no validity unless approved by a court, and only from the date designated therefor in the court’s approval, as aforesaid.

The Securities Authority may apply to the court to terminate the office of the Trustee, pursuant to Section 35.N. of the Securities Law.

The Trustee’s office shall terminate where it turns out that it is prevented from continuing in its office, in the wake of a change in the provisions of the Law, or the applicable law, in respect of capacity to serve as trustee. In such an event, a new Trustee shall be appointed, as proposed by the Company, in accordance with a resolution of the meeting of the Noteholders in a resolution to be adopted with the required majority, as set forth below.

The Company shall publish an immediate report of any such event with respect to the office of the Trustee and/or the termination thereof, as aforesaid.

Holders of ten percent (10%) of the par value of the unsettled balance of the principal of the Notes, may convene a general meeting of the Noteholders and it may decide, in accordance with the vote of holders of at least fifty percent (50%) of such balance, or their proxies, on the dismissal of the Trustee from its office.

In the event of expiry of the Trustee’s office, the court may appoint another Trustee, for such period and at such terms as it finds fit. The Trustee, whose office has expired, shall continue to serve in its office up to the appointment of another Trustee.

Each new Trustee shall have such powers, authorizations and other authorities as the Trustee whose office has expired, and it may act, in all respects, as if it has been appointed as Trustee from the outset.

Any appointment of a new Trustee, other than a trust company of a bank in Israel, put to the approval of the meeting of the Noteholders, shall require the Company to provide, on the date of the convening of the meeting, details of its equity and insurance arrangements with respect to the fulfillment of its capacity as trustee for the Noteholders.

If the Trustee’s office has expired and/or the Trustee has been dismissed from office, the Trustee shall not be entitled to payment of its fee as of the date of expiry of its office and/or dismissal from office. In the event of payment of an annual fee, the Trustee shall refund the fee paid for the months in which it has not served as Trustee for the Company.

1.18.10.	Reporting to the Trustee

The Company shall submit to the Trustee, so long as not all the Notes have been settled (included the linkage differentials related thereto):

1.18.10.1.	Audited financial statements of the Company for the fiscal year ended on December 31 of the previous year, immediately after the publication thereof by the Company.

1.18.10.2.	Any report with respect to interim financial results of the Company, immediately after the publication thereof by the Company.

1.18.10.3.
Any immediate report of the Company immediately after the publication thereof by the Company or any other report submitted by the Company to another stock exchange if the Company’s securities are traded on such stock exchange in the future.

1.18.10.4.
Approval of the Company’s auditor and/or the Company’s controller of effecting the interest payment and/or payment on account of the principal and the dates thereof to the Noteholders and the balance of the par value of the Notes in circulation, upon the Trustee’s written demand for such confirmation.

1.18.10.5.
To give the Trustee a notice of the occurrence of any of the events constituting a ground for declaration as immediately due and payable, as set out in subsection 1.18.3.1 above. The Trustee undertakes to give a notice to the Noteholders of any notice by the Company, as aforesaid.

1.18.10.6.
In the event that the Company stops reporting to the public, the Company undertakes to submit, to the Trustee, the reports set out in this subsection 1.18.10 above, in such form and on such dates as applied to the Company prior to the termination of the Company’s reporting duties, so long as the Notes have not been settled.

For the purpose of this subsection 1.17.10, the publication of the said reports in this subsection 1.18.10 above, on the Magna, shall be deemed as submission of the report to the Trustee.

1.19.	Institutional Investors

The Company received prior undertakings from institutional investors to purchase Units consisting of Series C and Series A Notes, which are offered to the public under this Prospectus. No “institutional stage” was held for receipt of prior undertakings from institutional investors to purchase Units of Series B Notes, which are offered to the public under this Prospectus.

Institutional Investors, as defined below, whose names are set out in the table in the section below (hereinafter: the “Institutional Investors”) in a prior commitment, undertook to submit Bids on the Tender Date for the purchase of 366,884 Units, constituting approx. 80% of the total Units comprising the Series C Notes and the Series A Notes offered to the public under this Prospectus, in such number and at such interest rate as specified in the table below.

Under the Stock Exchange guidelines, an “institutional investor” is one that undertook to purchase securities, from a public offering, at a monetary value of at least NIS 800,000, provided that it is one of the entities included in the Addendum under Section 15A(b)(1) of the Securities Law, or is a corporation as stated in Section 15A(b)(2) of the law.

In this subsection 1.19 “over-subscription” - is the ratio between the number of Units ordered at the Uniform Interest Rate and the number of Units offered to the public, less the number of the Units ordered at such interest rate as is lower than the Uniform Interest Rate.

Under the Stock Exchange guidelines, in the event of over-subscription, the allocation to the institutional investors shall be as follows:

1.19.1.
A.In the event that the over-subscription is up to 5 times the number of Units offered to the public, 100% of the number of Units which the institutional investor undertook to purchase, will be allocated to each institutional investor.

1.19.2.
B.In the event that the over-subscription exceeds 5 times the number of Units offered to the public, 50% of the number of Units which the institutional investor undertook to purchase will be allocated to each institutional investor.

In the event that the number of Units remaining for distribution is insufficient for allocation as aforesaid, then the number to be allocated to the institutional investor will be made on a pro rata basis, proportionate to the applications from the institutional investors, at such interest rate as has been determined.

In the event that there is no over-subscription, the orders of the institutional investors within the ambit of the issue will be deemed as being orders submitted by the public for the purpose of distribution of the securities to the subscribers.

Receipt of prior undertakings from the institutional investors, prior to the publication of this Prospectus, and the allocation to the institutional investors, were made pursuant to the principles provided in Section 3.C. in Chapter C of the Stock Exchange guidelines.

The Units will be allocated to the institutional investors at the Uniform Interest Rate.

An institutional investor may, on the date of the Tender, up to the closing of the list of subscriptions in the Tender, by written notice to be delivered to the Issue Coordinator, revise the Interest Rate stated by him in his undertaking, provided that the revised Interest Rate is lower than that stated in his order as set out in section 1.12.3 above.

Institutional investors may submit a bid for a number of units that exceeds that stated in their prior undertaking on the Tender Date; however, surplus units ordered will not be deemed as being orders of institutional investors in respect of the Prospectus, but as being bids submitted by the public.

Bids submitted by institutional investors shall be deemed as being bids submitted by the public for the purpose of determining the interest rate.

The consideration to be paid by the institutional investors will be transferred to the Issue Coordinator via members of the Stock Exchange, on the first business day after the Tender Date, by 12:30, and will be deposited by the Issue Coordinator in the Special Account.

The institutional investors may sell the securities comprising the units to be allocated to them, starting on the date of the listing thereof for trading on the Stock Exchange, and no blocking provisions will apply thereto.

The Company shall pay to the institutional investors a prior undertaking commission at the rate of 0.4% of the total immediate consideration actually received for the units respecting which the institutional investors undertook to submit bids. The Company shall further pay, to the Institutional Investors, a distribution commission at a rate of 0.1% of the total immediate consideration actually received for the units actually allocated to the Institutional Investors.

Below is a breakdown of the Institutional Investors, the number of Units that each of them undertook to subscribe for, within the framework of the Issue, and the interest rate stated in the bid of each such Institutional Investor:

Investor’s Name	No. Of Units	Interest Rate
Psagot Ofek Investment House Ltd.	2,500	5.20%
Pe’ilim - Investments Management Co. Ltd.	720	5.20%
Lahak Stock Portfolio	720	5.20%
Lahak Long Term CPI-Linked	720	5.20%
Lahak (E) Index Medium	1,800	5.20%
Lahak 10-90	720	5.20%
Spring Pension Fund Management Ltd.	780	5.20%
Employees’ Insurance Fund, Provident Fund and Pension Fund of the Histadrut	9,000	5.20%
Koor Industries Ltd.	720	5.20%
Pelephone Communication Ltd.	720	5.20%
Provident Fund for Employees of Haifa Municipality	720	5.20%
Yuvalim Provident & Severance Pay Funds	720	5.20%
Yuvalim Pension Fund	1,000	5.20%
Koor Tadiran Provident Fund Ltd. (Personal)	1,500	5.20%
Koor Tadiran Provident Fund Ltd. (Central)	720	5.20%
Modus Corporate Bonds	720	5.20%
Nostro Association	1,000	5.20%
Epsilon 70/30	800	5.20%
Epsilon Bonds General	4,000	5.20%
Gaon Provident Fund Ltd.	3,000	5.20%
Israel Land Development Insurance Company Ltd. - Nostro	895	5.20%
Israel Land Development Insurance Company Ltd. - Participating	895	5.20%
Tefahot Advanced Study Fund Ltd.	720	5.20%
Gmul Barak Investments Management Ltd.	3,000	5.20%
Rosario Capital Ltd.	2,686	5.20%
The New Makefet	1,500	5.20%
Emilia Underwriting Ltd.	720	5.20%
Sigma P.C.M. Investments (1992) Ltd.	1,800	5.20%
Magen Zahav Pension Fund For New Members	1,100	5.20%
Magen Pension Fund For Senior Members	1,200	5.20%
Ramco Dynamic Bonds	4,000	5.20%
Ramco Bonds	3,000	5.20%
Investments House (Mutual Trust Funds) Ltd.	4,000	5.20%

Investor’s Name	No. Of Units	Interest Rate
Direct I.D.I - Insurance Company	3,000	5.20%
Menorah Emda Mutual Funds Ltd.	14,730	5.20%
United Mizrahi Bank Ltd. - Provident Funds Sector	3,600	5.20%
Jerusalem (H) Shkalim Plus	3,000	5.20%
Jerusalem (P) Corporate Bonds	15,000	5.20%
Jerusalem (P) Bonds Plus	720	5.20%
Y.A.Z. Investments & Properties Ltd.	5,500	5.20%
Prisma Provident Funds Ltd.	2,700	5.20%
Analyst Flexible - Trust Fund	5,000	5.20%
Analyst Investments - Trust Fund	2,000	5.20%
Analyst Provident Funds and Advanced Study Funds	10,000	5.20%
Metavit - Reserves, Personally Adjusted Pension Fund	4,030	5.20%
Metavit - Reserves, Personally Adjusted Pension Fund	2,250	5.20%
Clal Insurance Co. Ltd. - General Track 3	1,000	5.20%
Ilanot, managed without shares	782	5.20%
Ilanot Corporate Bonds	1,012	5.20%
Ilanot Shiklit & Concerns	1,297	5.20%
Ilanot Shiklit 15%	973	5.20%
Ilanot Deposit Plus	5,967	5.20%
Ilanot Shiklit 10%	877	5.20%
Ilanot Managed 5%	734	5.20%
Ilanot Corporate Bonds & Conversion	734	5.20%
Ilanot Managed 30%	1,989	5.20%
Ilanot Managed 15%	3,476	5.20%
Ilanot Managed 50%	1,203	5.20%
Ilanot Managed 20%	8,063	5.20%
Ilanot Platinum	983	5.20%
Ilanot Short Term & Medium CPI	3,371	5.20%
Tamir Fishman Provident & Advanced Study Funds Ltd.	720	5.25%
Clal Finance Trust Funds Ltd.	27,000	5.25%
Psagot Ofek Investment House Ltd.	2,500	5.30%
Phoenix Insurance Company Ltd. - Profit Sharing	9,000	5.30%
Phoenix - Comprehensive Pension	2,500	5.30%

Investor’s Name	No. Of Units	Interest Rate
Phoenix - Advanced Study - General	720	5.30%
Phoenix - Provident Fund - General	720	5.30%
Phoenix - General Track	2,000	5.30%
Israel Land Development Insurance Company Ltd. - Nostro	1,350	5.30%
Israel Land Development Insurance Company Ltd. - Participating	1,350	5.30%
Advanced Study Fund of Employees of Israel Electrical Company Ltd.	720	5.30%
Agricultural Insurance Central Cooperative Society Ltd.	720	5.30%
Central Pension Fund of Histadrut Employees Ltd., under special management	5,000	5.30%
Excellence Study Funds	2,238	5.30%
Excellence Provident & Severance Pay Funds	2,238	5.30%
Excellence - Central Severance Pay Fund	1,000	5.30%
Excellence Nessuah Corporate Bonds	2,700	5.30%
Rosario Capital Ltd.	1,791	5.30%
Sigma P.C.M. Investments (1992) Ltd.	900	5.30%
Provident Fund of Employees of The Israel Aeronautical Industry Ltd. Cooperative Society Ltd.	8,750	5.30%
Direct Investments House (Mutual Trust Funds) Ltd.	3,000	5.30%
Pia Index Distributing	2,700	5.30%
Pia 80/20	3,600	5.30%
Pia Conversion & Companies	4,500	5.30%
Pia 70/30	900	5.30%
Pia Convertible Bonds 50	2,700	5.30%
Pia Corporate Bonds	9,000	5.30%
Pia CPI - Medium	3,600	5.30%
Pia Long Term CPI	720	5.30%
Pia Solid Bonds - Distributing	2,300	5.30%
Pia CPI - Dynamic	1,800	5.30%
Lavi & Lavi Underwriting & Investments Ltd.	900	5.30%
Pekan Corporate Bonds	3,000	5.30%
Pekan Plus 20-80	1,500	5.30%
Pekan Plus 30-70	720	5.30%
Pekan Plus Conversion & Concerns	1,440	5.30%
Pekan Plus Provident Fund Saving	720	5.30%

Investor’s Name	No. Of Units	Interest Rate
Pekan Plus Solid Optimum	2,200	5.30%
Analyst Bonds, Combined Trust Fund	4,000	5.30%
Analyst Corporate Trust Funds	5,000	5.30%
Analyst Convertibles - Trust Fund	5,000	5.30%
Clal Finance Batucha Investment Management Ltd.	5,000	5.30%
Israel Land Development Insurance Company Ltd. - Nostro	1,350	5.35%
Israel Land Development Insurance Company Ltd. - Participating	1,350	5.35%
Gmul Barak Investments Management Ltd.	3,000	5.35%
Analyst State Bonds, Trust Fund	1,000	5.35%
Analyst Provident Funds and Advanced Study Funds	12,000	5.35%
Psagot Ofek Investment House Ltd.	2,500	5.40%
Perfect Provident Funds Ltd.	4,500	5.40%
Central Pension Fund of Histadrut Employees Ltd.. under special management	5,000	5.40%
Mercantile Discount Bank Ltd.	4,400	5.40%
Rosario Capital Ltd.	2,686	5.40%
Sigma P.C.M. Investments (1992) Ltd.	900	5.40%
Provident Fund of Employees of The Aeronautical Industry Ltd., Cooperative Society Ltd.	8,750	5.40%
Lavi & Lavi Underwriting & Investments Ltd.	900	5.40%
Atidit - Provident Funds Ltd. - “Dean” Advanced Study Fund for Employees and the Self-Employed	720	5.40%
Harel Flexible Provident Fund	1,440	5.40%
Harel Advanced Study Fund	1,440	5.40%
Harel Investment House Ltd.	5,400	5.40%
Migdal Alumim Platinum - Trust Fund	720	5.40%
Migdal Alumim Corporate Bonds - Trust Fund	1,350	5.40%
Tahal - Provident Fund of Israel Water Planning Employees	720	5.40%
Migdal Platinum Provident Fund - Kahal Maoz	720	5.40%
Clal Finance Batucha Investment Management Ltd.	5,000	5.40%
Ilanot Monthly Income	734	5.40%
Total Units	366,884

1.20.	Refraining From Entering Into Arrangements

1.20.1.
The Company and the directors undertake, by executing this Prospectus, to refrain from entering into any arrangements that are not stated in the Prospectus, with respect to the offering of the securities, the distribution and spreading thereof to the public, and undertake to refrain from giving purchasers of securities under the Prospectus, the right to sell the securities they purchased, beyond that specified in the Prospectus.

1.20.2.
The Company and the directors undertake, by executing this Prospectus, to give notice to the Securities Authority of any arrangement with a third party of which they are aware, which is in conflict with the undertaking as stated in subsection 1.20.1 above.

1.20.3.
The Company and the directors undertake, by executing this Prospectus, to refrain from engaging with any third party who, to the best of their knowledge, entered into arrangements in conflict with the provisions of subsection 1.20.1 above, with respect to the securities offered under this Prospectus.

1.20.4.
By executing this Prospectus, the Company’s indirect controlling shareholder, Mr. Mordechai Zieser, who also serves as Acting Chairman of the Board of Directors, undertook to refrain from entering into arrangements as stated in this subsection 1.20 above, pursuant to the provisions of subsection 1.20.1 above.

1.20.5.
The Company and the directors shall not receive bids for securities, under the present issue, from a distributor who does not undertake in writing to act pursuant to the provisions of this section. The Company will transfer to the Securities Authority copies of letters of undertakings of such authorized agents.

1.21.	Taxation of the Notes

General

On July 25, 2005, the Knesset plenum approved, in a second and third reading, Amendment 147 of the Income Tax Ordinance (New Version), 5721 - 1961 (hereinafter: the “Ordinance”), incorporating the tax plan for the next 5 years. This Amendment incorporates, inter alia, modifications in the tax rates in the capital market, decrease in corporate tax and a gradual decrease of tax rates applicable to individuals. The Amendment (in so far as applicable to capital market taxation) took effect in January 2006.

Taxation Of Income From Interest Received From The Notes Offered Under This Prospectus:

Section 125.C.(b) of the Ordinance provides, inter alia, that an individual (including a foreign resident) will be charged tax at a rate which shall not exceed 20% on interest that is income pursuant to Section 2(4) of the Ordinance, arising from index linked notes (in this context, linkage differentials accruing on the interest shall be deemed as being interest and shall also be charged tax at a rate of 20%), upon satisfaction of all the following conditions:

•	The individual has not claimed interest and linkage differentials expenses, with respect to the Notes as aforesaid.

•	The income does not constitute “employment” income of the individual, as defined in Section 2(1) of the Ordinance.

•	The income is not recorded in the individual’s books of account, nor is it required to be so recorded.

•	The individual is not a material shareholder 2 in the group of persons paying the interest.

•
The individual is not an employee of the group of persons paying the interest, nor provides services nor sells products to it, and has no other special relationship with it, unless it is substantiated, to the satisfaction of the assessing officer, that the rate of the interest has been determined in good faith, and has not been affected by the existence of such relationship.

Upon fulfillment of the conditions, such income of the individual shall be deemed as the highest grade on the scale of his chargeable income. In any event that none of the aforesaid conditions is satisfied, Section 125.C. (d) of the Ordinance provides, that the interest income will be chargeable in accordance with the rates laid down in Section 121 of the Ordinance. 3

Interest income of a Company, not being a group of persons that is tax exempt for this income, pursuant to the provisions of Section 9(2) of the Ordinance, is chargeable at the rate laid down in Section 126 of the Ordinance (31% in the 2006 tax year, 29% in 2007, 27% in 2008, 26% in 2009 and 25% from the 2010 tax year onward).

The rates of tax withholding with respect to a foreign resident company, shall be 25%, subject to the provisions of the treaty with the domicile country of the foreign resident company and to the approval of the tax authorities.

It shall be stated that in the Income Tax (Withholding from Interest, Dividend and Certain Gains) Regulations, 5766 - 2005, enacted recently, the tax withholding rates were adjusted to the aforesaid rates.

Taxation Of Capital Gains From Exercise Of The Notes Offered Under This Prospectus

Individuals:

An individual assessee, who is not subject to the provisions of the Income Tax (Adjustments for Inflation) Law, 5745 - 1985 (hereinafter: the “Adjustments Law”), or to the provisions under Section 130.A. of the Ordinance (hereinafter: the “Dollar Regulations”), for the purpose of determining his income, shall be subject to the tax liability on the real capital gain for the sale of the securities offered under this Prospectus, at such tax rate as shall not exceed 20%. However, with respect to an assessee who was a material shareholder within the meaning of the Ordinance, 4 on the date of the sale or during the preceding 12 months, as well as an assessee who claimed deduction of interest expenses and linkage differentials, a tax at a rate not exceeding 25% shall be charged.

An individual who incorporates his investments in securities in the books of his business, who applies the provisions of the Adjustments Law or the provisions of Section 130.A. of the Dollar Regulations in determining his income, as well as an individual whose income from the sale of securities falls within an income from “business” within the meaning of Section 2(1) of the Ordinance, shall be subject to tax liability on the real profit from the exercise of the securities

____________________________

2
“Material Shareholder” - A person holding, directly or indirectly, alone or together with another, at least 10% of one or more of any type of means of control in a group of persons as defined in Section 88 of the Income Tax Ordinance.

3
Marginal tax rate for individuals (Section 121 of the Ordinance) is: 49% in 2006, 48% in 2007, 47% in 2008, 46% in 2009 and 44% as of 2010 onward. A chargeable trust fund shall be subject to the tax rate applicable to income of individuals that does not constitute income from business.

 4      Material Shareholder - See Footnote 1 above.

offered under this Prospectus, in accordance with the marginal tax rate for individuals (Section 121 of the Ordinance). 5

Corporations:

A corporation that is not subject to the provisions of the Adjustments Law or the Dollar Regulations for determining its income, shall be subject to tax liability on its real profits from the sale of the securities offered under this Prospectus, at a tax rate of 25%.

A company subject to the provisions of the Adjustments Law or the Dollar Regulations for the purpose of determining its income, as well as a company whose income from the sale of the securities falls within an income from “business”, within the meaning of Section 2(1) of the Ordinance, shall be subject to tax liability on the real profit from the sale of the securities offered under this Prospectus, pursuant to the rate of the Corporate Tax provided in Section 126 of the Ordinance (31% in the 2006 tax year, 29% in 2007, 27% in 2008, 26% in 2009 and 25% as of the 2010 tax year onward).

Entities entitled to exemption pursuant to Section 9(2) of the Ordinance shall be exempt from capital gains tax from the sale of the securities offered under this Prospectus.

Foreign residents:

A foreign resident (apart from a foreign resident in which Israeli residents are the controlling shareholders - 25% or more), within the meaning of the Ordinance and the Regulations thereof, shall be exempt from tax on capital gains on sale of the securities offered under this Prospectus, where the capital gain is not at its permanent establishment in Israel. Any other event shall be subject to the tax rate applicable to an Israeli resident, as aforesaid, or to the provisions laid down in the Treaty for the Prevention of Double Taxation, if any, between Israel and the country of residence of such foreign resident.

Tax Withholding Rules:

Pursuant to the Income Tax (Deduction From Consideration, Payment Or Capital Gain In Sale Of Securities Or In A Future Transaction) Regulations, 5763 - -2002, a purchaser of securities for consideration (whether at his expense or at the expense of another), must withhold tax from an individual seller (including a foreign resident), at a rate of 20% of the real capital gain from the securities, provided he is not a material shareholder in the paying company. Tax withholding rate from a material shareholder, shall be in accordance with the maximum marginal tax rate pursuant to section 121 of the Ordinance, and from a seller who is a group of persons - 25%, subject to confirmation of tax withholding exemption. With respect to a foreign resident, the tax withholding rate shall be subject to the provisions of the pertinent double taxation treaties.

In view of the reform in tax rates in the capital market, Amendment 147 of the Ordinance laid down provisions with respect to the manner of offsetting losses incurred by the assessee prior to December 31, 2005 and thereafter. It is recommended to each investor to obtain professional tax advice with respect to the implications arising from these provisions, with respect to the tax liability applicable to him.

Deduction of tax at source from discounting of the Notes:

In the event that the discounting rate to be determined for the Series A Notes, the Series B Notes or the Series C Notes, following an increase in the Series A Notes, the Series B Notes or the Series C

____________________________

 5    Marginal Tax Rate for Individuals (Section 121 of the Ordinance) - See Footnote 2 above.

Notes, as the case may be, is different than the discounting rate of the Notes of the same class in circulation at that time, the Company shall apply to the tax authority, prior to increasing any series of Notes, to obtain its approval that with respect to the deduction of tax at source from the discounting charge for the Notes of such series, a uniform discounting rate will be established for the Notes of the same series, in accordance with a formula weighting the various discounting rates in that series, if any.

In the event of obtaining approval as aforesaid, the Company will compute the weighted discounting rate for all the Notes of that series, and will publish, by means of an immediate report, the weighted uniform discounting rate for the entire series, prior to increasing the series, and will withhold tax on the due dates of the Notes of such series, at such weighted discounting of the rate, pursuant to the provisions of any law. If no such approval is obtained, the Company will give notice, by means of an immediate report, prior to the issuance of the Notes of the same series following the increase of such series, of the highest discounting rate created in respect of such series. The Company will withhold tax upon settlement of the Notes of such series, at the discounting rate reported as aforesaid.

Accordingly, there may be cases in which the Company withholds tax for discounting charges at a rate higher than the discounting charges established for holders of Notes of such series prior to increasing such series. In such an event, an assessee who held Notes of that series, prior to increasing the said series up to the settlement of the Notes of that series, will be entitled to submit a tax return to the tax authority and to receive a refund of the tax withheld from the discounting fees, to the extent he is entitled to such refund under law.

It shall be stated that, as of the date of this Prospects, the Series C Notes and the Series A Notes offered under this Prospectus are not issued at a discount. The Series B Notes may be issued at a discount pursuant to the changes in the representative rate of the dollar, on the date of issuing the Notes as aforesaid; however, as of the date of this Prospectus, the Company is unable to anticipate whether the Notes will be issued at a discount and if so - what will the rate thereof be. The discounting rate created, if any, for the Series B Notes, will be calculated at the following formula: The price to be determined in the Tender for NIS 1 par value Series B Notes less the portion of the representative rate of the US dollar on the issue date divided by 4.725, while discounting will be created in the event that the outcome of the said formula is negative. The Company will publish an immediate report concerning the discounting rate, if any, and the manner of computation thereof, immediately after the Tender. The Company intends to apply to the tax authorities for obtaining a pre-ruling concerning the manner of computing the discounting rate as aforesaid and, in such an event, the Company will publish an immediate report concerning the obtaining of such pre-ruling and the terms thereof. In the event that the Company does not obtain a pre-ruling from the tax authorities by the Tender Date, the Company shall bear the tax consequences of the issue of the Series B Notes at a discount.

The above provisions constitute a significant tax reform in the capital market and, accordingly, ambiguity exists with respect to the interpretation and manner of application thereof. Moreover, these provisions, the interpretation and application thereof may vary in accordance with legislative amendments to take effect in the future and in accordance with the provisions to be published by the Income Tax Commission or in consequence of court judgments. Naturally, the contents of such modifications cannot be anticipated.

As is the practice in investment decisions, the tax implications relating to the investment in the Notes should be taken into consideration. The foregoing does not purport to constitute qualified interpretation of the aforesaid provisions of the law or an exhaustive description of the tax provisions relating to the Notes, nor does it replace professional advice concerning the matter, in accordance with the special data of each purchaser of the Notes. It is proposed that purchasers of the Notes obtain professional advice in accordance with the special data of each purchaser of the Notes.

1.22.	Rating of the Notes by Midroog Ltd.

On February 2, 2006 the rating committee of Midroog Ltd. (hereinafter: “Midroog”) determined an A2 rate for the raising of Notes in the sum of about $ 135 M (NIS 630 M). According to the said rating, the Company issued Series A Notes and Series B Notes and, accordingly, the Series A Notes and the Series B Notes are rated A2 by Midroog. In August 2006 Midroog’s rating committee determined an A2 rate for the raising of a sum of approximately NIS 484 M ($ 110 M) via the issuance of the Series C Notes. On August 21, 2006 Midroog advised the Company that, at the Company’s request, the scope of raising within the framework of the Series C Notes, shall not exceed NIS 474 M (in lieu of approximately NIS 484 M) and the scope of the raising within the framework of the Series A and the Series B Notes, shall not exceed NIS 640 M (in lieu of NIS 630 M).

Below is a summary of the rating report issued by Midroog in February 2006, as well as another report published by Midroog with respect to raising a debt through the issuance of Series C Notes in August 2006. For details concerning the complete report of Midroog of February 2006, see Midroog’s website at: www.midroog.co.il.
Rating Scale and the Implication Thereof:

The rating scales used by Midroog are those used by Moody’s. The rating scale is basically divided into two investment levels. This division and the rating itself bear a significance in respect of the investment regulations of institutional entities laid down by the Ministry of Finance.

Investment Grade: All the companies that were rated, either them or their liabilities at an investment grade, are at a low or medium investment risk level. The investment grade referring to the grades: Aaa-Baa Speculative Grade: the risk level of the investment in notes of companies rated at a speculative grade, significantly exceeds the average. The speculative investment grade referring to the grades: Ba-C .

The grade symbols used by Midroog for rating issuers are identical to those used to present the credit quality of specific notes. This simple system available to creditors, allows to measure the capability of an entity to settle its financial liabilities.

Rating Scale

Investment Grade	Aaa	Liabilities rated Aaa are, at Midroog’s estimate, of the best quality, involving minimum credit risk.
	Aa	Liabilities rated Aa are, at Midroog’s estimate, of a good quality, involving very low credit risk.
	A	Liabilities rated A are considered by Midroog to be at the upper level of the medium grade, involving a low credit risk.
	Baa	Liabilities rated Baa involve moderate credit risk. They are considered as medium grade liabilities, and as such, are likely to have certain speculative characteristics.

Speculative Investment Grade	Ba	Liabilities rated Ba consist, at Midroog’s estimate, of speculative elements, involving a significant credit risk.
	B	Liabilities rated B are considered speculative, at Midroog’s estimate, involving a high credit risk.
	Caa	Liabilities rated Caa are, at Midroog’s estimate, of a weak position, involving a very high credit risk.
	Ca	Liabilities rated Ca are highly speculative, and are likely to be in, or close to, a status of insolvency, with some prospects for redemption of principal and interest.
	C	Liabilities rated C are of the lowest grade and generally at a state of insolvency, with poor prospects for redemption of principal or interest.

Midroog uses the numeric variables 1, 2 and 3 in each of the rating categories from Aa to Caa. The variable ‘1’ indicates that the Note is positioned at the upper end of the rating category to which it belongs, stated in letters. The variable ‘2’ indicates that it is in the middle of the rating category; while the variable ‘3’ indicates that the Note is at the lower part of its rating category, stated in letters.

All rights are reserved to Midroog. No copying, photography, or distribution are permitted; no commercial use is permitted without Midroog’s approval, other than for professional purposes, with indication of the source and/or for the purpose of an investment decision. All information set out in this document, on which Midroog relied, was provided to it by sources Midroog considers reliable and accurate. Midroog does not independently inspect the accuracy, integrity, compliance, exactness or veracity of the information (hereinafter: the “Information”) provided to it and it relies on the information provided to it for the purpose of establishing the grade by the rated company. The rating is likely to change in consequence of changes in the information obtained or for any other reason. Accordingly, it is recommended to follow-up on the update of modification thereof on Midroog’s website: www.midroog.co.il. The ratings performed by Midroog constitute a subjective opinion and do not form a recommendation to purchase or to refrain from purchasing Notes or other rated instruments, and should not be treated as expression of an opinion as to the advisability as to the price or return of notes or other rated instruments. Midroog’s ratings refer directly only to credit risks and not to any other risk, such as the risk that the market value of the rated debt would decrease in the wake of changes in interest rates or due to other factors impacting the capital market. Any rating or other opinion provided by Midroog are to be weighed as a single component in each investment decision made by a user of the information contained in this document or by anyone on his behalf, and, accordingly, each user of the information contained herein must study and conduct an assessment of the advisability of an investment on his behalf, with regard to each issuer, guarantor, note or other rated instrument, which he intends to hold, purchase or sell. Midroog hereby declares that the issuers of notes or other rated instruments or respecting the issue for which a rating was performed, undertook to pay to Midroog, prior to the execution of the rating, for assessment and rating services provided by Midroog.
Below are the primary considerations for the rating as set out in Midroog’s notice to the Company:

Midroog rated as A2 the raising of Notes in the sum of up to about

$ 135 M (NIS 630 M) to finance the Company’s business activity. The Notes issued via Two Series: A & B. Series A is linked to the CPI, bearing fixed annual interest at a rate of 6% and Series B is a US$ linked series, bearing nominal annual interest at a rate of Libor plus 2.65%. The principal in both series, A and B, will be settled in 10 equal, semi annual installments, commencing from the second half of 2009 onward.

Company Profile

Elbit Medical Imaging Ltd. (hereinafter: “Elbit” or the “Company”), is directly and indirectly engaged in promotion, construction and management of entertainment and trade centers in Central and Eastern Europe, under the brand Plaza Centers, and in Israel - Arena Mall, the promotion, construction and management of 11 hotels in six countries in Europe under the brands Park Plaza and Radisson in Western Europe (England, Holland, Belgium), in Central and Eastern Europe (Romania and Hungary) and in South Africa. Furthermore, the Company holds one third of the “Obuda” island project, on which the Company intends, together with its partners, to set up a complex of hotels, a casino, entertainment and commerce. Other areas of activity of the Company consist of investments in the field of guided medical treatment via the InSightec Co. which is active in the field of non-invasive surgeries, investment in Gamida Cell, which is engaged in duplication of stem cells for cancer treatment as well as other insignificant investments in the field of hi-tech. Furthermore, Elsint, a wholly-owned subsidiary of the Company, purchased, in 2005, in consideration of about € 2.9 M, 100% of the shares of the Mango Co., which is the distributor and retailer of the Mango MNGTM brand, operating 8 stores throughout Israel.

Up to 2005, the Company constructed 20 commercial centers in Central and Eastern Europe - 16 commercial centers in Hungary and 4 commercial centers in Poland. Furthermore, the Company is at stages of construction of 9 other commercial centers in Poland, Czechoslovakia, Latvia, Hungary and Greece. During 2004-2005, the Company sold most of the active commercial centers and entered into a transaction for the sale of five of the nine centers at stages of promotion and establishment. To secure the purchaser’s undertaking to buy the centers under establishment, the buyer provided a bank guarantee in the sum of € 115 M. In addition, the Company owns three active properties of the type of offices and trade, covering an area of about 50,000 m2, in Hungary and Czechoslovakia.

The primary shareholder in the Company, holding about 46%, is Europe Israel Ltd., owned, by means of chaining, by Mr. Mordechai Zeiser.

Principal Financial Data
NIS Thousand	30.9.2005	30.9.2004	31.12.2004
Sale of commercial centers, net	205,863	140,728	131,921
Operation of commercial centers	119,654	252,786	311,893
Management and operation of hotels	187,614	160,342	218,365
Sale of medical systems	47,831	19,457	44,049
Total Income	588,613	596,442	735,881
Net profit	36,933	66,226	43,347
Fixed assets	2,789,157	3,360,902	3,527,988
Financial debt (without discontinued activity)	2,350,554	2,840,988	2,859,010
Liquid balances (cash and short term deposits)	812,226	787,061	623,766
Financial debt, net	1,538,328	2,053,927	2,235,244
Equity and minority interests to total balance sheet	29%	30%	27%
Net debt to CAP	44%	49%	55%

Business Strategy

•
The field of business centers - Shift from a company that promotes, constructs and manages in the field of commercial centers to a company that promotes, constructs and occupies commercial centers with a view to selling them as a derivative of business opportunities. The Company acts pursuant to a master plan for the construction of dozens of entertainment and trade centers in central cities and towns in Central and Eastern Europe.

•
Looking at the possibility of increasing scopes of activity in the field of promotion, construction and operation up to the stage of sale of commercial centers (as a derivative of the realization of business opportunities) by means of expansion of the activity to other areas.

•
The field of hotels - Continued development of activity of hotels in central cities in Central and Eastern Europe, such as Bucharest and Budapest and the operation thereof under the brand Radisson. The Company shall further consider the realization of the existing hotels as a derivative of business opportunities.

•
Development of the Obuda Island project. This project is held in equal shares by the Company, the businessman Bernard Shryer and the MKB Bank (a local Hungarian bank). The investors in the project intend to develop the island project, should the building permits be obtained. The Company’s primary contribution to the development plan will focus on aspects of promotion, planning and management, while the obtaining of the entire finance package is the responsibility of the financial partner - the MKB Bank. The Company intends not to invest additional own sources of significant amounts for the development of the project. The cost of the project in the Company’s books, as of September 30, 2005, amounts to about € 9 M.

•
The area of biotechnology and hi-tech - realization of some of the activities via issues of the companies Insightech and Gamida Cell to the public and sale of holdings while accumulating capital gains.

Primary Considerations Concerning The Rating

The primary operations, consisting of promotion and establishment of commercial centers in economies characterized by a high growth potential and, in particular, Eastern and Central Europe; the Company showed capabilities of promotion, operation and sale of about 20 commercial centers in Hungary and in Poland, while accumulating extensive experience and business contacts, as well as significant capital gains; in additional to the activity of promotion - leadership in Western Europe and holdings in biotechnology and hi-tech companies; promotion activity consists of inherent high business and financial risk; the Company succeeds in reducing part of such risk by leasing, in advance, most of the areas, their occupation, etc.; long term activity in the field of hotels in collaboration with Park Plaza and Radisson, which provide an added value to the Company’s hotel operations; at the same time, the hotel operations are dependent on the performance of these brands; the cash balance is not constant and is derived from the investment and development operations on the one hand and from the timing of the realization of assets and/or execution of re-financing transactions, in connection with properties designed to be constructed, on the other hand; the business plan consists of an increase in the scopes of activity as well as an increase in the level of activity in countries with high economic growth potential, the international rating of some of which is lower than that of the State of Israel; the Company holds, at present, high liquid balances but the Company’s policy is to maintain a cash balance of lower scopes; floating of the biotechnology companies constitutes a potential for flooding of value, cash flow and financial flexibility; this potential has not been taken as part of the rating considerations, but may constitute another reinforcement in a scenario of realization of the potential; the Company is dependent on the controlling shareholder, Mr. Mordechai Zeiser, so that most of the Company’s activity relies on his contacts and ability to identify and implement transactions.

Strengths

•
Geographic spread of the Company’s operations in several countries in Europe reduces the Company’s exposure to the economy of a single state. Most of the active states (apart from Romania) are states with high ratings. Below are primary macro-economic indicators for 2004 in the activity states:

	Poland	Hungry	Romania	Latvia	Czech Republic	Greece	U.K.	Holland	Belgium
GDP (Billion Euro)	193.7	80.8	56.7	9.9	84.8	150.7	1,563	426	259
Growth in real GDP (%) 2004	5.3	3.7	8.3	6	3.6	4.2	3.1	1.3	2.7
GDP per capita (Euro)	5,200	8,080	2,620	4,287	8,290	13,565	26,326	26,165	24,954
Inflation Rate (%)	4.5	6.8	11.9	6.2	2.8	3.9	1.6	1.2	1.9
Population (M)	38.6	10.0	22.4	2.3	10.2	11.1	59.4	16.3	10.4
Unemployment Rate (%)	19.1	6	6.8	NA	10.34	10.3	4.7	4.7	7.8
State rating according to Moody’s	A2	A1	Ba1	A2	A1	A1	Aaa	Aaa	Aa1
Rating Horizon	Stable	Stable	Positive	Positive	Stable	Stable	1.1.1.1. Stable	Stable	Stable

•
The spread of the Company’s activity over several activity sectors contributes to reducing the risk. The company is active in the field of promotion of commercial centers in several countries in Central and Eastern Europe, activity in the field of hotels in Western Europe and in Eastern Europe as well as in other unrelated areas - that of biotechnology and hi-tech.

•
The Company has proven track record of promotion, finance, operation and sale of about 20 commercial centers in Hungary and in Poland as of the commencement of its operations in 1996. Midroog estimates that the Company has accumulated extensive experience in the identification, construction, lease, management and realization of the projects.

•
Reducing the risk involved in the promotion of commercial centers by leasing most of the area in advance to anchor tenants. Generally, about 60% of the area is leased in advance. The Company collaborates with anchor tenants such as supermarkets, cinema operators, and others, who collaborate with the Company on an ongoing basis and lease spacious area in several centers. Furthermore, the Company contracted with Klépierre for the purchase of 5 commercial areas in the process of establishment, which was accompanied by the provision of a guarantee on the part of the buyer in the sum of € 115 M.

•	A long term activity in the field of hotels, in collaboration with Park Plaza and Radisson, which provide an added value to the Company’s hotel operations.

•
The Company holds the InSightec Co., which is active in the field of non-invasive surgery. The medical device manufactured by InSightec is already at stages of sales and is used at present for an application that has already been approved by the American FDA. Midroog estimates that the issue of InSightec provides a potential for bringing to the fore of value in the Company, increase in the cash flow and increase in the financial flexibility in view of its holding shares of a negotiable company. At the same time, InSightec’s sales at present do not cover most of the annual investment in R&D and in the event that its sales do not grow significantly, Elbit Imaging will have to continue supplementing its share of the required investment in R&D.

Business Risk Factors

Focus on promotion and hotel activities, which are characterized as having a relatively high risk level.

Promotion activity is characterized by a high inherent financial risk, arising from initial investments in purchase of land, planning and construction of the project, all before receiving the cash flows from the property. In the wake of the change in the Company’s business model from maintenance, management and operation of commercial centers, while compiling a portfolio of profit-generating properties for activities of promotion, construction and sale of the properties, the risk level inherent in the Company’s operation has increased. Furthermore, the cash flow which will characterize the company’s activity, is expected to fluctuate and be highly affected by the timing of the realization and construction of properties. Midroog estimates that the Company’s contracting with Klépierre, one of the leading property management companies in Europe, engaged in the purchase of commercial centers at establishment stages, in accordance with a pre-defined formula, significantly reduces the risk inherent in the promotion activity of these centers and improves the level of certainty with respect to the future cash flow. At the same time, there is no certainty that the Company will continue to enter into preliminary transactions for future sale of other properties.

Expanding the Company’s scopes of activity on the one hand and increasing the weight of operations in countries with low international ratings

The Company plans, as part of its business strategy, to expand its scope of activity beyond those that characterized its activity in recent years. Furthermore, the Company plans to increase the weight of activity in economies with growth potential, with low rating vis-à-vis the current countries of activity such as Romania. Midroog estimates that the expansion of the scopes of activity on the one hand, and the increase in the activity weight in countries with lower stability on the other, increases the risk level in which the Company is active.

Macroeconomic risk impacting the activity in the real estate and hotel field

The Company is exposed to risks related in the real estate field, consisting of activity subject to business periodicity, which cannot be anticipated. Seasonality is dependent on macroeconomic factors and sector factors consisting, inter alia, of the development of supply and demand for properties and construction, availability and cost of finance sources. Midroog estimates that extensive geographic spread reduces to some extent dependency on a single economy.

The hotel business is highly affected by the economic situation, in positive correlation with business volumes - this sector is among the first sectors influenced by recession and one of the last sectors to exit recession. Furthermore, this sector is impacted by the geopolitical situation such as terrorist acts and wars. This sector is characterized by a relatively high component of fixed operating expenses and periodic investments in properties. Generally speaking, the turnover in the hotel business in Europe has been negative from the last quarter of 2001 - recovery is slow and is affected by the economic slowdown and terrorist acts. The hotel business in London, constituting the primary share of the Company’s activity in the hotel business, has been in recovery and even growth in the past year, in which average occupancy increased to about 77% - one of the highest in Europe. The growth in the hotel business in London benefited from demands both in the tourism sector and from the business sector.

Dependency of the hotel business on the Park Plaza and Radisson brands and on their performance

The Company’s hotels are managed through the Park Plaza and Radisson chains, and the hotels’ performances are dependent on the performances of the chain and its support via a central reservation system, marketing efforts, etc. Midroog estimates that the hotel business depends on the performance of the management companies. Another cash flow source from the hotel business consists of re-finance, but is dependent on interest rates and the operational results of the hotels. The Company’s income from the hotel business totaled about NIS 188 M for the first nine months of 2005.

Dependence on the controlling shareholder

Midroog estimates that there is dependency on the controlling shareholder with respect to setting the business strategy of the Company as well as in its future development. The major part of the Company’s activity relies on the contacts of the controlling shareholder and his ability to identity and implement transactions.

Changes in prices of profit-generating properties in the area

The investment leverage in profit-generating properties resulted in a decrease in returns coupled with an increase in the value of the properties. The Company’s gearing up for the sale of the properties to be constructed in the promotion field in the upcoming years are based on the low rates of return currently prevailing in the markets. Midroog estimates that changes in prices of properties and interests in the upcoming years are likely to significantly reduce the profitability from the commercial promotion projects, which constitutes a significant part of the anticipated profitability, in the Company’s estimate, for the upcoming years.

Distribution of dividends of significant amounts

During 2005 the Company distributed dividends in the sum of approx. $ 37 M, and, in January 2006, the Company distributed a dividend in the sum of approx. $ 28 M, in connection with profits from the sale of the commercial centers. There is no resolution of the board of directors with respect to the policy of dividend distribution. At the same time, Midroog estimates that the Company intends to distribute dividends subject to realization of properties and profitability.

Changes in treaties for prevention of double taxation

By the very foundation of the business model to the effect that the properties are purchased overseas via local investee companies, held by a Dutch holding company, on the basis of existing tax treaties between the countries where the various companies are registered. Any change in the tax treaties is liable to adversely affect the cash flow to be received from the properties. The Company has reached agreements with Income Tax with respect to a framework of tax payments in connection with profitability of the transactions of selling the properties to Klépierre.

Investments in biotechnology and hi-tech companies with a potential for flotation of value which is not taken as a primary part in the rating considerations

The Company has holdings in biotechnology and hi-tech companies, primarily in InSightec and Gamida Cell. In recent years, the Company has financed part of the activity of these companies through injection of sources. According to the progress in the business plan of the companies, and in particular that of InSightec, an improvement is apparent in the scope of income and InSightec’s ability to finance its business development from own sources. At Midroog’s estimate, at present a scenario of the floatation of InSightec and realizing part of the Company’s holdings therein, for the purpose of settling the debt, cannot be based upon, due to the uncertainty characterizing this type of activity.

Financial Risk Factors

Currency exposure in view of the operations in several countries

Up to 2005, the Company had a currency exposure in view of the non-compliance between the income basis and the loan basis, since most of the Company’s loans were in dollars while the majority of the Company’s operations were on the basis of Euro. During 2005, the Company replaced the major part of its loans with Euro loans so that it reduced the currency exposure. The Company estimates that it will not incur cash flow currency exposure in the wake of adjustment of the loans to the income basis.

A change in the business structure will result in fluctuations in the cash flow, scope of debt and financial ratios

The new business structure, to the effect that the Company promotes, constructs, occupies and sells the commercial centers and does not hold them, creates a situation of fluctuations in the cash flow, primarily in situations where, on the one hand, there is no sale of centers and on the other, finance is required for centers under construction. Furthermore, the scope of the debt and the financial ratios are affected by the scope of promotion activity. As of September 30, 2005 the Company’s gross financial debt amounted to approx. NIS 2.35 billion, constituting approx. 60% of the total balance sheet and the debt - to - CAP ratio amounted to approx. 67%. The Company’s net financial debt amounted to approx. NIS 1.54 billion and the net debt to CPA ratio amounted to approx. 44%. As of September 30, 2005, the Company has a surplus value vis-à-vis the depreciated cost of the assets, which contributes to improvement of the financial robustness. However, as stated, the financial ratio is likely to vary as a consequence of the scope of investment and finance activity.

High financial flexibility at present in the wake of holding high liquid balances; no certainty that such level of liquidity will remain over time

Following the realization of outstanding commercial centers, in the Company’s cash balances there are clauses of cash balances and deposits in the sum of approximately NIS 812 M (of which approx. NIS 118 M encumbered in favor of short term credit from banks in Israel). Some of the cash balances are to be used by the company in the continued activity of promotion and development. At the same time, the Company will continue to retain significant liquid balances for a long time. In addition, the level of the non recourse debt is such that can allow re-finance subject to market terms. On the other hand, the Company has no approved credit facilities and the majority of its assets are encumbered, thereby reducing the financial flexibility.

Rating Horizon

Factors Likely To Improve The Rating

•	Significant improvement in primary financial parameters, including robustness ratios.

•	Improvement in the financial flexibility with holding of assets that are not encumbered.

Factors likely to adversely affect the rating

•	Increase in the scope of activity in countries with high levels of risk.

•	Increase in leverage ratios.

•	Significant withdrawals of dividend liable to adversely affect the Company’s financial robustness.

Below is Midroog’s report of August 2006, with respect to the raising of the sum of NIS 474 M, as amended:

The Company intends to raise a sum of approximately NIS 474 M (approximately $ 110 M) via the issuance of Series C Notes. The consideration from the issue of this series will serve for replacement of an existing debt only. As part of replacing the debt, the Company will remove all liens against Plaza Centers shares. Notwithstanding the aforesaid, the Company may obtain additional finance from time to time, at its discretion. The Company is not duty-bound to maintain any financial ratios whatsoever. At the same time, should the net debt - to - CAP ratio exceed 75%-77%, Midroog will re-examine the rating. The Series C Notes will be linked to the CPI. The principal will be settled in 10 equal, annual installments, commencing from the second half of 2009 onward.

Latest Developments6

Acquisition of additional lands in Poland and the Czech Republic

The Company purchased 3 lands in Poland and in the Czech Republic in consideration of a few million Euros. The lands will serve for construction of commercial centers covering a total area of about 50 thousand sq. m..

Accelerated progress in construction of the Hipodrom project in Hungary as well as expansion of the area of the mall to serve for a Turkish market

The Company commenced the construction of the Hipodrom project in Budapest, Hungary. The project consists of the construction of a mall covering an area of approximately 67 thousand m2, the date of completion of which is scheduled for the end of 2007. In addition to the mall, the Company plans an extension of the mall by additional area, which will serve as a Turkish market.

Obtaining approval for the plans of the Obuda Island

In April 2006, the company, which holds the Obuda Island project (in which Elbit Imaging holds approximately 30%) obtained preliminary approvals for the construction of buildings covering an area of approximately 346 thousand sq. m., consisting of: 8-10 3-5 star hotels, 4 apartment hotels, sports areas, yacht marina, a casino, shops, convention centers for about 3,500 person as well as exhibition centers. The Company intends to commence construction at the end of 2006 and the construction is expected to last for about 5-6 years. The construction of the project is expected to total about 1.5 billion euro. The Company does not intend to invest additional own sources of significant amounts for the development of the project

Refinance for loans in connection with the hotels in England

In March 2006 the Company undertook refinancing in connection with loans which finance three hotels in London, in the sum of approximately £ 195 M. The loan is for a period of about 5 years with an option for a 7-year extension, bearing interest at a rate of Libor + 3%. In the event that surplus is distributed in consequence of sale or another refinance, 15% of the difference between the market value of the hotels and the present value at which the refinance is effected will be
                                                                    ________________________________

6  Since the publication of the rating report in February 2006.

distributed to the financing bank. The Company’s share, together with the loan after repayment of the previous loan, totaled about NIS 290 M.

Distribution of dividend to shareholders

The Company distributed, in the first quarter of 2006, a dividend in the sum of about NIS 130 M, declared by it in the preceding year. There is no resolution of the board of directors with respect to the policy of dividend distribution. At the same time, Midroog estimates that the Company intends to distribute dividends subject to realization of properties and profitability.

Major financial developments

Profit and Loss
NIS Thousand	Q1-2006	2005	Q1-3 2005
Income:
Sale of commercial centers, net	39,040	281,661	205,863
Operation of commercial centers	24,535	142,957	119,654
Management and operation of hotels	76,322	270,057	187,614
Sale of medical systems	18,989	75,713	47,831
Other operating income	12,333	44,409	25,693
Other income	29,387	1,958	1,958
Total Income	200,606	816,755	588,613
Expenses:
Operation of commercial centers	33,851	157,640	125,911
Management and operation of hotels	73,803	259,293	182,293
Sale of medical systems	15,078	50,374	30,758
Other operating expenses	16,002	46,793	29,136
R&D expenses, net	15,058	59,796	43,285
Administrative and general expenses	13,314	36,939	31,867
Share in losses of affiliated companies, net	2,272	12,028	9,054
Finance expenses, net	37,652	122,321	91,287
Other expenses	1,910	57,106	49,033
Pretax profit (loss)	-8,334	14,465	-4,011
Income taxes	2,905	7,798	12,219
Profit after tax	-11,239	6,667	-16,230
Minority’s share in subsidiaries’ results	4,080	73,287	55,143
Profit from ongoing operations	-7,159	79,954	38,913
Profit from discontinued operations	15,255	5,917	-1,358
Cumulative change at beginning of year due to change in accounting method	0	-622	-622
Net profit	8,096	85,249	36,933

The Company’s revenues for the first quarter of 2006 totaled approx. NIS 200 M.

Sale of commercial centers - PC

Net revenues from sale of commercial centers in the first quarter of 2006 totaled approx. NIS 39 M and included revenues from the first stage of the sale of commercial centers to Klépierre under the second sale transaction.

Operation of profit-generating properties

Revenues from the operation of commercial centers dropped to about NIS 24 M following the sale of various commercial centers to Klépierre and to Dawnay Day. As of the first quarter of 2006, most of the revenues from this item are revenues from the Arena Mall in Herzliya and revenues from other insignificant profit-generating properties which were not sold to Klépierre under the sale transactions.

The Company continued to record losses before finance from the operation of commercial centers, since the expenses attributed to this activity include not only the direct expenses from operating the commercial centers, but also administrative and general expenses of the overall operations of Plaza Centers and the Arena Mall.

The loss before finance from operating the commercial centers amounted to approx. NIS 9.3 M for the first quarter of 2006, compared with approx. NIS 14.6 M for the entire 2005 year.

Management, Operation And Construction of Hotels

Revenues in the field of management and operation of hotels amounted to approx. NIS 76 M and increased vis-à-vis the revenues in the corresponding quarter in 2005, which amounted to approx. NIS 54 M. The primary increase arises from the growth in revenues from the River Bank Hotel in England, which commenced operations during the course of 2005. Further revenues from the Bucharesti Hotel in Romania increased in the first quarter of 2006. Correspondingly, the growth in costs stemmed, inter alia, from the running-in costs of the new hotels.

Sale of Medical Systems

The Company continued to record losses from operation of the medical systems due to high R&D expenses of InSightec, so that the loss from this activity amounted to approx. NIS 11 M for the first quarter of 2006. InSightec is currently at advanced stages of development and obtaining permits for additional applications of the system and therefore, invests relatively high amounts in R&D. During the first quarter of 2006, InSightec invested in R&D approx. NIS 15 M.

Other Income

The other income item in the first quarter of 2006 consists of one-off, non-cash flow revenues amounting to approx. NIS 30 M, arising from rate differentials from realization of a capital fund with respect to loans with an investment nature, in connection with the refinance from the three hotels in London.

The Company’s finance expenses were relatively high, totaling, as of the first quarter of 2006, about NIS 37 M. Of this sum, an amount of approx. NIS 7 M is not cash flow expenses and resulted from changes in currency rates and in the CPI.

The very activity of the Company in several countries and with several active currencies, creates currency exposure, primarily in view of the fact that a significant scope of the finance expenses of the headquarters in Israel, is in the form of CPI-linked bonds used for financing foreign currency activity (primarily in euro). These foreign currency resources serve for repayment of the NIS bonds. The Company performs hedging transactions with a view to reducing the currency exposure and to protect the repayment resources of the NIS bonds.

The net profit for the first quarter of 2006 was influenced by a one-off profit that the Company has from discontinued operations, which consisted of profit from patents registered by the Company’s subsidiary.

The increase in finance resources will serve for investment activity with anticipated decrease in the high cash balance

The Company’s financial debt rose by approx. NIS 0.8 billion from September 2005 to March 2006, both in consequence of issuing Notes in the sum of approx. NIS 462 M and following receipt of non recourse loans for financing properties under construction. The Company’s total debt as of March 31, 2006 amounted to approx. NIS 3.2 billion. At the same time, the Company has cash balances of NIS 1.1 billion, consisting of the balance of the sale consideration of the commercial centers, in consideration of raising the Notes. Up to the date of the writing of the report, the Company issued Notes in the sum of approx. NIS 575 M, out of approx. NIS 630 M forming the subject to the rating in February 2006. On the basis of the Company’s business model, the cash balances are designated for financing the Company’s investment plan. At the same time, the Company acts to maintain significant scopes of cash balances, allowing flexibility in exploiting business opportunities.

The equity to total accounting balance sheet ratio, as of March 31, 2006, is approx. 22%. Midroog estimates that there is surplus value in assets, so that the equity to total economic balance sheet ratio, taking account of the value of the surplus inherent in the Company’s asset, is significantly high. The debt to accounting CPA ratio amounts to 77% and the net debt to CPA ratio is 50%. It should be stated that, for the purpose of examining the surplus value in the Company’s assets, conducted by Midroog, the surplus value for the Company’s holdings in high tech and biotechnology companies was not taken into account.

Debt and Financial Robustness Ratios

NIS Thousand	31.3.2006	31.12.2005	30.9.2005
Financial debt	3,170,116	2,424,820	2,350,554
Liquid balances	1,120,630	729,416	812,226
Financial debt, net	2,049,486	1,695,404	1,538,328
Fixed assets	2,958,819	2,758,465	2,789,157
Minority interests	9,387	11,449	386,781
Equity	955,250	1,054,224	746,077
Equity and minority interests to total accounting balance sheet	22%	28%	29%
Debt to accounting CAP	77%	69%	67%
Net debt to accounting CAP	50%	49%	44%

Rating Horizon

Factors Likely To Improve The Rating

•	Significant improvements in primary financial parameters, including the economic value inherent in the projects, coverage ratios and robustness ratios.

•	Improvement in financial flexibility, including through the issue of affiliated companies, release of significant properties from lien.

Factors likely to adversely affect the rating

•	Increase in the scope of activity in countries with high levels of risk.

•	Increase in the leverage ratios, such that the net financial debt to CAP ratio exceeds the range of 75%-77%.

•	Significant withdrawals of dividend liable to adversely affect the Company’s financial robustness.

Basic definitions of financial ratios

Term (Hebrew)	Term (English)	Definitions
הכנסות נטו	Net Income	Net income (less discounts) from statement of operations
נכסים	Assets	Company’s total assets in the balance sheet
חוב פיננסי	Debt	Short term debt + current maturities of long term loans + long term debt + leasing related liabilities
חוב פיננסי נטו	Net Debt	Short term debt + current maturities of long term loans + long term debt + leasing related liabilities - cash and cash equivalent - short term investments
בסיס ההון	Capitalization (CAP)	Debt + equity + minority’s interests + preference shares (at redemption value) + deferred taxes
תזרים מזומנים מפעילות	Cash Flow from Operation (CFO)	Definition 1 - Cash Flow from Operation (CFO) Definition 2 - cash flow including all operations apart from investment and finance operations

1.23.	Rating of the Notes by Maalot

On August 7, 2006 the rating committee of Maalot Israel Securities Rating Co. Ltd. (hereinafter: “Maillot”), a strategic partner of Standard & Poor’s, rated (A) the Series C Notes, in the sum of approx. NIS 470 M, which the Company intends to the issue to the public. The issue consideration is intended for replacement of a banking debt and release of the lien on the shares of Plaza Centers PC. Upon completion of the release of the lien on PC’s shares, and settlement of the total banking debt forming the subject of the said lien, the balance of the issue, if any, may be used for the Company’s investments, in accordance with its business policy. Further, the rating committed rated (A) the extension of the Series A Notes and the Series B Notes of the Company, in the sum of up to NIS 80 M.

Maalot commenced operations at the end of 1991 and, in 1994, Maalot was recognized as a securities rating company in Israel under the Income Tax Regulations (Rules on Authorization & Management of Pension Funds - Amendment), 5755 - 1995.

Rating a specific liability (issue) is the assessment of the probability that the Company will pay the principal and interest of the security issued by it, under such terms and on such dates as are stated in the security.

The rating symbols are identical to those of Standard & Poor’s, however, the rating of the two companies refers to a different comparison environment. Maalot’s rating reflects an assessment of credit risk of entities and specific liabilities in Israel. Namely, Maalot’s rating is an assessment of the credit risk of a specific liability (issue) or the overall capability of an issuer to settle all its liabilities (issuer), vis-à-vis other issuers in Israel, not taking account of the State’s risk. Accordingly, the most robust companies / entities in Israel are rated at the highest grade - AAA. It should be stated that liabilities rated A, AA, AAA and BBB are included in “investment grade”. Namely, their risk is sufficiently low for investment purposes. Liabilities rated BB and lower are considered “speculative investment”. Below are the definitions of the rating grade for Notes falling within “investment grade”.

AAA   Liability with the lowest risk level. The issuer has excellent capability to settle the payments for the liability vis-à-vis other Israeli issuers.

AA      The issuer’s capability to settle the payments for the liability is way above the average compared with other Israeli issuers.

A         The issuer’s capability to settle the payments for the liability is above the average compared with other Israeli issuers.

BBB     The issuer’s capability to settle the payments for the liability is average compared with other Israeli issuers.

Intermediate grades: (+) or (-) signs may be added to ratings from AA to CCC, so as to indicate the internal rating in each category.

Below is Maalot’s complete rating report:

Rating:

Series	Rating
Series A	A
Series B	A
Series C	A

Maalot’s ratings are based on information received form the company and from other sources which Maalot believe to be reliable. Maalot does not audit the information received nor verify the accuracy or completeness thereof.

It is hereby clarified that Maalot’s rating does not reflect risks relating to, and/or arising from, violations, by means of either acts or omissions, of any of the liabilities included in the Note documents and/or inaccuracy or misstatement in any of the representations included in the documents relating to the issue of the Notes forming the subject of this rating, Maalot’s report or the facts underpinning the opinions submitted to Maalot as a condition for receipt of the rating, acts or omissions performed in deceit or fraud, or any other act in contravention of the law.

The ratings may vary in consequence of changes in the information received, or on other grounds.

The rating should not be deemed to be an expression of an opinion with respect to the price of the securities either on the primary market or on the secondary market.

The rating should not be viewed as an expression of opinion on the advisability of the purchase, sale or holding of any security whatsoever.

All rights are reserved to Maalot. Any copying, photographing, circulation or any other commercial use of this extract without Maalot’s consent is prohibited, apart from a copy of the complete report, with indication of the source to potential investors in the Notes forming the subject to this rating report, for the purpose of making a decision as to the purchase of the said Notes and/or the inclusion of the complete report on principal considerations for the rating in the Company’s prospectus relating to the said Notes.

1. Notes

1.1	Notes in circulation

1.1	Notes in circulation

Series Rating	Name of Series	Date of issue	Value as at 8.8.06	Linkage Base	Interest Rate	Date of Payment of the Balance of the Principal	Remarks
A	Series A	2/2006	NIS 518 M	Index	6%	As of 8/09	Extended several Times
A	Series B	3/2006	NIS 59 M		L+2.65%	As of 8/09	Extended Once

1.2	Issue of a new Note

Elbit Medical Imaging Ltd. intends to issue a debt in the sum of up to NIS 470 M, via issue of Notes. The issue consideration is earmarked for replacement of a banking debt and release of the present lien on PC’s shares. Upon completion of the release of the lien on PC’s shares, and settlement of the total banking debt forming the subject of the said lien, the balance of the issue, if any, may be used for the Company’s investments in accordance with its business policy. Further, Elbit Medical Imaging Ltd. intends to extend Series A and B by the sum of up to NIS 80 M.

2. Primary Considerations Concerning The Rating

The rating of the Company’s liabilities relies, inter alia, on Maalot’s estimate, that the Company’s net financial debt to net CAP ratio, in the short and medium terms, will not exceed at rate of 75%.7   It should be stated in when measuring the net debt, Maalot will consider offsetting, from the debt balance, according to the financial statement, debts covered by bank guarantees, provided by purchasers as part of transactions of sale of the Company’s assets. It is noteworthy that this debt will be offset under several suspending conditions:
a. The Company complies with the marketing rate as stated in the guarantee letter.
b.
The Company complies with the financial performance rate of the projects (pursuant to the Company’s reports, taking account of the balance for investment and the actual investment, under the budget submitted to Maalot).

1.	60% performance - Maalot will recognize 40% of the guarantee or the total investment performed (whichever is lower).
2.	80% performance - Maalot will recognize 60% of the guarantee or the total investment (whichever is lower).

Furthermore, Maalot expects that, in the long term, the Company will act to continue the improvement of the financial leverage, inter alia, by flotation value in the Company’s assets recorded at cost below value cost.

However, nothing in the foregoing shall bind the Company to maintain such financial ratio or to improve the financial leverage in any manner whatsoever.

2.1 General

Elbit Medical Imaging Ltd. (hereinafter: “Elbit”, the “Company”) and the companies under its control, are directly and indirectly engaged in the promotion, construction and management of entertainment and commercial centers in Western, Central and Eastern Europe, under the Plaza Centers brand, and in Israel - Arena Mall, following the purchase thereof by Europe Israel in 1999. Further, the Company is engaged in the promotion, construction and management of 10 hotels in six countries in Europe under the Park Plaza and Radisson brands (England, Belgium, Holland, Romania, Hungary, and South Africa). The Company’s securities are traded on the NASDAQ and on the Tel Aviv Stock Exchange.

The principal shareholder in the Company is Mr. Mordechai Zieser (through Europe Israel).

Further, the Company has holdings in several start up companies, the most significant of which are: InSightec, which is active in the field of non-invasive surgery and Gamida Cell, which is engaged in duplication of stem cells for cancer treatment.

The Company, via Elsint, its wholly-owned (100%) subsidiary, purchased, in 2005, 100% of the shares of the Mango Co. (clothing), in consideration of about € 2.9 M. Mango is the distributor and retailer of the Mango brand, operating 8 stores throughout Israel.

As of the date of the report, the Company has several projects at various stages of promotion and construction, as well as active commercial centers, apart from the hotels, high tech and clothing operations.

Below is a chart, summarizing the Company’s structure:

2.2 Sector Risk

The Company’s operations, according to Maalot, are divided into two primary sectors: hotels and commercial centers, while the primary administrative and operating activity is in the area of promotion, improvement, marketing and sale of commercial centers in Western and Eastern Europe. As part of weighting the sector risk, no weight was given to the Company’s activity in the fields of hi-tech, in view of the fact that the Company does not invest significant funds in this activity.

Maalot estimates that the weighted risk inherent in the Company’s core activities is higher than average in construction and the promotion of commercial centers, since: The time for construction, planning and approvals of the commercial centers is liable to expose the company to possible increase in prices of inputs and change of tastes, exposure to activity in East European countries that are party characterized by economic and political instability, regulatory difficulties in obtaining approvals, high interests in finance (primarily during the construction periods).

In the hotel business: Need for significant investments in construction and maintenance of hotels, sensitivity of the demand for hotels to economic cycles of ebb and flow, and low operational flexibility in the hotel business sector (high maintenance and wages costs also during depressions).

These risk factors are offset, to some extent, in view of the wide geographic spread of the Company’s operations, hotel business in Western Europe and the location of the commercial centers and of the hotels in markets characterized by significant excess demand. Further, at Maalot’s estimate, the hotel business sector in Europe is characterized in lower risk levels than the hotel business in Israel, in view of relatively low exposure to security events. Furthermore, the hotels in Europe are not characterized by seasonality, and therefore have relatively higher occupancy rates throughout the year.

Maalot estimates that the drop of returns in the Company’s target markets in Central and Eastern Europe, and the increased competition, is likely to impact on the Company’s profitability levels in the medium and long term. Accordingly, the Company looks into entering into additional markets (such as India).

Maalot estimates that the Company’s extensive experience in the fields of its activity, the Company’s strategy relating to activity in partnerships for the purpose of reducing the risk and contingent sale of some of the centers in a timely fashion to strong entities, also reduce the overall sector risk.

2.3 Business Risk

As of August 2006, the Company has a number of projects of commercial centers at various stages of construction, spread throughout several counties in Eastern and Central Europe. Four of the properties were sold contingently to Klépierre, which is rated (BBB+) by S&P, and which provided a contingent bank guarantee in the sum of € 115 M to Elbit (see details of the transaction below).

Below is a summary of the date on the Company’s properties by countries:

Country	S&P Rating	Total Properties	Under construction	Profit-generating	Hotels
Israel	A-	1	-	1	-
UK	AAA	3	-	-	3
Poland	BBB+	4	4	-	-
Czech Republic	A-	3	2	1	-
Latvia	A-	1	1	-	-
Hungary	A-	6	3	2	1
Belgium	AA+	1	-	-	1
Romania	BBB-	1		-	1
Greece	A	1	1	-	-
Holland	AAA	2	-	-	2
South Africa	BBB+	1	-	-	1
Total		24	11	4	9

These centers are characterized by lease to leading anchors and a combination of commercial and entertainment areas. The Company’s aforesaid activity is selling these commercial centers after the marketing thereof. The Company makes use of the business contacts of the Company’s owners and local contacts from past transactions, with a view to leveraging its capability to approve the construction plans regarding the lands.

The Company holds (with holding rates ranging between 33% to 100%), 10 hotels, spread out throughout Europe, in Holland, Belgium, England, Romania and South Africa (of which two are at stages of construction and renovation). Most of the group’s hotels are at a finishing and service level of 4 stars deluxe. The Company’s activity in the field of hotel business is primarily carried out with partners (the Red Sea Group), who are responsible for the actual management of the hotels. Furthermore, the Company holds a number of profit-generating assets in Israel and abroad, including the Arena Mall in Herzliya. The Company intends to realize projects under promotion, subject to exploitation of business opportunities.

The Company has a significant number of projects at stages of planning and promotion, primarily in Romania, the Czech Republic and Poland. Maalot estimates that these projects guarantee the Company reserves for the Company’s continued promotion activities also in the upcoming years.

One of the central promotion projects is the Obuda Island project, which is held by the Company and the improvement of several hotels and a casino, stores, restaurants, congress halls, a variety of entertainment facilities, a marina and a year round roofed beach. The commencement of the work in the project is expected to begin during the second half of 2007, and the estimated cost of the entire project exceeds one billion euro. Maalot estimates that a high risk is inherent in this project, in view of its significant scope. The Company estimates that it would introduce partners at the promotion stage and would not have to bear the total finance of equity.

Maalot estimates that the Company’s business positioning is higher than average and is influenced, inter alia, by the following positive factors:

•	Activity scopes and scope of transaction in process (pipe line) performed by the Company are very high.

•	The Company’s operations are extensively spread geographically.

•
The Company accumulated extensive goodwill in the field of promotion of commercial properties, creating extensive demand for the purchase of these centers, even before the commencement of the construction thereof.

•	The Company enjoys considerable goodwill and recognized brand in Eastern and Central Europe, and constitutes a key actor in the regions of its activity.

•	The Company benefits from personal and business contacts with decision makers and financial entities in the active countries.

•	The Company’s policy is to defer the sale of assets until after the completion of a marketing rate of at least 70% of the project areas, with a view to raising the value of the property.

•	Most of the tenants in the Company’s properties are anchor tenants from the leading chains in Europe.

•	Maalot estimates that the Company has robust strategic purchasers, performing numerous transactions of the Company’s properties.

•	The Company has a history of performance of successful sale transactions at highly significant cash on cash and IRR rates.

•	The Company’s hotels enjoy highly considerable goodwill and higher than average occupancy rates.

•	Significant scopes of value surpluses are inherent in the Company’s fixed assets (primarily its hotels), against which the Company may perform, as it did in the past, refinance at updated value.

Below are the points with negative impact on the Company’s business positioning:

•
A policy of entering into developing countries, where the market is a fledgling market, such as Eastern Europe and East Asia. Maalot estimates that entering into these markets entails higher than average business risks due to the economic instability characterizing these countries.

•
Maalot estimates that the Company is highly dependent on its revenues from the sale of profit-generating properties under promotion. In view of the prolonged constructing time of these projects and the limited scope of transactions enabled from this activity, the Company’s flow of income from this field fluctuates, and there can be a relatively long periods without new transactions, that is likely to affect the Company’s activity. This risk is partially offset in view of the Company’s hotel business activity, its revenues from the operation of commercial centers and the Company’s capability to carry out refinance of its assets as a temporary alternative for the sale of the assets.

•
Maalot estimates that the Arena Mall, which is owned by the Company, exhibits low financial results compared with other malls in the region. This is reflected both in lower than average redemptions per Sq. M at the mall, and in low return to cost ratio.

•
The Obuda project adversely affects the overall business risk of the Company in view of the highly significant scope of promotion and due to operations such as a casino and entertainment that do not fall within the Company’s core activities (the risk of which will be offset should the Company sell the casino). However, significant prospects are inherent in this project.

Transactions performed by the Company in 2005:

•
In July 2005 the Company sold, via the subsidiary Plaza Centers (PC), 4 active commercial centers in Poland, to the Klépierre Co. of France, (rated BBB+ by S&P). Klépierre is one of the largest and leading companies which owns and manages shopping centers in Europe. The sale consideration was determined on the basis of agreed profitability rates, subject to price adjustments, based on the occupancy rate, one year after the sale. Further, Klépierre undertook, under certain conditions, to purchase 4 additional centers in Poland and in the Czech Republic, which are, at present, at various stages of construction. The basis for the transaction price is the overall occupancy rate on the delivery date, capitalized at a predetermined return rate. Furthermore, Klépierre was granted an option to purchase another center in Poland, which at present is at stages of establishment.

•
In April 2005, the Company sold, via PC, 4 shopping centers to the Dawnay Day group, a leading group in the field of real estate and finance. The sale consideration yielded the Company profits at highly significant rates.

Management and Business Strategy

Maalot estimates that the quality of the management at the Company is higher than average, as primarily reflected by the constant increase in revenues, the longstanding goodwill, the experience and seniority of the management. On the other hand, Maalot estimates that there is a dependency on the chairman of the board of directors and the controlling shareholder of the Company, Mr. Mordechai Zieser, in respect of defining the business strategy of the Company, the business contacts and the management of the Company. This dependency, in Maalot’s estimation, has no influence on the field activity, since after the presentation of the strategy and activity targets, by Mr. Mordechai Zieser, the identification of lands, the promotion and sale process, in general, are implemented by the management in the field (each project in every country has an Israeli manager, and a management team of his own, which reports, on an ongoing basis, to the Company’s management in Tel Aviv). Maalot estimates that the high quality of the management also stems from the quality of the local team, its professionalism, the considerable goodwill amongst mayors and company leaders and its ability to identify business opportunities.

The group’s basic strategy is expanding its activity in the field of promotion in its present activities, while using the considerable goodwill and the control headquarters in the Company’s countries of activity. Furthermore, copying the manner of activity and the extension thereof into India. This activity is still under examination. This activity, if any, will commence in the upcoming year.

Maalot views positively the Company’s policy to exit from markets at which demand surpluses have been exhausted, so as not to wear out the margins in its activity. According to the Company, the promotion of the activity will be conservative while cooperating with local entities, and financing subordinated capital bands, which will reduce the Company’s financial exposure.

According to the Company, entering into other activities, if any, will be limited with respect to the Company’s scope of exposure.

2.4       Financial Risk

Maalot estimates that the financial risk inherent in the Company’s activity is lower than average, primarily in view of the Company’s good profitability, reasonable financial leverage and trend of improvement and high liquidity level.

Income and Profitability

The scope of the Company’s revenues is at a constant growth trend, primarily arising from a change in the nature of the Company’s activity and a shift from a company that promotes and manages properties to one that sells the properties. The guideline in the Company’s activity, at present, is improving the property and the sale thereof at returns that are higher than average on the market. Maalot estimates, in view of the Company’s promotional nature of activity, and in view of the timing of the registration of the sale of assets, that the Company’s high scope of revenues is not permanent and its profitability is likely to be adversely affected in the short term ,up to the execution of additional sales.

Maalot estimates that the profitability rates exhibited by the Company in recent years, as reflected in the gross profitability (30%-37%) and in the EBITDA rate (40%-46%) are considerably higher than average in the promoter companies rated by Maalot.

The Company has significant scopes of R&D expenses in view of activity in the hi-tech field. These expenses are primarily covered by the ongoing cash flow of the companies InSightec and Gamida Cell as well from the introduction of additional investors, and not though significant owners’ injection.

In 2003 the Company recorded a loss of approx. NIS 112 M, resulting primarily from rate differentials.

Financial Robustness

Maalot estimates that the level of the Company’s financial leverage, as reflected in the debt - to - CAP ratio, and in the debt - to - net CAP ratio, are slightly better than average in the sector. As part of examining the Company, Maalot also carried out an examination of the Company’s economic financial robustness as of July 2006, including latent value surpluses inherent in the Company’s assets. Maalot estimates that the leverage levels indicate economic financial robustness that is slightly better than the average in the promoter real estate companies rated by Maalot.

Maalot estimates that the Company’s financial leverage level is likely to increase with the continued promotion, up to the implementation of another realization of the assets under promotion. As aforesaid, the rating of the Company’s liabilities relies, inter alia, on Maalot’s estimate, that the Company’s net debt - to - net CAP ratio, in the short and medium terms, will not exceed at rate of 75%. Further, Maalot expects that, in the long term, the Company will act to continue the improvement of the financial leverage, inter alia, by flotation of value in the Company’s assets, recorded at costs below value cost.

However, nothing in the foregoing shall bind the Company to maintain such financial ratio or to improve the financial leverage in any manner whatsoever.

In 2005, the Company distributed a dividend in the sum of approx.

$ 37 M. In the first quarter of 2006, the Company distributed a dividend in the sum of approx. $ 28 M.

Liquidity and Accessibility to Finance Resources

Maalot estimates that the Company’s liquidity is high, as reflected in the high balances of the liquid portfolio. Maalot estimates that maintaining a level of liquidity is essential for the purpose of maintaining flexibility in the Company’s operations, in view of the fact that most of the Company’s assets cannot be realized expeditiously, and their major part is still at various stages of construction.

Maalot estimates that the Company has good accessibility to the banking system as well as to the capital market, in view of the fact that the release of PC’s shares from encumbrance will provide, if necessary, another financial resource.

Cash Flow and Coverage Ratios

The Company prepares its statements of operations in the format customary at holding companies (all inclusive). The consideration from the sale of the commercial assets is recorded in the cash flow from investment activity. At Elbit, the sale of assets is at the business core, constituting the Company’s primary income source. The entering of this activity as investment activity, significantly averts the Company’s cash flow from current operations downward. It should be stated that this activity of sale of assets commenced in 2003 as a sector of operations by itself, as aforesaid, in view of the shift to activity as a promoter company, which constructs, markets and sells the assets.

The Company’s activity is divided into two periods: The first up to 2003, during which the Company operated the commercial centers which it constructed, and the second from 2004, during which the Company shifted to sale of the commercial centers as early as at the advanced construction stages of the project. Accordingly, the cash flow from current operations of the Company is positively affected by the present manner of activity and the Company exhibits high current cash flow.

Maalot estimates that the debt coverage ratios and the finance expenses coverage ratios, which the Company is expected to exhibit, are better than average in the sector. From 2006 to 2010, a debt coverage ratio is expected by means of EBITDA flow - through, of about 3-10 years. However, Maalot estimates that there may be periods where the cash flow will be adversely affected due to a delay up to the successful completion of the promotion of the properties and the realization thereof at profit.

Summarized Financial Data

	31/03/2006	31/03/2005	2005	2004	2003	2002
Total Income	200,606	151,310	816,755	735,881	594,885	512,674
Total Gross Profit	61,872	38,494	302,655	227,643	136,070	78,959
Gross Profit Rate	30.8%	25.4%	37.1%	30.9%	22.9%	15.4%
Administrative and general expenses	13,314	13,495	36,939	43,627	42,144	44,070

	31/03/2006	31/03/2005	2005	2004	2003	2002
R&D expenses	15,058	11,559	59,796	38,158	43,719	28,454
Ebitda	N.A	N.A	335,276	337,610	225,553	169,446
Ebitda to revenues ratio			41.0%	45.9%	37.9%	33.1%
EBITDA to CAP			9.9%	8.2%	4.5%	3.3%
EBITDA to deducted CAP ratio			12.6%	9.7%	4.9%	3.9%
Operating Profit	33,500	13,440	205,920	145,858	50,207	6,435
Operating Profit Rate	16.7%	8.9%	25.2%	19.8%	8.4%	1.3%
Finance expenses, net	37,652	32,772	122,321	53,569	211,821	5,440
Net finance expenses from revenues	18.8%	21.7%	15.0%	7.3%	35.6%	1.1%
Other revenues (expenses), net	(1,910)	(4,674)	(57,106)	(51,428)	(10,477)	(15,205)
Profit (loss) before Income Tax	(6,062)	(24,006)	26,493	40,861	(172,091)	(14,210)
Pretax profit (loss) rate	-3.0%	-15.9%	3.2%	5.6%	-28.9%	-2.8%
Profit (loss), net	8,096	(10,971)	85,757	43,347	(112,081)	40,415
Net profit (loss) rate	4.0%	-7.3%	10.5%	5.9%	-18.8%	7.9%
Return to equity	3.4%	-6.9%	8.0%	3.5%	-7.9%	2.6%
Return to CAP	0.8%	-1.1%	2.5%	1.1%	-2.2%	0.8%

Item	31/03/2006	31/03/2005	2005	2004	2003	2002
Balance sheet scope	4,448,786	4,385,079	3,786,117	4,520,279	5,527,795	5,736,020
Equity including minority’s interests	964,637	1,050,415	1,066,859	1,234,655	1,425,252	1,548,206
Equity and minority’s interests to balance sheet	21.7%	24.0%	28.2%	27.3%	25.8%	27.0%
Debt	3,170,116	3,033,435	2,319,905	2,859,010	3,622,524	3,657,720
Debt to balance sheet	71.3%	69.2%	61.3%	63.2%	65.5%	63.8%
Consisting of: Short term debt	439,658	586,364	460,270	536,937	917,809	1,632,699
Short term debt to balance sheet	9.9%	13.4%	12.2%	11.9%	16.6%	28.5%
Short term debt to total debt	13.9%	19.3%	19.8%	18.8%	25.3%	44.6%
Deducted debt	2,049,486	2,588,922	1,590,489	2,235,244	3,168,017	2,767,633
Deducted debt to balance sheet	46.1%	59.0%	42.0%	49.4%	57.3%	48.3%
Debt to CAP	76.7%	74.3%	68.5%	69.8%	71.8%	70.3%
Deducted debt to Deducted CAP	68.0%	71.1%	59.9%	64.4%	69.0%	64.1%

Item	31/03/2006	2005	2004	2003	2002
Liquid portfolio	1,120,630	729,416	623,766	454,507	890,087
Liquid portfolio to balance sheet	25.2%	19.3%	13.8%	8.2%	15.5%
Liquid portfolio to short term debt	254.9%	158.5%	116.2%	49.5%	54.5%
Liquid balances to current liabilities	162.8%	105.4%	78.5%	38.6%	46.8%
Current ratio	1.90	1.25	0.93	0.49	0.53
Quick ratio	1.86	1.22	0.92	0.49	0.53
Working Capital	620,956	173,354	(58,402)	(600,728)	(895,269)

Item	2005	2004	2003	2002
Cash flow from current operations	(99,108)	(21,562)	(8,333)	(22,781)
Cash flow from current operations to revenues	-12.72%	-2.88%	-0.42%	-3.86%
Cash flow from current operations - reconciled	74,805	271,147	(105,503)	(22,781)
Cash flow from current operations reconciled with revenues	9.16%	36.85%	-17.74%	-4.44%
Cash flow from investment activity	5,496	128,481	131,443	(497,736)
Cash flow from investment activity - reconciled	(168,417)	(164,228)	228,613	(497,736)
Cash flow from finance activity	243,727	75,872	(174,995)	350,100
EBITDA	336,970	337,610	225,553	169,446
Debt to EBITDA	6.9	8.5	16.1	21.6
Deducted Debt to EBITDA	4.7	6.6	14.0	16.3
Finance / EBITDA	2.8	6.3	1.1	31.1
Permanent cash flow (FFO), reconciled	96,962	268,214	(118,138)	(1,077)
Debt / FFO	23.9	10.7	Negative FFO	Negative
Deducted Debt to FFO	16.4	8.3	Negative FFO	Negative FFO
(FFO + finance) / Finance	1.8	6.0	Negative FFO	Negative FFO

3.        Appendix - Definitions

Net debt to CAP ratio:

I.	Net CAP = equity + debt less balance of liquid portfolio.
II.	Liquid portfolio = cash balance + short term deposits + negotiable securities.
III.
Net Debt: Consisting of short term debt from banks (including current maturities) plus long term debt from banks, plus Notes less liquid portfolio balances (as defined above). Furthermore, the debt includes other interest bearing liabilities as well as financial guarantees.

IV.	Equity = equity according to balance sheet values, plus minority’s interests.
V.	The calculation will be made on the basis of the financial statements published by the Company, according to generally accepted accounting standards.

It should be stated that when measuring the net debt, Maalot will consider offsetting, from the debt balance, according to the financial statement, debts covered by bank guarantees, provided by purchasers as part of transactions of sale of the Company’s assets. It should be stressed that this debt will be offset under several suspending conditions:

a.	The Company complies with the marketing rate as stated in the guarantee letter.
b.
The Company complies with the financial performance rate of the projects (pursuant to the Company’s reports, taking account of the balance for investment and the actual investment, under the budget submitted to Maalot).

1.	60% performance - Maalot will recognize 40% of the guarantee or the total investment performed (whichever is lower).

2.	80% performance - Maalot will recognize 60% of the guarantee or the total investment (whichever is lower).

1.24.	Advice on the Issue

On August 22, 2006 the Company entered into an agreement with Clal Finances Underwriting Ltd., Analyst Underwriting And Issuing Ltd. and Harel Underwriting And Issues Ltd. (hereinafter: “Issue Advisers”), pursuant to which the Issue Advisers will provide, to the Company, issue advice services in connection with the Prospectus (hereinafter: “Issue Advisers’ Services”), all in accordance with the terms set out below:

In consideration of the Issue Advisers’ Services, the Issue Advisers will be entitled to commissions as follows:

A. A commission at a rate of 1% of the total immediate consideration, gross, actually received for all the Notes offered under the Prospectus (including the Notes to be purchased by institutional investors), less prior undertaking commission and distribution commission, as set out below, and:
B. Success fee in a sum equal to the product of the difference (in percentage) between the rate of the interest on the Series C Notes to be determined in the tender, and the interest rate of 5.75%, and the total immediate consideration (gross) actually received for all the Notes offered under the Prospectus.

The aforesaid commissions will be distributed among the Issue Advisers as follows:

Clal Finances Underwriting Ltd: 40%

Analyst Underwriting And Issuing Ltd: 30%

Harel Underwriting And Issues Ltd: 30%

The Issue Advisers will be entitled to distribute commissions to underwriters and to members of the Stock Exchange at their sole discretion.

It is hereby clarified that for the purpose of calculating the commissions in paragraphs a. and b. above, the listing for trading of the Series A and the Series B Notes issued under a private placement prior to the Prospectus date, will not be taken into account.

Of the total commission to which the Issue Advisers will be entitled, pursuant to paragraph a. above, the prior undertaking commission to institutional investors will be deducted at 0.4% of the total immediate consideration, gross, to be received for the units respecting which the institutional investors undertook to submit bids, at their pro rata share of the institutional investors’ units, as set out in the Prospectus.

Of the total commission to which the Issue Advisers will be entitled, pursuant to paragraph a. above, a distribution commission at a rate of 0.1% will be deducted from the total immediate consideration, gross, to be actually received for the units to be purchased in consequence of bids submitted through them. This commission will also be paid to the institutional investors in connection with securities they purchased in compliance with their prior undertaking. (Accordingly, the Authorized Agents will not be entitled to the distribution commission for the units purchased, as aforesaid, by the institutional investors, in compliance with their prior undertaking).

Other than the commissions set out in paragraphs a. and b above, the Issue Advisers will not be entitled to any other payment with respect to the Issue Advisers’ Services to be provided by them.

1.25.	Plan of Distribution

The Series C and Series A Notes as well as the Series B Notes are being offered directly by the Company. For a description of the offer process, see Sections 1.12 and 1.13 above (Hebrew).

The Company received early commitments from institutional investors to subscribe in the offering of the Series C and Series A Notes. For a description of the number of units subscribed for by each institutional investors, the interest rate to be offered by it and the early commitment fees to be paid by the Company to such investors, see Section 1.19 above (Hebrew).

The Company has retained the services of Clal Finance Underwriting Ltd. (address: 37 Menachem Begin Rd., Tel Aviv), Analyst Underwriting and Issuances Ltd. (address: 46 Rothschild Boulevard, Tel Aviv) and Harel Underwriting and Issuances Ltd. (address 30 Yavne, Tel Aviv) to assist and advise in connection with this prospectus. For a description of the terms of the agreements between the Company and the above advisors, see Section 1.24 above (Hebrew). Clal Finance Batucha Investments Management Ltd. (37 Menachem Begin Rd, Tel Aviv) will act as coordinator of the offering.

1.26.	Expenses of the Offering

The aggregate amount that we expect to pay for advisory fees, distribution fees, early commitment fees and success fees in connection with the offering of the Series C and Series A Notes, as well as the offering of Series B Notes (as the case may be), is approximately NIS 6.6 million. We estimate that our other expenses will be approximately NIS 1.15 million. Accordingly, our expenses in connection with this offering, totaling approximately NIS 7.75 million constitute approximately 1.7% of the immediate proceeds from the offerings.

1.27.	Incorporation of Certain Documents by Reference

1.27.1.
We are allowed to “incorporate by reference” the information we file with the Israel Securities Authority (ISA) on the Magna system, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the following documents: Our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed with the ISA on the Magna system on July 2, 2006.

1.27.2.	Our report on Form 6-K filed with the ISA on the Magna system on June 6, 2006, July 13, 2006, August 10, 2006 August 15, 2006, August 16, 2006, August 20, 2006 and August 21, 2006.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

You may obtain a copy of any or all of these filings at no cost, by writing or telephoning us at the following address:

Elbit Medical Imaging Ltd.
13 Mozes Street
Tel-Aviv 67442
Israel

Tel: (972) 3-608-6000
Fax: (972) 3-691-0120

Attn: Shimon Yitzhaki, President
Tel: (972) 3-608-6000
Fax: (972) 3-695-3080

Our ordinary shares are listed on the Nasdaq National Market and on the Tel Aviv Stock Exchange. Since our shares are also listed on the Nasdaq National Market, we are exempt from certain of the reporting obligations specified in Chapter Six of the Israel Securities Law, 1968, that would otherwise be applicable to a company traded on the Tel Aviv Stock Exchange, provided that a copy of each report submitted in accordance with applicable United States law or Nasdaq rules is filed with the Israel Securities Authority and the Tel Aviv Stock Exchange within the time specified under Israeli law.

1.28.	Indemnification, Exemption and Insurance of Directors and Officers

General. EMI’s Articles of Association set forth the following provisions regarding the grant of exemption, insurance and indemnification to any director and/or officer of EMI, all subject to the provisions of the Israeli Companies Law:

Exemption - EMI may prospectively exempt any director and officer of EMI from liability, in whole or in part, for damages sustained due to a breach by the director and/or officer of such director’s and/or officer’s duty of care to the EMI. A recent amendment to the Israeli Companies Law prohibits a company to exempt any of its directors and officers in advance from its liability towards such company for the breach of its duty of care in distribution as defined in the Israeli Companies Law (including distribution of dividend and purchase of such company’s shares).

Insurance - EMI may subscribe for insurance of liability of any director and officer of EMI imposed on such director and/or officer due to an act performed by such director and/or officer in such director’s and/or officer’s capacity as a director and/or officer of EMI, in any of the following:

(1)	Breach by the director and/or officer of such director’s and/or officer’s duty of care to EMI or to any other person;

(2)
Breach of the director’s and/or officer’s fiduciary duty to EMI, provided that the director and/or officer acted in good faith and had reasonable grounds to believe that the act would not prejudice the interest of EMI;

(3)	Monetary liability imposed upon a director and/or officer in favor of a third party;

(4)	Any other event in respect of which an insurance of a director and/or officer is and/or may be permitted.

Indemnification - EMI may prospectively undertake to indemnify a director and/or officer of EMI, with respect to liability or expense set forth hereunder, incurred by such director and/or officer for an act performed by such director and/or officer in such director’s and/or officer’s capacity as a director and/or officer of EMI, provided that the prospective indemnification undertaking shall be limited to certain events that in the opinion of the EMI board of directors are foreseeable at the time of issuance of the prospective indemnification undertaking and to an amount that the EMI board of directors has determined that is a reasonable amount under the circumstances.

EMI may retroactively indemnify a director and/or officer of EMI with respect to liability or expense set forth hereunder, imposed on such director and/or officer for an act performed by such director and/or officer in such director’s and/or officer’s capacity as an director and/or officer of EMI. EMI’s Articles of Association also provide that, subject to the Israeli Companies Law, a prospective indemnification undertaking or a retroactive indemnification, as referred to above, may be issued or granted, as the case may be, with respect to the following matters:

(1)	Monetary liability imposed upon an officer in favor of a third party by a judgment, including a settlement judgment approved by court or an arbitrator’s award approved by court;

(2)
Reasonable litigation expenses, including attorney’s fees, incurred by or charged to a director and/or officer by court, in proceedings brought against the director and/or officer by EMI or on its behalf or by a third party, or a criminal charge from which the director and/or officer was acquitted or for a criminal charge in which such officer was convicted of an offense not requiring proof of criminal intent;

(3)	Other liability or expense for which it is or may be permissible to indemnify a director and/or officer.

The aggregate indemnification amount paid to directors and officers of EMI pursuant to prospective undertake to indemnify a director and an officer of EMI as described above, or a Director of the Other Company, as described below, shall not exceed the lower of (i) 25% of the shareholders’ equity of EMI as of the date of actual payment by EMI of the indemnification amount (as set forth in EMI’s most recent consolidated financial statements prior to such payment); and (ii) US$40 million, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by EMI, with respect to matters covered by such indemnification.

EMI is also authorized to grant indemnification, either prospectively or retroactively, to any person, including a director and an officer of EMI who officiates or officiated on behalf of or at the request of EMI as a director of another company of which EMI is either directly or indirectly a shareholder or in which it has any other interest whatsoever (“Director of the Other Company”), subject to certain limitations.

Prohibition on the grant of exemption, insurance and indemnification - The Israeli Companies Law provides that a company may not give insurance, indemnification nor exempt its directors and/or officers from their liability in the following events:

(1)
a breach of the fiduciary duty vis-a-vis the company, except in relation to indemnification and insurance due to a breach of fiduciary duty towards the Company if the director or officer acted in good faith and had a reasonable basis to believe that the act would not harm the Company;

(2)	an intentional or reckless breach of the duty of care, except if such breach of duty of care was made in negligence only;

(3)	an act done with the intention of unduly deriving a personal profit; or

(4)	a fine imposed on the officer or director.

Insurance of directors and officers. EMI purchased an insurance policy for the coverage of the liability of directors and officers of the Company, including as directors or officers of the Company’s subsidiaries, for a one-year period beginning on October 31, 2005 and ending on October 31, 2006. Such policy covers a total liability of $40 million per occurrence and during the duration of the policy, which represents the overall directors and officers liability policy covering the directors and officers of Europe-Israel (the parent company of the Company) and companies under its control (the liability of directors and officers of Europe-Israel and companies controlled by it, other than the Company and companies under its control, is limited to $10 million out of the aggregate coverage amount of $40 million). The premium paid by the Company with respect to this insurance policy was approximately $290,000 representing its share out of a total premium of $315,000 paid for the overall policy for Europe-Israel and the companies controlled by it. The coverage of such policy also includes acts and/or omissions performed by previous directors and officers of the Company for a one-year period beginning on October 31, 2005 and ending on October 31, 2006 without any retroactive limitation and subject to the terms of the policy.

Exemption of directors and officers. EMI shareholders approved on February 21, 2001 to prospectively exempt directors and officers of EMI (other than the controlling shareholder of EMI at that time) from their liability for damages sustained due to a breach by them of their duty of care to EMI, all in accordance with the Israeli Companies Law.

Indemnification of directors and officers. In accordance with EMI shareholders resolution adopted on February 21, 2001, EMI has undertaken to indemnify its directors and officers to the fullest extent permitted by the Israeli Companies Law and EMI Articles of Association. The following principles shall apply to the prospective indemnification undertaking with respect to EMI directors and officers:

(1)
The aggregate indemnification amount, paid to directors and officers of EMI pursuant to prospective undertake to indemnify a director and an officer of EMI, or a Director of the Other Company, shall not exceed the lower of (i) 25% of the shareholders’ equity of EMI as of the date of actual payment by EMI of the indemnification amount (as set forth in EMI’s most recent consolidated financial statements prior to such payment); and (ii) US$40 million, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by EMI, with respect to matters covered by such indemnification.

(2)
The undertaking to prospectively indemnify shall apply (subject to any limitations or restrictions under law) to the following events that, in the opinion of EMI board of directors, are foreseeable at the date of the board of directors’ resolution on the grant of prospective undertaking to indemnify:

(i)	Any issuance of securities, including without limitation, a public offering pursuant to a prospectus, a private offering, the issuance of bonus shares or any offer of securities in any other manner;

(ii)
A "Transaction" within the meaning of Section 1 of the Companies Law, including without limitation a transfer, sale or purchase of assets or liabilities, including securities, or the grant or receipt of a right to any of the foregoing, and any act directly or indirectly involved in such "Transaction";

(iii)
Report or notice filed in accordance with the Companies Law or the Israeli Securities Law of 1968, including regulations promulgated thereunder, or in accordance with rules or instructions prevailing on an Israeli stock exchange or a stock exchange outside of Israel, or any law of another country regulating similar matters and/or the omission to act accordingly;

(iv)
Amendment to EMI’s structure or its reorganization or any resolution with respect to such matters, including without limitation, a merger, split, change in EMI’s capital structure, incorporation of subsidiaries, dissolution or sale thereof, issuance or distribution;

(v)  The making of any statement, including a bona fide statement or opinion made by an officer of EMI in such capacity, including during meetings of the Board of Directors or any committee thereof;

(vi)	An act in contradiction to the articles or memorandum of association of EMI; and

(vii)	Any of the foregoing events relating to the capacity of such officer as an officer of a corporation controlled by EMI or otherwise affiliated therewith.

1.29.	Directors and Senior Management

Below is a list of our directors and senior management as of the date of this prospectus:
NAME	POSITION
Mordechay Zisser	Executive Chairman of the Board of Directors
Shimon Yitzhaki	President and Director
Rachel Lavine	Director
Yehoshua (Shuki) Forer	Director
David Rubner	Director
Yosef Apter	External Director
Zvi Tropp	External Director
Abraham (Rami) Goren	Director
Moshe Lion	Director
Shmuel Peretz	Director
Marc Lavine	Corporate Secretary and General Counsel
Dudi Machluf	Chief Financial Officer

The business address of the directors and senior management is 13 Mozes Street, Tel-Aviv 67442, Israel.

1.30.	Where Can You Find More Information

We are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F by June 30 each year. In addition, we file interim financial information on Form 6-K on a quarterly basis with 60 days from the end of each quarter. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. Reports and other information filed by us with the SEC may be inspected without charge and copied at prescribed rates at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The public may obtain information on the operation of the

Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov). Our internet address is http://www.emitf.co.il. You may also find our reports filed with the ISA on the Magna site whose address is www.magna.isa.gov.il.

1.31.	Legal Matters

Certain legal matters with respect to the Notes are being passed upon for us by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. See Chapter 2.

1.32.	Experts

The audited consolidated financial statements incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, in this prospectus, to the extent and for the periods indicated in their reports, have been audited by Brightman Almagor & Co., an independent registered public accounting firm in Israel and a member firm of Deloitte Touche Tohmatsu, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The address of Brightman Almagor & Co. is 1 Azrieli Center, Tel-Aviv 67021. Brightman Almagor & Co. has consented to the incorporated by reference of their report dated April 9, 2006 with respect to the consolidated financial statements of the Company in the Company’s 2005 20-F.

The Company has also engaged the services of (i) KPMG Hungaria Kft., with an address of _1139 Budapest Vaci ut 99, Budapest, Hungary to audit the financial statements of the Company’s subsidiary, Plaza Centers (Europe) B.V. and its subsidiaries; (ii) Mazars Paardekooper Hoffman N.V., with an address of Mazars Tower, Delflandlaan 1 - P.O. Box 7266 - 1007 JG Amsterdam, to audit the financial statements of the Company’s subsidiary, B.E.A. Hotels N.V.; and (iii) Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global, with an address of 3 Aminadav St, Tel Aviv 67067, Israel, to audit the financial statements of the Company’s subsidiary, Gamida Cell Ltd.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the consultants have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the consultants are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since such date.

1.33.	Sales of Unregistered Securities

During the past three years, the Company sold securities that were not registered under the Securities Act as follows:

(A)     In March 2004, we issued 623,362 ordinary shares to Triple-S Holdings N.V, a company that provided management services to our indirect wholly owned subsidiary, Plaza Centers (Europe) B.V., pursuant to an agreement, dated February 28, 2001 under Regulation S. Under the 2001 agreement, we issued 250,000 ordinary shares to Triple-S in exchange for services provided by Triple-S to PC and for Triple-S’s waiver of certain rights to purchase shares of companies held by PC. In addition, under the terms of the agreement, we undertook to review on January 15, 2004 the market value of the 250,000 shares issued to Triple-S. In the event that the market value of such shares was lower than $6 million, we undertook to pay Triple-S the difference between the calculated market value and $6 million, either in cash or by way of issuance of additional shares of EMI. According to our calculation, the market value of the 250,000 shares was lower than $6 million, and as a result, our board of directors approved the payment to Triple-S of the aforementioned difference by way of issuance of 623,362 of our shares (in addition to the 250,000 of our shares originally issued to Triple-S) under Regulation S.

(B)      On November 2, 2004, the Company’s subsidiary, Elscint, sold 357,953 shares of EMI to an institutional investor in consideration for 576,923 ordinary shares of Elscint through a private transaction under Regulation S. Prior to the reported transaction, part of these shares did not have voting rights inasmuch as they were held by a subsidiary of EMI. Following the transaction the shares sold enjoyed full equity and voting rights.

(C)     On February 27, 2005, we issued an aggregate of 350,000 ordinary shares under Regulation S to Mr. Mordechay Zisser, our Executive Chairman of the Board, pursuant to an exercise by him of options, for an aggregate price of NIS 16 million.

(D)     During March 2006, we issued 13,980 ordinary shares to a director of EMI pursuant to our incentive plan under Regulation S in consideration for NIS 38.67 per option.

(E)       On May 17, 2006, the Company’s majority owned subsidiary, Elscint, sold 524,187 shares of the Company in consideration through a private transaction under Regulation S to Clal Finance Batucha Investments Management Ltd.. The aggregate consideration with respect to such sale was approximately NIS 60.2 million (approximately $13.1 million). Prior to the reported transaction, part of these shares did not have voting rights inasmuch as they were held by a subsidiary of EMI. Following the transaction the shares sold enjoyed full equity and voting rights.

Chapter 2

2.

2.1.	Legal Opinion

The Company received the following legal opinion:

                                      Tel Aviv, August 24, 2006
  To:
  Elbit Medical Imaging Ltd.
  13 Noah Moses St.
  Tel Aviv 67442

.  Dear Sir or Madam;

Re: Prospectus of Elbit Medical Imaging Ltd. (the “Company”)

concerning a public issue of up to NIS 458,605,000 par value of Series C Notes, up to NIS 51,363,760 par value Series A Notes of the Company (hereinafter, jointly: the “Securities”) and their listing for trading on the Tel Aviv Stock Exchange Ltd., and at your request, we hereby confirm as follows:

1.    The rights relating to the securities issued, pursuant to this Prospectus, were correctly described in the Prospectus.

2.    The Company has the authority to issue the securities offered by it, under this Prospectus, in the way proposed in the Prospectus.

3.    The Company’s Directors were duly appointed and their names are referred to in the Prospectus.

We agree that this opinion will be included in the Prospectus.

Sincerely,

David Hodak, Advocate	Aya Yofa, Advocate	Adva Bitan, Advocate
Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.

2.2.	Auditor’s Consents

Date: August 21, 2006

To:
The Board of Directors of Elbit Medical Imaging Ltd.

Re: Confirmation Of A Registered And Independent Accounting Firm

Dear Sir or Ma’am,

We hereby agree to the inclusion, by way of reference in the Prospectus of Elbit Medical Imaging Ltd., concerning pubic issue of Series C Notes, Series A Notes and Series B Notes (hereinafter: the “Prospectus”), of our auditor’s opinion that was signed by us on April 9, 2006, pertaining to the consolidated financial statements of Elbit Medical Imaging Ltd., and its subsidiaries, as at December 31, 2005 and the year then ended, which were submitted by Elbit Medical Imaging Ltd. to the U.S. Securities and Exchange Commission and to the Securities Authority on June 30, 2006 and on July 2, 2006, respectively, in Form 20-F.

This letter is issued at the request of Elbit Medical Imaging Ltd., and is only intended to be included in the Prospectus to be submitted to the Securities Authority in Israel, in August 2006.

Sincerely,

Brightman Almagor & Co.
CPAs (Isr.)
Member of Deloitte Touche Tohmatsu

[Missing Graphic Reference]

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the prospectus of Elbit Medical Imaging Ltd. (the “Company”) for the offering of Series A, Series B and Series C Notes of the Company of our report dated March 20, 2006, with respect to the consolidated financial statements of Gamida Cell Ltd. as of December 31, 2005, included in the Annual Report (Form 20-F) for the year ended December 31, 2005, as filed with the Securities and Exchange Commission on June 30, 2006 and with the Israel Securities Authority on July 2, 2006.

Tel Aviv Israel                       KOST, FORER, GABBAY & KASIERER
August 23, 2006               A Member of Ernst & Young Global

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in this prospectus of Elbit Medical Imaging Ltd. of our report dated April 6, 2006 relating to the financial statements of B.E.A. Hotels N.V. for the year ended December 31, 2005, which are included in the Elbit Medical Imaging Ltd. Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 30, 2006.

Amsterdam, August 21, 2006

MAZARS, PAARDEKOOPER, HOFFMAN N.V.

F.D.N. Walta RA

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Elbit Medical Imaging Ltd.:

We consent to the incorporation by reference in this prospectus of Elbit Medical Imaging Ltd. of our report dated April 5, 2006, with respect to the consolidated balance sheets of Plaza Centers (Europe) B.V. and Subsidiaries, as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2005, which report appears in the December 31, 2005 Annual Report on Form 20-F of Elbit Medical Imaging Ltd., as filed with the Securities and Exchange Commission on June 30, 2006.

KPMG Hungaria Kft.

Budapest, Hungary
August 23, 2006

2.3.	Perusal of Documents

A copy of this Prospectus, the authorization to publish it, the trust deeds, as well as a copy of any statement, opinion or approval contained or referred to therein, may be perused at the Company’s registered offices at 13 Noah Moses St., Tel Aviv, during normal working hours, as well as on the website of the Securities Authority: www.magna.isa.gov.il.

Chapter 3 - Signatures

Company:
Elbit Medical Imaging Ltd.

Directors:
Mordechai Zieser
Shimon Yitzchaki
Rachel Levin
Abraham (Rami) Goren
Joshua (Shuki) Furer
David Robner
Zvi Trop
Joseph After
Moshe Leon
Shmuel Peretz